Exhibit 2.1

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

BY AND BETWEEN

FIRSTMERIT CORPORATION

AND

CITIZENS REPUBLIC BANCORP, INC.

DATED AS OF SEPTEMBER 12, 2012

i

v

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER, dated as of September 12, 2012 (this “Agreement”), is by and between FIRSTMERIT CORPORATION, an Ohio corporation (“Parent”), and CITIZENS REPUBLIC BANCORP, INC., a Michigan corporation (the “Company”).

RECITALS

WHEREAS, the respective Boards of Directors of Parent and the Company have approved and declared advisable this Agreement and the merger of Company with and into Parent (the “Merger”) upon the terms and subject to the conditions of this Agreement and in accordance with the corporation Law of the state of Ohio (“Parent Corporation Law”) and the Business Corporation Act of the State of Michigan (the “MBCA”);

WHEREAS, the respective Boards of Directors of Parent and the Company have determined that the Merger is in the best interest of their respective shareholders; and

WHEREAS, for federal income tax purposes, it is intended that the Merger shall qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”).

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth in this Agreement and intending to be legally bound hereby, the parties hereto agree as follows:

Article 1.

THE MERGER

Section 1.1 The Merger.

Upon the terms and subject to satisfaction or waiver of the conditions set forth in this Agreement, and in accordance with the Parent Corporation Law and the MBCA, at the Effective Time, the Company shall be merged with and into Parent. As a result of the Merger, the separate corporate existence of the Company shall cease and Parent shall continue as the surviving corporation of the Merger (the “Surviving Corporation”).

Section 1.2 Closing.

Unless this Agreement is terminated in accordance with Article 7, the closing of the Merger (the “Closing”) shall take place at the offices of Dykema Gossett PLLC, 39577 Woodward Avenue, Suite 300, Bloomfield Hills, Michigan 48304 (or such other place as agreed by the parties) not later than the second Business Day following the date on which all of the conditions set forth in Article 6 are satisfied or, if permissible, waived (other than those conditions to be satisfied at the Closing, but subject to the satisfaction or, if permissible, waiver thereof), unless the parties hereto agree to another date.

Section 1.3 Effective Time.

Immediately following the Closing, subject to the terms and conditions of this Agreement, the parties hereto shall cause the Merger to be consummated by filing certificates of merger (the “Certificates of Merger”) with the Secretary of State of the State of Ohio and the Department of Licensing and Regulatory Affairs of the State of Michigan, in such form as required by, and executed in accordance with the relevant provisions of, the Parent Corporation Law and the MBCA. The Merger shall become effective at the date and time at which both such filings have been completed, or at such later date and time as Parent and the Company shall agree and specify in the Certificate of Merger (such date and time at which the Merger shall become effective being the “Effective Time”).

Section 1.4 Effect of the Merger.

At the Effective Time, the effect of the Merger shall be as provided in this Agreement, the Certificates of Merger and the applicable provisions of the Parent Corporation Law and the MBCA. Without limiting the generality of the foregoing, at the Effective Time, except as otherwise provided herein, (a) all the property, rights, privileges, powers and franchises of the Company shall vest in the Surviving Corporation, (b) all debts, liabilities and duties of the Company shall become the debts, liabilities and duties of the Surviving Corporation, and (c) all causes in action of the Company shall continue unaffected and uninterrupted by the Merger and shall accrue to the Surviving Corporation.

Section 1.5 Articles of Incorporation; Bylaws.

The Parent Charter, as in effect immediately prior to the Effective Time, shall be the certificate or articles of incorporation of the Surviving Corporation, until thereafter changed or amended as provided therein or by applicable Law, subject to Section 5.14.2. The Parent Bylaws, as in effect immediately prior to the Effective Time, shall be the bylaws of the Surviving Corporation, until thereafter changed or amended as provided therein or by applicable Law, subject to Section 5.14.2.

Section 1.6 Directors and Officers.

The directors and officers of Parent immediately prior to the Effective Time shall, subject to Section 5.13.6, be the directors and officers of the Surviving Corporation, each to hold office in accordance with the articles of incorporation and bylaws of the Surviving Corporation.

Article 2.

CONVERSION OF SECURITIES; EXCHANGE OF CERTIFICATES

Section 2.1 Conversion of Securities.

At the Effective Time, by virtue of the Merger and without any action on the part of Parent, the Company or the holders of any of the following securities:

Section 2.1.1 Conversion of Company Common Stock and TARP Preferred Stock.

Section 2.1.1.1 Each share of common stock, no par value per share, of the Company (“Company Common Stock”) issued and outstanding immediately prior to the Effective Time (other than any shares of Company Common Stock to be canceled pursuant to Section 2.1.2) shall be converted into the right to receive, subject to Sections 2.1.4 and 2.4.4, 1.37 shares of common stock, without par value per share (“Parent Common Stock”), of Parent (the “Exchange Ratio”) (the number of shares of Parent Common Stock to be received per share of Company Common Stock, the “Merger Consideration”). Upon such conversion, all such shares of Company Common Stock shall no longer be outstanding and shall automatically be canceled and shall cease to exist, and each Certificate previously representing any such share or Book-Entry Share shall thereafter represent the right to receive the Merger Consideration into which such shares shall have been converted pursuant to this Section 2.1.1.1. No fractional share of Parent Common Stock shall be issued, and in lieu thereof, a cash payment shall be made pursuant to Section 2.4.4 hereof.

Section 2.1.1.2 Each issued and outstanding share of the Company Fixed Rate Cumulative Perpetual Preferred Stock, Series A (“TARP Preferred Stock”) issued and outstanding immediately prior to the Effective Time (other than any shares of TARP Preferred Stock to be canceled pursuant to Section 2.1.2) shall be converted into the right to receive cash in an aggregate amount equal to the liquidation preference of the TARP Preferred Stock, plus all accrued, cumulated and unpaid dividends owing by the Company on such TARP Preferred Stock.

Section 2.1.2 Cancellation of Certain Company Common Stock and TARP Preferred Stock.

Each share of Company Common Stock or TARP Preferred Stock held by Parent, any wholly owned Subsidiary of Parent, in the treasury of the Company or owned by any wholly owned Subsidiary of the Company (other than shares held in trust accounts or otherwise held for or on behalf of third parties in a fiduciary, custodian or similar capacity where none of the Company, Parent or their respective Subsidiaries is the beneficial owner) immediately prior to the Effective Time shall be canceled and extinguished without any conversion thereof and no payment shall be made with respect thereto.

Section 2.1.3 Parent Common Stock.

Each share of Parent Common Stock issued and outstanding immediately prior to the Effective Time shall remain outstanding immediately after the Effective Time unaffected by the Merger.

Section 2.1.4 Change in Parent Common Stock or Company Common Stock.

If between the date of this Agreement and the Effective Time, the outstanding shares of Parent Common Stock or Company Common Stock shall have been changed into a different number of shares or a different class, by reason of any stock dividend, subdivision, reclassification, recapitalization, split, combination or exchange of shares, the Merger Consideration shall be correspondingly adjusted to reflect such stock dividend, subdivision, reclassification, recapitalization, split, combination or exchange of shares.

Section 2.2 Company Options and Warrants.

Section 2.2.1 The Company will take all actions necessary such that, at the Effective Time, all employee or director options to purchase shares of Company Common Stock that are outstanding and unexercised immediately prior to the Effective Time (each, a “Company Option”) will cease to represent options to purchase Company Common Stock and will be converted automatically into options to purchase Parent Common Stock; provided, however, that Company Options will be converted such that: (i) the number of shares of Parent Common Stock purchasable upon exercise of each Company Option will equal the product of (x) the number of shares of Company Common Stock that were purchasable under the Company Option immediately before the Effective Time and (y) the Merger Consideration, rounded to the nearest whole share; and (ii) the per share exercise price for each Company Option will equal the quotient of (x) the per share exercise price of the Company Option in effect immediately before the Effective Time divided by (y) the Merger Consideration, rounded to the nearest cent. At the Effective Time, Parent will assume each Company Option as so converted. At the Effective Time, Parent will assume each of the plans set forth in Section 2.2.1 of the Company Disclosure Schedule (the “Company Stock Plans”).

Section 2.2.2 Notwithstanding the foregoing, (i) the exercise price and the number of shares of Parent Common Stock purchasable pursuant to the Company Options shall be determined in a manner consistent with any applicable requirements of Section 409A of the Code and (ii) in the case of any Company Option to which Section 422 of the Code applies, the exercise price and the number of shares of Parent Common Stock purchasable pursuant to such option shall be determined in accordance with the foregoing, subject to such adjustments as are necessary in order to satisfy the requirements of Section 424(a) of the Code. Except as specifically provided above, following the Effective Time, each Company Option shall continue to be governed by the same terms and conditions as were applicable to such Company Option immediately prior to the Effective Time (after giving effect to any rights resulting from the Merger and the other transactions contemplated under this Agreement pursuant to the Company Stock Plans, the applicable award agreements thereunder and any applicable change in control agreement, including any right to vesting or acceleration).

Section 2.2.3 Unless purchased by the Company or Parent at or prior to the Effective Time, the warrant issued to the United States Department of Treasury (“UST”) on December 12, 2008 with respect to 1,757,812.5 shares of Company Common Stock (the “TARP Warrant”), by virtue of the Merger and without any action on the part of the holder thereof, cease to represent a warrant to purchase Company Common Stock and will be converted automatically into a warrant to purchase Parent Common Stock (the “Parent Warrant”) in accordance with the terms of the TARP Warrant and with such adjustments to the number of shares into which the TARP Warrant is exercisable and to the exercise price in accordance with the terms of the TARP Warrant based on the Exchange Ratio.

Section 2.3 Restricted Stock and Restricted Stock Units.

Section 2.3.1 All (A) shares of Company Common Stock, whether denominated as restricted stock, salary stock or retainer stock granted under the Company Stock Plans (collectively, “Company Restricted Stock”), and (B) restricted stock units granted under the Company Stock Plans (“Company RSUs”) outstanding, vested and unrestricted immediately prior to the Effective Time (including any shares of Company Restricted Stock and any Company RSUs that are required to vest, or the restrictions upon which are required to lapse, after giving effect to any rights resulting from the transactions contemplated under this Agreement pursuant to the Company Stock Plans and the applicable award agreements thereunder) will be treated at the Effective Time the same as, and have the same rights and be subject to the same conditions (including the conditions set forth in Section 2.4) hereunder as, each other share of Company Common Stock outstanding at the Effective Time as provided in Section 2.1.1.1. Notwithstanding the foregoing, any share of Company Restricted Stock or Company RSU that constitutes, either in whole or in part, a deferral of compensation subject to Section 409A of the Code, will instead be treated as a vested right to receive consideration the same as, and with the same rights and subject to the same conditions (including the conditions set forth in Section 2.4) hereunder as, each other share of Company Common Stock outstanding at the Effective Time as provided in Section 2.1.1.1, payable when such share of Company Restricted Stock or Company RSU would otherwise have been settled in accordance with its terms.

Section 2.3.2 All shares of Company Restricted Stock and Company RSUs that are outstanding but unvested or subject to restrictions immediately prior to the Effective Time (after giving effect to any vesting acceleration, lapse of restrictions, or other rights resulting from the transactions contemplated under this Agreement pursuant to the Company Stock Plans and the applicable award agreements thereunder) will cease to represent awards settleable in shares of Company Common Stock and will be converted automatically into awards settleable in shares of Parent Common Stock; provided, however, that such Company Restricted Stock and Company RSUs will be converted such that the number of shares of Parent Common Stock to be received upon settlement of each such award will equal the product of (i) the number of shares of Company Common Stock that were to be received upon settlement under the applicable award immediately before the Effective Time and (ii) the Merger Consideration, rounded to the nearest whole share. At the Effective Time, Parent will assume each such award of Company Restricted Stock and each such Company RSU, in each case, as so converted. Each such award shall continue to be governed by the same terms and conditions as were applicable to such award immediately prior to the Effective Time (after giving effect to any rights resulting from the Merger and the other transactions contemplated under this Agreement pursuant to the Company Stock Plans, the applicable award agreements thereunder and any applicable change in control agreement, including any right to vesting or acceleration).

Section 2.4 Exchange Procedures.

Section 2.4.1 Exchange Agent.

Prior to the Effective Time, Parent shall designate a bank or trust company reasonably satisfactory to the Company (the “Exchange Agent”) to act as agent for Parent for purposes of, among other things, mailing and receiving letters of transmittal, and distributing the Merger Consideration to the Company’s shareholders.

Section 2.4.2 Exchange Procedures for Company Common Stock.

At or prior to the Effective Time, Parent shall deposit, or shall cause to be deposited, with the Exchange Agent, for the benefit of the holders of shares of Company Common Stock for exchange in accordance with this Article 2, (A) certificates representing the Merger Consideration issuable pursuant to Section 2.1.1.1 in exchange for outstanding shares of Company Common Stock, and (B) from time to time as needed, cash sufficient to pay cash in lieu of fractional shares pursuant to Section 2.4.4 and any dividends or other distributions pursuant to Section 2.4.3 (such certificates representing the Merger Consideration, together with such cash consideration and such dividends or other distributions, being hereinafter referred to as the “Exchange Fund”). The Exchange Agent shall invest any cash included in the Exchange Fund, as directed by Parent, on a daily basis. Any interest and other income resulting from such investments shall be paid only to Parent. As soon as reasonably practicable after the Effective Time, Parent shall cause the Exchange Agent to mail to each holder of record of a Certificate or Book-Entry Share as of immediately prior to the Effective Time (A) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificate or Book-Entry Share shall pass, only upon proper delivery of the Certificate or Book-Entry Share to the Exchange Agent and shall be in customary form) and (B) instructions for use in effecting the surrender of the Certificate or Book-Entry Share in exchange for the Merger Consideration, to which such holder is entitled pursuant to this Agreement. Following the Effective Time, upon surrender of a Certificate for cancellation to the Exchange Agent together with such letter of transmittal, properly completed and duly executed, and upon surrender of such other documents as may be required by the Exchange Agent, the holder of such Certificate or Book-Entry Share shall be entitled to receive in exchange therefor the Merger Consideration into which the shares of Company Common Stock formerly represented by such Certificate or Book-Entry Share shall have been converted pursuant to Section 2.1.1.1, cash in lieu of fractional shares of Parent Common Stock to which such holder is entitled pursuant to Section 2.4.4 and any dividends or other distributions to which such holder is entitled pursuant to Section 2.4.3, and the Certificate or Book-Entry Share so surrendered shall forthwith be canceled. No interest will be paid or accrued on the Merger Consideration or any other cash or other consideration, payable upon surrender of any Certificate or Book-Entry Share. In the event of a permitted transfer of ownership of shares of Company Common Stock which is not registered in the transfer records of the Company, the Merger Consideration, cash in lieu of any fractional shares of Parent Common Stock to which such holder is entitled pursuant to Section 2.4.4 and any dividends or other distributions to which such holder is entitled pursuant to Section 2.4.3 may be paid to a transferee if the Certificate or Book-Entry Share is presented to the Exchange Agent, accompanied by all documents required to evidence and effect such transfer and by evidence that any applicable transfer Taxes have been paid. Until surrendered as contemplated by this Section 2.4.2, each Certificate or Book-Entry Share shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender the Merger Consideration into which the shares of Company Common Stock formerly represented by such Certificate or Book-Entry Share shall have been converted pursuant to Section 2.1.1.1 and cash in lieu of any fractional shares of Parent Common Stock to which such holder is entitled pursuant to Section 2.4.4 and any dividends or other distributions to which such holder is entitled pursuant to Section 2.4.3.

Section 2.4.3 Distributions with Respect to Unexchanged Shares.

No dividends or other distributions with respect to Parent Common Stock shall be paid to the holder of any unsurrendered Certificate with respect to the shares of Parent Common Stock represented thereby, and no cash payment in lieu of fractional shares shall be paid to any such holder pursuant to Section 2.4.4, unless and until the holder of such Certificate shall surrender such Certificate. Subject to the effect of escheat, tax or other applicable Laws, following surrender of any such Certificate, there shall be paid to the holder of the certificates representing whole shares of Parent Common Stock issued in exchange therefor, without interest, (A) promptly, the amount of any cash payable with respect to a fractional share of Parent Common Stock to which such holder is entitled pursuant to Section 2.4.4 and the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such whole shares of Parent Common Stock and (B) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to surrender and a payment date occurring after surrender, payable with respect to such whole shares of Parent Common Stock.

Section 2.4.4 Fractional Shares.

No certificates or scrip representing fractional shares of Parent Common Stock shall be issued upon the surrender for exchange of Certificates, no dividend or other distributions with respect to Parent Common Stock shall be payable on or with respect to any fractional share and such fractional share interests will not entitle the owner thereof to any rights of a shareholder of Parent. In lieu of such fractional share interests, Parent shall pay to each holder of Company Common Stock as of the Effective Time an amount in cash equal to (A) the fractional share interest to which such holder (after taking into account all shares of Company Common Stock held immediately prior to the Effective Time by such holder) would otherwise be entitled, multiplied by (B) the Average Price. As promptly as practicable after the determination of the amount of cash, if any, to be paid to holders of fractional share interests, the Exchange Agent shall so notify Parent and Parent shall deposit such amount with the Exchange Agent and shall cause the Exchange Agent to forward payments to such holders of fractional share interests subject to and in accordance with the terms hereof.

Section 2.4.5 Further Rights in Company Securities.

All Merger Consideration paid in accordance with the terms hereof shall be deemed to have been paid in full satisfaction of all rights pertaining to the Company Common Stock and TARP Preferred Stock with respect to which such payments are made, respectively.

Section 2.4.6 Termination of Exchange Fund.

Any portion of the Exchange Fund (including any interest received with respect thereto) which remains undistributed to the holders of Company Common Stock and TARP Preferred Stock for twelve months after the Effective Time shall be delivered to Parent upon demand, and any holders of Company Common Stock and TARP Preferred Stock who have not theretofore complied with this Article 2 shall thereafter look only to Parent (subject to abandoned property, escheat and similar Laws) as general creditors thereof for payment of the Merger Consideration, any cash in lieu of fractional shares of Parent Common Stock to which they are entitled pursuant to Section 2.4.4 and any dividends or other distributions with respect to Parent Common Stock to which they are entitled pursuant to Section 2.4.3, in each case, without any interest thereon.

Section 2.4.7 No Liability.

None of Parent nor the Company shall be liable to any holder of Company Common Stock and TARP Preferred Stock for any shares of Parent Common Stock (or dividends or distributions with respect thereto) or cash from the Exchange Fund, or from Parent or the Company in the case of the shares of TARP Preferred Stock, delivered to a public official pursuant to any abandoned property, escheat or similar Law.

Section 2.4.8 Lost Certificates.

If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and, if required by Parent, the posting by such person of a bond, in such reasonable amount as Parent may direct, as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate the Merger Consideration, any cash in lieu of fractional shares of Parent Common Stock to which such person is entitled pursuant to Section 2.4.4 and any dividends or other distributions with respect to Parent Common Stock to which such person is entitled pursuant to Section 2.4.3, in each case, without interest thereon.

Section 2.4.9 Withholding.

Notwithstanding anything in this Agreement to the contrary, Parent or the Exchange Agent shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of Company Common Stock such amounts as Parent or the Exchange Agent are required to deduct and withhold under the Code, the UST regulations thereunder or any other provision of federal Tax Law, or any provision of state, local or foreign Tax Law, with respect to the making of such payment. To the extent that amounts are so withheld by Parent or the Exchange Agent, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of Company Common Stock in respect of whom such deduction and withholding was made by Parent or the Exchange Agent.

Section 2.5 Stock Transfer Books.

At the Effective Time, the stock transfer books of the Company shall be closed and there shall be no further registration of transfers of Company Common Stock and TARP Preferred Stock that were outstanding on the records of the Company. From and after the Effective Time, the holders of Certificates immediately prior to the Effective Time shall cease to have any rights with respect to such Company Common Stock or TARP Preferred Stock, as applicable, except as otherwise provided herein or by Law. On or after the Effective Time, any Certificates presented to the Exchange Agent or Parent for any reason shall be cancelled and exchanged as provided in this Article 2.

Section 2.6 Additional Actions.

If, at any time after the Effective Time, the Surviving Corporation determines or is advised that any further deeds, assignments or assurances in Law or any other acts are necessary or desirable to (a) vest, perfect or confirm, of record or otherwise, in the Surviving Corporation its right, title or interest in, to or under any of the rights, properties or assets of the Company or (b) otherwise carry out the provisions of this Agreement, the Company will be deemed to have granted to the Surviving Corporation an irrevocable power of attorney to execute and deliver all such deeds, assignments or assurances in Law and to take all acts necessary, proper or desirable to vest, perfect or confirm title to and possession of such rights, properties or assets in the Surviving Corporation and otherwise to carry out the provisions of this Agreement, and the officers and directors of the Surviving Corporation are authorized in the name of the Company or otherwise to take any and all such action.

Article 3.

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except (i) as set forth in the applicable section or sub-section of the disclosure schedule (it being understood that any particular disclosure in such section or sub-section shall be deemed also to be included in each other section or sub-section of the disclosure schedule as to which the applicability of such particular disclosure is reasonably apparent) delivered by the Company to Parent at or prior to the execution of this Agreement (the “Company Disclosure Schedule”), or (ii) as set forth in the Company SEC Filings filed prior to the date of this Agreement (but disregarding disclosures contained under the heading “Risk Factors,” or disclosures set forth in any “forward-looking statements” disclaimer or any other statements that are similarly non-specific or cautionary, predictive or forward-looking in nature), provided, that this clause (ii) shall not apply to any representation set forth in Section 3.3, the Company hereby represents and warrants to Parent as follows:

Section 3.1 Organization and Qualification; Subsidiaries.

The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Michigan. Section 3.1 of the Company Disclosure Schedule sets forth a true and complete list of all of the Subsidiaries of the Company (each a “Company Subsidiary” and, collectively, the “Company Subsidiaries”), together with the jurisdiction of incorporation of each Company Subsidiary and the authorized capitalization of each Company Subsidiary. Each Company Subsidiary is duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation or organization, as the case may be. The Company and each of the Company Subsidiaries has the requisite corporate power and authority to own, lease and operate its properties and to carry on its business as it is now being conducted. The Company and each of the Company Subsidiaries is duly qualified or licensed to do business, and is in good standing, in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its business makes such qualification, licensing or good standing necessary, except for such failures to be so qualified, licensed or in good standing that have not had, individually or in the aggregate, a Company Material Adverse Effect. None of the Company or any Company Subsidiary holds an Equity Interest in any other person. The Company is registered as a bank holding company under the Bank Holding Company Act of

1956, as amended (the “BHCA”). Company Bank is a state chartered bank duly organized and validly existing under the laws of the State of Michigan and is a member of the Federal Reserve System. The deposits of Company Bank are insured by the FDIC to the fullest extent permitted by Law, and all premiums and assessments required to be paid in connection therewith have been paid by Company Bank when due. No proceedings for the revocation or termination of such deposit insurance are pending or, to the knowledge of the Company, threatened. Company Bank is a member in good standing of the Federal Reserve Bank of Chicago and FHLB and owns the requisite amount of stock therein.

Section 3.2 Articles of Incorporation and Bylaws.

The Company’s Amended and Restated Articles of Incorporation, as amended (the “Company Articles”), and Amended and Restated Bylaws (the “Company Bylaws”) listed as exhibits to the Company SEC Filings are true, complete and correct copies. The Company has made available to Parent a true, complete and correct copy of the charter and bylaws (or equivalent organizational documents) of each Company Subsidiary.

Section 3.3 Capitalization.

Section 3.3.1 The authorized capital stock of the Company consists of 110,000,000 shares of capital stock, of which 105,000,000 are designated Company Common Stock and 5,000,000 are designated preferred stock, no par value (“Company Preferred Stock”). As of the date of this Agreement, (A) 40,178,204 shares of Company Common Stock were issued and outstanding, all of which were duly authorized, validly issued, fully paid, nonassessable and free of preemptive rights, (B) zero shares of Company Common Stock were held in the treasury of Company or by the Company Subsidiaries (other than shares held in trust accounts or otherwise held for or on behalf of third parties in a fiduciary, custodian or similar capacity where none of the Company or the Company Subsidiaries is the beneficial owner), (C) 935,254 shares of Company Common Stock were reserved for issuance upon exercise of Company Options and settlement of Company RSUs granted and outstanding under the Company Stock Plans, and (D) 1,757,812.5 shares of Company Common Stock were reserved for issuance upon exercise of the TARP Warrant. As of the date of this Agreement, (i) 300,000 shares of Company Preferred Stock were designated as TARP Preferred Stock, all of which are (a) issued and outstanding as of such date and (b) duly authorized, validly issued, fully paid, nonassessable and free of preemptive rights, and (ii) no other shares of Company Preferred Stock were issued and outstanding.

Section 3.3.2 As of the date of this Agreement, except for Company Options under the Company Stock Plans to purchase not more than 126,031 shares of Company Common Stock in the aggregate, Company RSUs under the Company Stock Plans to acquire not more than 329,916 shares of Company Common Stock in the aggregate, and the TARP Warrant to purchase not more than 1,757,812.5 shares of Company Common Stock, there are no options, warrants or other rights to acquire capital stock or other Equity Interests of the Company or any Company Subsidiary, or securities convertible into or exchangeable for capital stock or other Equity Interests of the Company or any Company Subsidiary, or other rights, instruments or obligations which derive value based upon Company Common Stock but are not settled solely in shares of Company Common Stock. Since June 30, 2012 through the date of this Agreement, the

Company has not issued any shares of its capital stock or other Equity Interests or securities convertible into or exchangeable or exercisable for capital stock or other Equity Interests of the Company, other than Company Options, Company Restricted Stock and Company RSUs issued pursuant to the Company Stock Plans, and the issuance of shares pursuant to exercise of Company Options and settlement of Company RSUs. All shares of Company Common Stock subject to issuance under the Company Stock Plans and the TARP Warrant, upon issuance prior to the Effective Time on the terms and conditions specified in the instruments pursuant to which they are issuable, will be duly authorized, validly issued, fully paid, nonassessable and free of preemptive rights. Each Company Option was issued with an exercise price for purposes of Section 409A of the Code that is no less than the fair market value of the underlying stock on the date of grant and is exempt from Section 409A of the Code. The Company has made available to Parent (i) correct and complete copies of all Company Stock Plans and all forms of award agreements with respect to options and other stock awards issued under those Company Stock Plans, including all Company Options, Company Restricted Stock awards and Company RSUs, and (ii) a correct and complete list of the following information, as of the date of this Agreement and in each case as applicable, with respect to each Company Stock Option, Company Restricted Stock award and Company RSU: (A) the exercise price per share of Company Common Stock underlying the award; (B) the number of shares of Company Common Stock subject to the award; (C) the name of the Company Stock Plan under which the award was granted; and (D) the date on which the award was granted.

Section 3.3.3 Except with respect to the TARP Warrant, the Company Options, Company Restricted Stock and Company RSUs pursuant to the Company Stock Plans and the related grant agreements, there are no outstanding contractual obligations of the Company or any Company Subsidiary (A) restricting the transfer of, (B) affecting the voting rights of, (C) requiring the issuance, repurchase, redemption or disposition of, or containing any right of first refusal with respect to, (D) requiring the registration for sale of any shares of the Company capital stock (except for the TARP Preferred Stock), or (E) granting any preemptive, antidilutive, or subscription right with respect to, any shares of Company Common Stock or any capital stock of, or other Equity Interests in, the Company or any Company Subsidiary. Each outstanding share of capital stock of each Company Subsidiary is duly authorized, validly issued, fully paid, nonassessable and free of preemptive rights and is owned, beneficially and of record, by the Company or another Company Subsidiary free and clear of all security interests, liens, pledges, options, rights of first refusal, agreements, limitations on the Company’s or such other Company Subsidiary’s voting rights, charges and other encumbrances of any nature whatsoever.

Section 3.4 Authority.

Section 3.4.1 The Company has requisite corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and, subject to the approval of this Agreement by the Required Company Shareholders and the Required TARP Preferred Holders, to consummate the transactions contemplated by this Agreement to be consummated by the Company. The execution and delivery of this Agreement by the Company and the consummation by the Company of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate action, and no other corporate proceedings on the part of the Company and no vote of the holders of any class or series of capital stock or other Equity Interests of the Company is necessary to authorize this Agreement or the Merger or to consummate the transactions contemplated hereby other than the approval of this Agreement by the Required Company Shareholders and the Required TARP Preferred Holders. This Agreement has been duly executed and delivered by the Company and, assuming due authorization, execution and delivery by Parent, constitutes a legally valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, preference, fraudulent transfer, moratorium or other similar laws relating to or affecting the rights and remedies of creditors and by general principles of equity regardless of whether enforcement is considered in a proceeding in equity or at Law.

Section 3.4.2 The Company is not subject to Chapter 7A of the MBCA. No other Takeover Law or regulation enacted under the Laws of the State of Michigan is applicable to the Company with respect to this Agreement or to the transactions contemplated hereby.

Section 3.5 No Conflict; Required Filings and Consents.

Section 3.5.1 The execution and delivery of this Agreement by the Company does not, and the performance of this Agreement and the consummation of the Merger and the other transactions contemplated hereby by the Company will not, (A) assuming the Required Company Shareholders and the Required TARP Preferred Holders (to the extent that the TARP Preferred Stock remains outstanding at the Effective Time) approve this Agreement, conflict with or violate any provision of the Company Articles or the Company Bylaws or any equivalent organizational documents of any Company Subsidiary, (B) assuming that all consents, approvals, authorizations and permits described in Section 3.5.2 have been obtained and all filings and notifications described in Section 3.5.2 have been made and any waiting periods thereunder have terminated or expired, conflict with or violate any Law applicable to the Company or any Company Subsidiary or by which any property or asset of the Company or any Company Subsidiary is bound or (C) assuming that all consents, approvals, authorizations and permits described in Section 3.5.2 have been obtained and all filings and notifications described in Section 3.5.2 have been made and any waiting periods thereunder have terminated or expired, or require any consent or approval under, result in any breach of or any loss of any benefit under, or constitute a change of control or default (or an event which with notice or lapse of time or both would become a default) under, or give to others any right of termination, acceleration or cancellation of, or result in the creation of a lien or other encumbrance (other than Permitted Liens) on any property or asset of the Company or any Company Subsidiary pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, Company Permit or other legally binding obligation to which the Company or any Company Subsidiary is a party, except, as to clauses (B) and (C), respectively, for any such conflicts, violations, breaches, defaults or other occurrences that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 3.5.2 The execution and delivery of this Agreement by the Company does not, and the performance of this Agreement by the Company will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Authority, except (A) as may be required under the Securities Act, the Exchange Act, any applicable Blue Sky Laws, the Antitrust Laws, the filing and recordation of the Certificates of Merger as required by the MBCA and the Parent Corporation Law, notice to UST pursuant to the terms of the TARP Preferred Stock and TARP Warrant (if applicable), and Federal Reserve approval of the purchase or redemption of the TARP Preferred Stock as contemplated herein, or (B) where failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 3.6 Permits; Compliance With Law.

Section 3.6.1 Except for employee benefit plans, labor and other employment matters, which are the subjects of Sections 3.10 and 3.11, for environmental matters, which are the subject solely of Section 3.15, and tax matters, which are the subject of Section 3.18, each of the Company and each Company Subsidiary is in possession of all authorizations, licenses, permits, certificates, approvals and clearances of any Governmental Authority necessary for the Company and each Company Subsidiary to own, lease and operate its properties or to carry on its respective business substantially as it is being conducted as of the date hereof (the “Company Permits”), all such Company Permits are valid and in full force and effect, except where the failure to be in possession of, the suspension or cancellation of, the failure to be valid or in full force and effect of any of the Company Permits has not had, individually or in the aggregate, a Company Material Adverse Effect. None of the Company or any Company Subsidiary is in default or violation of (except for Laws or Company Permits with respect to matters that are the subject of Sections 3.10, 3.11, 3.15, or 3.18), (a) any of the provisions of its Articles of Incorporation or Bylaws (or other governing instruments) or (b) any Law applicable to the Company or any Company Subsidiary or by which any property or asset of the Company or any Company Subsidiary is bound or any Company Permits, except in the case of clause (a) or (b), for any such defaults or violations that have not had, individually or in the aggregate, a Company Material Adverse Effect. Since December 31, 2008, neither the Company nor any Company Subsidiary has received any written notification or communication from any agency or department of federal, state, or local government or any Governmental Authority or the staff thereof (a) asserting that any of the Company or any Company Subsidiary is not in compliance with any Laws, initiating any proceeding or, to the knowledge of the Company threatening an investigation into the business or operations of the Company or any Company Subsidiary or (b) requiring the Company or any Company Subsidiary to enter into or consent to the issuance of a cease and desist or other order, injunction, formal agreement, directive, commitment, or memorandum of understanding, to become a party to any commitment letter or similar undertaking to or to adopt any board resolution or similar undertaking, that restricts, or by its terms will in the future restrict, the conduct of its business or that in any manner relates to its capital adequacy, its credit or risk management policies, its dividend policy, its management, its business or its operations (each, a “Company Regulatory Agreement”), except with respect to each of clause (a) and (b), for matters that (x) solely relate to a Governmental Authority that is not the SEC or a Banking Authority, and (y) have not had, individually or in the aggregate, a Company Material Adverse Effect. Neither the Company nor any Company Subsidiary is subject to a Company Regulatory Agreement. The Company and each Company Subsidiary has performed all obligations required to be performed by it under each Company Regulatory Agreement. There is no unresolved violation with respect to any report, form, schedule, registration, statement or other document filed by, or relating to any examinations, except for examinations conducted in the regular course of the business of the Company, by any such Governmental Authority of, the Company or any Company Subsidiary.

Section 3.6.2 Without limiting the generality of Section 3.6.1, the Company and each of the Company Subsidiaries, except as has not had, individually or in the aggregate, a Company Material Adverse Effect: (i) has conducted its business in compliance with all applicable Laws, including the Sarbanes-Oxley Act of 2002, Sections 23A and 23B of the Federal Reserve Act and Federal Reserve Regulation W, the Equal Credit Opportunity Act, the Foreign Corrupt Practices Act, the Fair Credit Reporting Act, the Gramm Leach Bliley Act, the Fair Housing Act, the Community Reinvestment Act (the “CRA”), the Truth in Lending Act, the Home Mortgage Disclosure Act and all other applicable fair lending Laws (“Fair Lending Laws”) and other Laws relating to discriminatory or unfair and deceptive acts and practices, the USA PATRIOT Act and the Bank Secrecy Act, the requirements of the Office of Foreign Assets Control (“OFAC”) and all orders and requirements of applicable Governmental Authorities, including those referred to in Section 3.13, and has not received notice of any defaults or violations of any applicable Laws, any orders, decisions or settlements from or with any Governmental Authority, including the United States Department of Justice.

Section 3.6.3 The Company has (A) no knowledge of any event, condition, action or pending action by any Governmental Authority, any change in applicable Laws or regulations or any circumstance with respect to the Company or any of its Subsidiaries, and (B) no knowledge that any Governmental Authority is reasonably likely to impose any restrictions, requirements or conditions in connection with its approval of the Merger or the Bank Merger, in each case that would be reasonably expected to delay any required approvals of the Merger or the Bank Merger or result in any condition to the receipt of such approvals that would permit termination of this Agreement.

Section 3.7 SEC Filings; Financial Statements; Other Reports.

Section 3.7.1 The Company has filed all registration statements, prospectuses, forms, reports, definitive proxy statements, schedules and documents required to be filed with the SEC by it under the Securities Act or the Exchange Act, as the case may be, from and after January 1, 2009 (collectively, the “Company SEC Filings”). Each Company SEC Filing, as amended or supplemented if applicable, (A) as of its date, or, if amended or supplemented, as of the date of the most recent amendment or supplement thereto, complied in all material respects with the requirements of the Securities Act or the Exchange Act, as the case may be, and (B) did not, at the time it was filed (or became effective in the case of registration statements), or, if amended or supplemented, as of the date of the most recent amendment or supplement thereto, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. No Company Subsidiary is separately subject to the periodic reporting requirements of the Exchange Act.

Section 3.7.2 Each of the principal executive officer of the Company and the principal financial officer of the Company (or each former principal executive officer of the Company and each former principal financial officer of the Company, as applicable) has made all applicable certifications required by Rule 13a-14 or 15d-14 under the Exchange Act and Sections 302 and 906 of the Sarbanes-Oxley Act of 2002 (including the rules and regulations promulgated thereunder, “SOX”) with respect to the Company SEC Filings. For purposes of this Agreement, “principal executive officer” and “principal financial officer” have the meanings ascribed to such terms in SOX. Neither the Company nor any of the Company Subsidiaries has outstanding, or has since the effective date of Section 402 of SOX, made or arranged for any outstanding “extensions of credit” to or for directors or executive officers of the Company or their related interests in violation of Section 402 of SOX or Federal Reserve Regulations O or W.

Section 3.7.3 Except as has not had, individually or in the aggregate, a Company Material Adverse Effect, the Company maintains a system of “internal control over financial reporting” (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) sufficient to provide reasonable assurance to the Company and the Company Board (A) that transactions of the Company and the Company Subsidiaries are recorded as necessary to permit preparation of financial statements in conformity with GAAP, (B) that receipts and expenditures of the Company and the Company Subsidiaries are made only in accordance with the authorizations of management and the Company Board and (C) regarding prevention or timely detection of the unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the Company’s financial statements. The books and records of Company and the Company Subsidiaries have been, and are being, maintained in all material respects in accordance with applicable legal and accounting requirements and reflect only actual transactions. The records, systems, controls, data and information of Company and the Company Subsidiaries are recorded, stored, maintained and operated under means (including any electronic, mechanical or photographic process, whether computerized or not) that are under the exclusive ownership and direct control of Company or the Company Subsidiaries or accountants (including all means of access thereto and therefrom), except for any non-exclusive ownership and non-direct control that has not had, individually or in the aggregate, a Company Material Adverse Effect.

Section 3.7.4 Except as has not had, individually or in the aggregate, a Company Material Adverse Effect, the Company has not received any written notification from its outside auditors of any (A) “significant deficiency” or (B) “material weakness” in the Company’s internal controls over financial reporting on or after January 1, 2009. To the knowledge of the Company, there is no outstanding “significant deficiency” or “material weakness” (in each case, as defined by Public Company Accounting Oversight Board rule) that has not been appropriately and adequately remedied by the Company.

Section 3.7.5 Each of the consolidated financial statements (including any notes thereto) contained in the Company SEC Filings, as amended, supplemented or restated, if applicable, was prepared in accordance with GAAP applied (except as may be indicated in the notes thereto and, in the case of unaudited quarterly financial statements, as permitted by Form 10-Q under the Exchange Act) on a consistent basis throughout the periods indicated (except as may be indicated in the notes thereto), and each of such consolidated financial statements, as amended, supplemented or restated, if applicable, presented fairly, in all material respects, the consolidated financial position, results of operations, comprehensive income (as required by GAAP), changes in shareholders’ equity, and cash flows of the Company and the consolidated Company Subsidiaries as of the respective dates thereof and for the respective periods indicated therein (subject, in the case of unaudited quarterly financial statements, to normal year-end adjustments).

Section 3.7.6 Except as and to the extent set forth (A) on the consolidated balance sheet of the Company and the consolidated Company Subsidiaries as of December 31, 2011 included in the Company’s annual report filed on Form 10-K for the year ended December 31, 2011, including the notes thereto or (B) in the Company SEC Filings filed after December 31, 2011, none of the Company or any consolidated Company Subsidiary had at the relevant balance sheet date, any liabilities or obligations that would be required to be reflected or reserved against on a balance sheet (or in the notes thereto) prepared in accordance with GAAP and none have arisen since such date, except in each case for liabilities or obligations (i) contemplated by or under this Agreement or incurred in connection with the transactions contemplated hereby, (ii) incurred in the ordinary course of business and in a manner consistent with past practice or (iii) that have not had, individually or in the aggregate, a Company Material Adverse Effect.

Section 3.7.7 Since December 31, 2008, the Company and each of the Company Subsidiaries has timely filed all material reports and material statements, together with any material amendments required to be made with respect thereto, that it was required to file with any Banking Authority. As of their respective dates, each of such reports and documents, including the exhibits and schedules thereto, complied in all material respects with all applicable Laws. As of their respective dates, such reports and document did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances under which they were made, not misleading.

Section 3.8 Disclosure Documents.

Section 3.8.1 The Registration Statement, Joint Proxy Statement/Prospectus and any Other Filings, and any amendments or supplements thereto, that the Company is responsible for filing at (A) the time the Registration Statement is declared effective, (B) the time the Joint Proxy Statement/Prospectus or such Other Filing (or any amendment thereof or supplement thereto) is first made publicly available to the shareholders of the Company, (C) the time of the Company Shareholders’ Meeting, and (D) the time of the Parent Shareholders’ Meeting will comply as to form in all material respects with the applicable requirements of the Securities Act, the Exchange Act and other applicable Law.

Section 3.8.2 The Registration Statement, Joint Proxy Statement/Prospectus or any Other Filing, or amendments or supplements thereto, insofar as it reflects information supplied by or on behalf of the Company for use therein, at (A) the time the Registration Statement is declared effective, (B) the time the Joint Proxy Statement/Prospectus or such Other Filing (or any amendment thereof or supplement thereto) is first made publicly available to the shareholders of the Company and (C) the time of the Company Shareholders’ Meeting will not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading.

Section 3.8.3 The representations and warranties contained in this Section 3.8 will not apply to the failure of the Joint Proxy Statement/Prospectus, Registration Statement or any Other Filing to comply as to form as a result of, or statements or omissions included therein based upon, information supplied to the Company by or on behalf of Parent.

Section 3.9 Absence of Certain Changes or Events.

Since December 31, 2011, except as (A) disclosed in the Company SEC Filings filed after December 31, 2011 and prior to the date of this Agreement (but disregarding disclosures contained under the heading “Risk Factors,” or disclosures set forth in any “forward-looking statements” disclaimer or any other statements that are similarly non-specific or cautionary, predictive or forward-looking in nature), or (B) contemplated by this Agreement, there has not been (i) a Company Material Adverse Effect or (ii) any action taken by the Company or any Company Subsidiary during the period from December 31, 2011 through the date of this Agreement, that would have required Parent’s consent if the Company had been subject to Section 5.1 at such time.

Section 3.10 Employee Benefit Plans.

Section 3.10.1 Section 3.10.1 of the Company Disclosure Schedule sets forth a true and complete list of each material Company Benefit Plan. “Company Benefit Plan” means each “employee benefit plan” as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and any other plan, policy, program, practice, agreement, understanding or arrangement (whether written or oral) providing compensation or other benefits to any current or former director, officer, employee or consultant of the Company or any Company Subsidiary (or to any dependent or beneficiary thereof), which is maintained, sponsored or contributed to by the Company or any Company Subsidiary, or under which the Company or any Company Subsidiary has any actual or contingent obligation or liability, including all incentive, bonus, deferred compensation, cafeteria, medical, disability, severance, stock purchase or equity based compensation plans, policies or programs.

Section 3.10.2 The Company has delivered or made available to Parent true and complete copies of (A) each Company Benefit Plan; (B) any amendments thereto; (C) the related summary plan description (together with all summaries of material modifications) and prospectus, if any; (D) each related trust or custodial agreement; (E) each deposit administration, group annuity, insurance or other funding agreement associated with each Company Benefit Plan; (F) the most recent actuarial report, including Financial Accounting Standards Board (“FASB”) reports relating to post-employment benefits; and (G) the most recent 5500 annual return for any Company Benefit Plan that files such returns.

Section 3.10.3 Each Company Benefit Plan has been administered in all material respects in accordance with its terms and all applicable Laws, including ERISA and the Code. With respect to the Company Benefit Plans, no event has occurred and, to the knowledge of the Company, there exists no condition or set of circumstances in connection with which the Company or any Company Subsidiary could be subject to any material liability (other than for routine benefit liabilities) under the terms of, or with respect to, such Company Benefit Plans, ERISA, the Code or any other Law applicable to such Company Benefit Plans.

Section 3.10.4 Each Company Benefit Plan which is intended to qualify under Section 401(a) of the Code has received a favorable determination letter or notification, advisory or opinion letter, as applicable, from the IRS as to its qualified status and, to the Company’s knowledge, no fact or event has occurred that could reasonably be expected to adversely affect the qualified status of any such Company Benefit Plan. There has been no prohibited transaction (within the meaning of Section 406 of ERISA or Section 4975 of the Code, other than a transaction that is exempt under a statutory or administrative exemption) with respect to any Company Benefit Plan that could result in material liability to the Company. No suit, administrative proceeding, action or other litigation has been brought, or to the knowledge of the Company, is threatened against or with respect to any Company Benefit Plan, including any audit or inquiry by the IRS or United States Department of Labor (other than routine benefits claims).

Section 3.10.5 No Company Benefit Plan is a multiemployer pension plan (as defined in Section 3(37) of ERISA). Neither the Company nor any Company Subsidiary has incurred any liability under Title IV of ERISA which has not been satisfied in full. To the Company’s knowledge, no event has occurred, and no condition or circumstance exists that, alone or together with any other event, condition or circumstance, would reasonably be expected to result in any liability under Title IV of ERISA being imposed upon the Company or any Company Subsidiary.

Section 3.10.6 The Company has no material unfunded liabilities in connection with any of the Company Benefit Plans. All material contributions, premium payments and other payments due from the Company or any Company Subsidiary to or under the Company Benefit Plans have been paid or deposited, as applicable, in a timely manner.

Section 3.10.7 Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated by this Agreement will, alone or in connection with any other event (including any termination of employment or service), (A) result in any payment or benefit becoming due under any Company Benefit Plan, (B) increase any payments or benefits otherwise payable under any Company Benefit Plan, (C) result in the acceleration of the time of payment or vesting of any payments or benefits under any Company Benefit Plan to any extent, or (D) result in the forgiveness in whole or in part of any outstanding loans made by the Company or any Company Subsidiary to any person.

Section 3.10.8 No amount that could be received under any Company Benefit Plan (whether in cash or property or the vesting of property) as a result of the consummation of the transactions contemplated by this Agreement (whether alone or together with any other event or circumstance) by any employee, officer or director of the Company or any Company Subsidiary who is a “disqualified individual” (as such term is defined in Treasury Regulation Section 1.280G-1) could be characterized as an “excess parachute payment” (as defined in Section 280G(b)(1) of the Code). Prior to the date of this Agreement, the Company has delivered to Parent a report that sets forth the Company’s good faith estimate, as of the date of such report, of (A) the amount to be paid or provided (subject to the exceptions described in such report and based upon the assumptions described in such report) to the current officers of the Company and the Company Subsidiaries under all Company Benefit Plans (or the amount by which any of their payments or benefits may be accelerated or increased) as a result of (i) the execution of this Agreement, (ii) the obtaining of the approval of this Agreement by the Company’s and/or Parent’s shareholders, (iii) the consummation of the Merger or the other transactions contemplated by this Agreement or (iv) the termination or constructive termination of the employment or service of such officers following one of the events set forth in clauses (i) through (iii) above and (B) the ramifications of such payments or benefits under Sections 280G and 4999 of the Code.

Section 3.10.9 Except as required by Law, no Company Benefit Plan provides any post-employment medical or life insurance benefits.

Section 3.10.10 The Company and each applicable Company Subsidiary has reserved all rights necessary to amend or terminate each of the Company Benefit Plans that provide health and/or welfare benefits without the consent of any other person or entity and without any liability.

Section 3.10.11 Each Company Benefit Plan that is a nonqualified deferred compensation plan subject to Section 409A of the Code has been maintained, operated and administered in good faith compliance under published guidance under Section 409A of the Code in terms of both operation and documentation. No Company Benefit Plan provides any individual with an indemnity, a “gross up” or any similar payment or right in respect of any Taxes that may become payable under Section 409A or Section 4999 of the Code.

Section 3.11 Labor and Other Employment Matters.

Section 3.11.1 Except as has not had, individually or in the aggregate, a Company Material Adverse Effect, each of the Company and each Company Subsidiary is in compliance with all applicable Laws respecting labor, employment, fair employment practices, terms and conditions of employment, workers’ compensation, occupational safety, plant closings, and wages and hours. Neither the Company nor any Company Subsidiary is, or has been within the past ten (10) years, a party to a collective bargaining agreement and no labor union has been certified to represent any employee or the Company or any Company Subsidiary, or has applied to represent or is attempting to organize so as to represent such employees. There is no pending or, to the knowledge of the Company, threatened work stoppage, slowdown or labor strike against the Company or any Company Subsidiary.

Section 3.11.2 There are no (A) severance, change in control, stay bonus or employment agreements with directors, officers or employees of to the Company or any Company Subsidiary; (B) severance programs of the Company or any Company Subsidiary with or relating to its employees; or (C) plans, programs or other agreements of the Company or any Company Subsidiary with or relating to its directors, officers or employees which contain change in control provisions.

Section 3.12 Material Contracts.

Section 3.12.1 Except for contracts set forth on the “Exhibit Index” included in the Company’s Form 10-K for the year ended December 31, 2011 or the Company SEC Filings subsequently filed, as of the date of this Agreement, neither the Company nor any Company Subsidiary, nor any of their respective assets, properties, businesses or operations is a party to, or bound or affected by, or receives benefits under:

(a) any Contract which is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC);

(b) any Contract relating to the borrowing of money by the Company or any Company Subsidiary or the guarantee by the Company or any Company Subsidiary of any such obligation (other than Contracts evidencing deposit liabilities, purchases of federal funds, fully-secured repurchase agreements, and FHLB advances of depository institution Subsidiaries, trade payables and Contracts relating to borrowings or guarantees made in the ordinary course of business) in excess of $1,000,000;

(c) any Contract which prohibits or restricts the Company or any Company Subsidiary from (i) engaging in any business activities in any geographic area, line of business or otherwise in competition with any other person, (ii) soliciting or accepting business from any person or (iii) soliciting any person for employment or hire (excluding Contracts entered into in the ordinary course with respect to temporary employment, consulting arrangements and similar arrangements and it being understood that the Company will be permitted to update Section 3.12.1(c) of the Company Disclosure Schedule within twenty (20) Business Days following the date hereof so as to provide a true and correct list of all of the Contracts containing restrictions on the soliciting of any person for employment or hire, and such updates shall be deemed to have modified Schedule 3.12.1(c) as of the date of this Agreement);

(d) any Contract between or among the Company or any Company Subsidiary;

(e) any Contract relating to the purchase or sale of any goods or services by the Company or a Company Subsidiary (other than Contracts entered into in the ordinary course of business and either (i) involving payments under any individual Contract not in excess of $300,000 per year or $1,000,000 over the expected life of the Contract, or (ii) involving Loans, borrowings or guarantees originated or purchased by the Company or any Company Subsidiary in the ordinary course of business);

(f) any Contract which obligates the Company or any Company Subsidiary (or, following the consummation of the Merger, Parent or any Parent Subsidiaries) to conduct business with any third party on an exclusive or preferential basis (other than Contracts entered into in the ordinary course of business that (i) can be terminated by the Company or relevant Company Subsidiary immediately without penalty or other obligation to make payment, or (ii) with respect to which the maximum reasonably expected termination, break or similar fee payable by the Company or relevant Company Subsidiary (or the Parent or Parent Subsidiary, after giving effect to the Merger), individually or in the aggregate, is less than $100,000);

(g) any Contract which grants any right of first refusal, right of first offer or similar right with respect to any material assets, rights or properties of the Company or any Company Subsidiary;

(h) any Contract which limits the payment of dividends by the Company or any Company Subsidiary;

(i) any Contract pursuant to which the Company or any Company Subsidiary has agreed with any third parties to become a member of, manage or control a joint venture, partnership, limited liability company or other similar entity;

(j) any Contract pursuant to which the Company or any Company Subsidiary has agreed with any third party to a change of control transaction such as an acquisition, divestiture or merger and which contains representations, covenants, indemnities or other obligations (including indemnification, “earn-out” or other contingent obligations) that are still in effect other than customary obligations to indemnify directors and officers;

(k) except for standard end-user license agreements to off the shelf software having a value under $10,000, for any Contract wherein the Company or any Company Subsidiary is the recipient of a license, sublicense (of any tier), covenant not to sue or assert, or immunity from suit under any Intellectual Property rights of any other person;

(l) except for non-exclusive licenses to the Company’s trademarks granted by the Company or a Company Subsidiary to a vendor for the provision of products or services to the Company or a Company Subsidiary in the ordinary course of business, any Contract wherein the Company or any Company Subsidiary expressly grants a license, sublicense (of any tier), covenant not to sue or assert, immunity from suit or similar rights under any material Company IP;

(m) except for standard employment Contracts, any Contract wherein a person assigns to the Company or a person is obligated to assign to the Company, any title, in whole or in part, solely or jointly, beneficially or actually, with respect to any Intellectual Property, or any person has an option or other right concerning any of the foregoing;

(n) any Contract that provides for a termination, break, or similar fee in excess of $100,000; or

(o) except transactions made in accordance with Regulation O and agreements entered into in the ordinary course of business for compensation or indemnity, any Contract between the Company or any Company Subsidiary, on the one hand, and (1) any officer or director of the Company, or (2) to the knowledge of the Company, any (x) record or beneficial owner of five percent (5%) or more of the voting securities of the Company, (y) affiliate or family member of any such officer, director or record or beneficial owner or (z) any other affiliate of the, on the other hand, except those of a type available to employees of the Company generally.

Each contract of the type described in this Section 3.12.1 is referred to herein as a “Company Material Contract.”

Section 3.12.2 Each Company Material Contract is in full force and effect and legally valid, binding and enforceable in accordance with its terms in all material respects on the Company and each Company Subsidiary party thereto and, to the Company’s knowledge, each other party thereto, except as enforceability may be limited by bankruptcy, insolvency, reorganization, preference, fraudulent transfer, moratorium or other similar laws relating to or affecting the rights and remedies of creditors and by general principles of equity regardless of whether considered in a proceeding in equity or at Law. Except as has not had, individually or in the aggregate, a Company Material Adverse Effect, the Company and each Company Subsidiary has performed all obligations required to be performed by it under each Company Material

Contract and Company Lease. To the Company’s knowledge, and except as has not had, individually or in the aggregate, a Company Material Adverse Effect, each other party to each Company Material Contract and Company Lease has performed all obligations required to be performed by it under such Company Material Contract and Company Lease. None of the Company or any Company Subsidiary has received written notice of any violation or default under (or any condition which with the passage of time or the giving of notice would cause such a violation of or default under) any Company Material Contract or Company Lease, except for violations or defaults that have not had, individually or in the aggregate, a Company Material Adverse Effect.

Section 3.13 Agreements with Bank Regulators.

Neither the Company nor any Company Subsidiary is subject to any cease-and-desist order or other order issued by, or is a party to any written agreement, consent agreement or memorandum of understanding with, or a party to any commitment letter, board resolution required to be submitted to a regulatory authority or similar undertaking to, or is subject to any order or directive by, or is a recipient of any extraordinary supervisory letter from, any Governmental Authority (each, a “Government Order”) which restricts the conduct of its business, or in any manner relates to its capital adequacy, its credit or reserve policies, its dividends or its management, nor has the Company been advised by any Governmental Authority that it is contemplating issuing or requesting (or is considering the appropriateness of issuing or requesting) any such order, decree, agreement, memorandum of understanding, extraordinary supervisory letter, commitment letter or similar submission. The Company and the Company Subsidiaries are in compliance in all material respects with all Governmental Orders. Neither the Company nor any Company Subsidiary is required by Section 32 of the Federal Deposit Insurance Act or FDIC Regulation Part 359 or by the Federal Reserve to give prior notice to a Federal banking agency of the proposed addition of an individual to its board of directors or the employment of an individual as a senior executive officer or to limit golden parachute payments or indemnification.

Section 3.14 Litigation.

Section 3.14.1 As of the date of this Agreement, there is no Litigation pending or, to the knowledge of the Company, threatened, nor, to the knowledge of the Company, is there any investigation pending, in each case, against the Company or any Company Subsidiary and none of the Company or any Company Subsidiary is subject to any outstanding judgment, order, writ, injunction or decree, in each case, which has had, individually or in the aggregate, a Company Material Adverse Effect.

Section 3.14.2 Section 3.14.2 of the Company Disclosure Schedule sets forth a list of all Litigation as of the date of this Agreement (a) to which the Company or any Company Subsidiary is a party, (b) which names the Company or a Company Subsidiary as a defendant or cross-defendant, and (c) involves a claim against the Company or a Company Subsidiary for damages in excess of $500,000 or for injunctive or other similar equitable relief. Section 3.14.2 of the Company Disclosure Schedule sets forth a list of all outstanding judgments, orders, writs, injunctions or decrees as of the date of this Agreement to which the Company or any Company Subsidiary or any of their Assets is subject.

Section 3.15 Environmental Matters.

Except as has not had, individually or in the aggregate, a Company Material Adverse Effect:

Section 3.15.1 Each of the Company and each Company Subsidiary is and has been for the past five years in compliance with applicable Environmental Laws and hold all Environmental Permits necessary to conduct their current operations.

Section 3.15.2 None of the Company or any Company Subsidiary has entered into or agreed to any consent decree or order or is subject to any judgment, decree or judicial order relating to compliance with or liability under Environmental Laws, Environmental Permits or the investigation, sampling, monitoring, treatment, remediation, removal or cleanup of or exposure to Hazardous Materials and no investigation, Litigation or other proceeding is pending or, to the knowledge of the Company, threatened in writing with respect thereto.

Section 3.15.3 To the knowledge of the Company, there is currently no contamination from Hazardous Materials on any real property currently or previously owned, leased or operated by the Company or any Company Subsidiary, including any real property that the Company or any Company Subsidiary is the beneficial owner of as trustee, that requires cleanup, remediation or any other type of response action by the Company or any Company Subsidiary pursuant to any Environmental Law or contractual obligation.

Section 3.16 Intellectual Property.

Section 3.16.1 Section 3.16.1 of the Company Disclosure Schedule sets forth, with the owner, country(ies) or region, registration and application numbers and registration and application dates indicated, as applicable, all Company Owned IP that is issued or registered or that has been applied for and is pending issuance or registration with any Governmental Authority. All fees, taxes, annuities and other payments associated with filing, prosecuting, issuing, recording, registering or maintaining any such Intellectual Property owed to any Governmental Authority and due as of Closing have been paid in full through Closing in a timely manner to the proper Governmental Authority, and no such fees are due within three months following Closing. All Company Owned IP listed or required to be listed thereon is active, to the knowledge of the Company is valid and enforceable, is owned solely by the Company and/or any Company Subsidiary, and the ownership of the entire right, title and interest therein is recorded with the applicable Governmental Authority solely in the name of the Company and/or any Company Subsidiary.

Section 3.16.2 Except for any fees payable to a Governmental Authority to issue, register or maintain any of the Company Owned IP listed in Section 3.16.1 of the Company Disclosure Schedule, for any payments required pursuant to a Company Material Contract, and for any payments required as part of standard end user licenses to off the shelf software having a value under $10,000, no payment of any kind is required to be made to any person for the Company and/or any Company Subsidiary’s ownership or use of any Intellectual Property used by either the Company and/or any Company Subsidiary. Except as set forth in a Company Material Contract or in non-exclusive licenses to the Company’s trademarks granted by the Company or a Company Subsidiary to a vendor for the provision of products or services to the Company or a Company Subsidiary in the ordinary course of business, neither the Company nor any Company Subsidiary has licensed or otherwise granted any right to any person under any material Acquired Company IP or otherwise agreed not to assert its rights in any material Acquired Company IP against any person. Except as set forth in a Company Material Contract or in standard end user licenses having a value under $10,000, neither the Company nor any Company Subsidiary has been licensed or otherwise granted any rights to any Intellectual Property of any person.

Section 3.16.3 All former and current employees, consultants or contractors of the Company and/or the Company Subsidiary have executed and delivered valid, written instruments that assign to the Company and/or Company Subsidiaries all rights to any Intellectual Property conceived, reduced to practice, created or otherwise developed by them in the course of their performing services for the Company and/or Company Subsidiaries. All employees of the Company and/or the Company Subsidiaries who participated in the conception, reduction to practice, creation or development of Intellectual Property for or on behalf of the Company were employees of the Company and/or the Company Subsidiaries at the time of rendering such services and such services were within the scope of their employment or such employees have otherwise validly assigned such Intellectual Property to the Company and/or the Company Subsidiaries. To the knowledge of the Company, no director, officer, stockholder, employee, consultant, contractor, agent or other representative of the Company or any Company Subsidiary owns or claims any rights in (nor has any of them made application for) any Intellectual Property owned or used by the Company and/or Company Subsidiaries.

Section 3.16.4 The Company and Company Subsidiaries have entered into confidentiality and nondisclosure agreements with all of their directors, officers, employees, consultants, contractors and agents and any other person with access to the confidential Acquired Company IP, including the trade secrets therein, to protect the confidentiality and value thereof, and, to the knowledge of the Company, there has not been any breach by any of the foregoing to any such agreement. The Company and Company Subsidiaries have taken commercially reasonable measures at least commensurate with industry standards to maintain the confidentiality thereof and in each such case using not less than a reasonable degree of care under the circumstances.

Section 3.16.5 The operation of the business of the Company and Company Subsidiaries as currently conducted by Company or any part thereof, and the possession or use of the Acquired Company IP has, does and will not infringe, misappropriate, dilute, violate or otherwise conflict with any Intellectual Property right of any other person (including any affiliate of the Company) nor does or will the operation of the business of the Company or Company Subsidiaries as currently conducted by the Company constitute unfair competition or deceptive or unfair trade practice. To the knowledge of the Company, none of the Acquired Company IP is being infringed or otherwise used or available for use by any person other than the Company.

Section 3.16.6 There has been no Action pending, or to the knowledge of the Company, threatened, whether or not resolved or settled, that (i) challenges the rights of any Company in respect of any Intellectual Property or (ii) asserts that any Company or Company Subsidiary is, was or will be infringing, misappropriating or otherwise violating or in conflict with any Intellectual Property, or is, was or will be required to pay any royalty, license fee, charge or other amount with regard to any Intellectual Property. None of Company Owned IP, and, to the knowledge of the Company and/or Company Subsidiaries, none of the Company Licensed IP, is the subject of any order, decree or injunction of any Governmental Authority, and neither the Company nor any Company Subsidiary has been subject to any order, decree or injunction of any Governmental Authority in respect of any other person’s Intellectual Property.

Section 3.16.7 All data and personal information used or maintained by the Company and/or the Company Subsidiaries has been collected, maintained, used and transferred in accordance with the Company and/or Company Subsidiaries’ applicable data protection and privacy principles and policies. All such data protection and privacy principles and policies are designed and administered in accordance with all applicable Laws. No person has claimed any compensation from the Company or any Company Subsidiary for the loss of or unauthorized disclosure or transfer of personal data or information, and, to the knowledge of the Company, no facts or circumstances exist that might give rise to such a claim.

Section 3.16.8 Company owns or has a valid right to access and use all Company IT Systems. The Company IT Systems (i) are adequate for, and operate and perform in all material respects as required in connection with, the operation of the business of Company as currently conducted, and (ii) do not, to the knowledge of Company, contain any viruses, worms, trojan horses, bugs, faults or other devices, errors, contaminants or effects that are specifically designed to maliciously (A) disrupt or adversely affect the functionality of any Company IT Systems, except as disclosed in their documentation, or (B) enable or assist any person to access without authorization any Company IT Systems. The Companies routinely audit their use of Software for compliance with applicable Contracts for Company Licensed IP and each of them currently does not use any such Software beyond the level last reported to the licensor and all such Software is and has been used in compliance with all material terms and conditions of the applicable Contract.

Section 3.16.9 Company has taken reasonable steps in accordance with normal industry standards to secure the Company IT Systems from unauthorized access or use by any person, and to ensure the continued, uninterrupted, and error-free operation of the Company IT Systems, including employing security, maintenance, disaster recovery, redundancy, backup, archiving, and virus or malicious device scanning/protection measures in accordance with normal industry standards. To the knowledge of Company, no person has gained unauthorized access to any Company IT Systems.

Section 3.17 Assets and Properties.

Section 3.17.1 Each of the Company and the Company Subsidiaries has good (and with respect to real estate, marketable) title to, or a valid leasehold interest in, as applicable, all of its owned or leased real property (including all rights, title, privileges and appurtenances pertaining or relating thereto) free and clear of any and all liens, except for Permitted Liens and for liens, defects or failures to be in full force and effect which do not in the aggregate materially detract from the value of such property or assets or materially impair the use thereof in the operation of the business of the Company or any Company Subsidiary. Each of the Company and the Company Subsidiaries has title to, or a valid leasehold interest in, as applicable, all personal property used in their respective businesses free and clear of any and all liens, except for liens, defects in title or failures to be in full force and effect which have not had, individually or in the aggregate, a Company Material Adverse Effect and except for Permitted Liens. Such personal property and owned or leased property are in good operating condition and repair, ordinary wear and tear and commercially reasonable deferred maintenance excepted, and except for such failures to be in good operating condition and repair which would not reasonably be expected to materially impair the use thereof in the operation of the business of the Company or any Company Subsidiary. Neither the Company nor any Company Subsidiary owns any real estate, except (i) real estate acquired through foreclosure or deed in lieu of foreclosure and (ii) real estate used for its headquarters or banking operations.

Section 3.17.2 Section 3.17.2 of the Company Disclosure Schedule sets forth an accurate and complete listing of all of the branch and office locations operated by the Company and the Company Subsidiaries as of the date of this Agreement.

Section 3.18 Taxes.

Section 3.18.1 The Company and each Company Subsidiary has timely filed with the appropriate taxing authority all Tax Returns required to be filed, taking into account any extensions of time within which to file such Tax Returns, and all such Tax Returns were complete and correct, subject in each case to such exceptions as have not had, individually or in the aggregate, a Company Material Adverse Effect. The Company and each Company Subsidiary has timely paid (or the Company has paid on each such Company Subsidiary’s behalf) all Taxes due and owing, and, in accordance with GAAP, the most recent financial statements contained in the Company SEC Filings reflect an adequate reserve (excluding any reserve for deferred Taxes) for all Taxes payable by the Company and each Company Subsidiary for all taxable periods and portions thereof through the date of such financial statement, in each case except as, individually or in the aggregate, has not had, a Company Material Adverse Effect.

Section 3.18.2 To the knowledge of the Company: (A) there are no audits or other proceedings pending with regard to any Taxes or Tax Returns of the Company or any Company Subsidiary; (B) neither the Company nor any Company Subsidiary has received a written notice or announcement of any audits or proceedings subject to such exceptions as have not had, individually or in the aggregate, a Company Material Adverse Effect; and (C) neither the Company nor any Company Subsidiary has waived any statute of limitations with respect to Taxes or agreed to any extension of time with respect to any Tax assessment or deficiency for any open tax year. Each assessed deficiency resulting from any audit or examination relating to Taxes by any Governmental Authority has been timely paid and there is no assessed deficiency, refund litigation, proposed adjustment or matter in controversy with respect to any Taxes due and owing by the Company or any Company Subsidiary except as has not had, individually or in the aggregate a Company Material Adverse Effect.

Section 3.18.3 There are no Tax liens upon any property or assets of the Company or any Company Subsidiary except liens for current Taxes not yet due and payable.

Section 3.18.4 Neither the Company nor any Company Subsidiary (A) has ever been a member of an affiliated, combined, consolidated or unitary Tax group for purposes of filing any Tax Return, other than, for purposes of filing affiliated, combined, consolidated or unitary Tax Returns, a group of which Company was the common parent, (B) has any liability for Taxes of any person under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or foreign Law), or (C) is a party to or bound by any Tax sharing or allocation agreement or has any other current or potential contractual obligation to indemnify any other person with respect to Taxes.

Section 3.18.5 Except as has not had, individually or in the aggregate, a Company Material Adverse Effect, the Company and each Company Subsidiary has complied with all applicable Laws relating to the payment and withholding of Taxes (including withholding of Taxes pursuant to Sections 1441, 1442, 3121 and 3402 of the Code or similar provisions under any Federal, state, local or foreign Laws) and has, within the time and the manner prescribed by applicable Law, withheld from and paid over to the proper Governmental Authority all amounts required to be so withheld and paid over under applicable Law.

Section 3.18.6 Within the two-year period ending on the Effective Time, neither the Company nor any Company Subsidiary has constituted either a “distributing corporation” or a “controlled corporation” as such terms are defined in Section 355 of the Code in a distribution of stock qualifying or intended to qualify for tax-free treatment (in whole or in part) under Section 355(a) or 361 of the Code.

Section 3.18.7 No claim that has not been resolved has ever been made by any Governmental Authority in a jurisdiction where the Company or any Company Subsidiary does not file a Tax Return that it is, or may be, subject to an amount of Tax by that jurisdiction that, individually or in the aggregate, has had a Company Material Adverse Effect.

Section 3.18.8 Neither the Company nor any Company Subsidiary is or has been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code.

Section 3.18.9 Neither the Company nor any Company Subsidiary will be required to include in a taxable period ending after the Effective Time taxable income attributable to income that accrued in a prior taxable period but was not recognized in any prior taxable period as a result of the installment method of accounting, the long-term contract method of accounting, the cash method of accounting or Section 481 of the Code or comparable provisions of state, local or foreign Tax Law, or any other change in method of accounting.

Section 3.18.10 Neither the Company nor any Company Subsidiary has participated in any “listed transaction” as defined in Treasury Regulation Section 1.6011-4.

Section 3.19 Vote Required.

The affirmative vote of the holders of a majority in voting power of the outstanding shares of Company Common Stock (the “Required Company Shareholders”) is necessary to approve this Agreement. The affirmative vote of at least 66 2/3% of the outstanding shares of the TARP Preferred Stock, voting as a separate class (the “Required TARP Preferred Holders”) is necessary to approve this Agreement.

Section 3.20 Brokers.

No broker, investment banker, financial advisor or other person (other than JPMorgan Securities LLC) is entitled to any brokerage, finder’s, financial advisor’s or other similar fee or commission in connection with the Merger or any transaction contemplated by this Agreement based upon arrangements made by or on behalf of the Company or any of its affiliates. True, correct and complete copies of all agreements with JP Morgan Securities LLC relating to any such fees or commissions have been furnished to Parent prior to the date hereof.

Section 3.21 Risk Management Instruments.

Except as has not had, individually or in the aggregate, a Company Material Adverse Effect, since December 31, 2008, all material derivative instruments, including any swap transaction, option, warrant, forward purchase or sale transaction, futures transaction, cap transaction, floor transaction or collar transaction relating to one or more currencies, commodities, bonds, equity securities, loans, interest rates, catastrophe events, weather-related events, credit-related events or conditions or any indexes, or any other similar transaction (including any option with respect to any of these transactions) or combination of any of these transactions, including collateralized mortgage obligations or other similar instruments or any debt or equity instruments evidencing or embedding any such types of transactions, and any related credit support, collateral or other similar arrangements related to such transactions, whether entered into for the account of the Company or any of the Company Subsidiaries or for the account of a customer of the Company or any of the Company Subsidiaries, (i) were entered into (A) in accordance with prudent banking practices and in all material respects with all applicable Laws and with the rules, regulations and policies of applicable Governmental Authorities, and (B) with counterparties believed to be financially responsible at the time; and (ii) each of them constitutes the valid and legally binding obligation of the Company or one of the Company Subsidiaries, and, to the knowledge of the Company, each of the counterparties thereto, in each case are in full force and effect and enforceable in accordance with its terms, except as enforceability may be limited by bankruptcy, insolvency, reorganization, preference, fraudulent transfer, moratorium or other similar laws relating to or affecting the rights and remedies of creditors and by general principles of equity regardless of whether considered in a proceeding in equity or at Law. Except as has not had, individually or in the aggregate, a Company Material Adverse Effect, neither the Company nor any of its Subsidiaries, nor, to the knowledge of the Company, any other party thereto, is in breach of any of its obligations under any such Contract or arrangement. The financial position of the Company and the Company Subsidiaries, as applicable, on a consolidated basis under or with respect to each such derivative instrument has been reflected in its books and records and the books and records of the Company and the Company Subsidiaries, and in their respective financial statements, in accordance with GAAP consistently applied.

Section 3.22 Loans; Loan Matters.

Section 3.22.1 Except as has not had, individually or in the aggregate, a Company Material Adverse Effect, each Loan currently outstanding (i) is evidenced by notes, agreements or other evidences of indebtedness that are true, genuine and what they purport to be, (ii) to the extent secured, has been secured by valid liens which have been perfected and (iii) to

Company’s knowledge, is a legal, valid and binding obligation of the obligor named therein, enforceable in accordance with its terms (except in all cases as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, receivership, conservatorship, moratorium, or similar Laws affecting the enforcement of creditors’ rights generally and except that the availability of the equitable remedy of specific performance or injunctive relief is subject to the discretion of the court before which any proceeding may be brought).

Section 3.22.2 Each outstanding Loan (including Loans held for resale to investors) was solicited and originated, and is and has been administered and, where applicable, serviced, and the relevant Loan files are being maintained in all material respects in accordance with the relevant notes or other credit or security documents, the Company’s written underwriting standards (and, in the case of Loans held for resale to investors, the underwriting standards, if any, of the applicable investors) and with all applicable requirements of Laws.

Section 3.22.3 None of the agreements pursuant to which the Company or any Company Subsidiary has sold Loans or pools of Loans or participations in Loans or pools of Loans contains any obligation to repurchase such Loans or interests therein solely on account of a payment default by the obligor on any such Loan.

Section 3.22.4 Based on conditions and expectations in effect as of each of the following consolidated balance sheet dates, the allowance for loan and lease losses (the “Allowance”) shown on the Company’s June 30, 2012 consolidated balance sheets was, and the Allowance shown on the consolidated balance sheets of the Company included in the Company’s financial statements filed with the SEC as of dates subsequent to the execution of this Agreement will be, as of the respective balance sheet dates thereof, appropriate to address the estimated loan and lease losses inherent in the loan and lease portfolio at such balance sheet date (within the meaning of GAAP and applicable regulatory requirements or guidelines).

Section 3.23 Data and Customer Security and Privacy.

The Company and each of the Company Subsidiaries is in compliance in all material respects with (a) all applicable Laws and applicable requirements of Governmental Authorities including the Federal Reserve and the Michigan Office of Financial and Insurance Regulation regarding the security of each of their customers’ data and the systems operated by the Company and its Subsidiaries, and (b) their respective privacy policies, including as relates to the use of individually identifiable personal information relating to identifiable or identified natural persons.

Section 3.24 Trust Business.

Each of Company and the Company Subsidiaries has properly administered all accounts for which it acts as a fiduciary, including accounts for which it serves as trustee, agent, custodian, personal representative, guardian, conservator or investment advisor, in accordance with the terms of the applicable governing documents and applicable Laws (including with respect to fiduciary duties) and regulations, except for instances of noncompliance that have not had, individually or in the aggregate, a Company Material Adverse Effect.

Section 3.25 Opinion of Financial Advisor.

The Company Board has received the opinion of JPMorgan Securities LLC, dated the date of this Agreement, to the effect that, as of such date and based upon and subject to the factors and assumptions set forth therein, the Exchange Ratio is fair, from a financial point of view, to the holders of the Company Common Stock.

Section 3.26 Tax Treatment.

Neither the Company nor Company Subsidiary or, to the knowledge of the Company, any of the Company’s affiliates, has taken or agreed to take any action that would prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code. The Company is not aware of any agreement, plan or other circumstances that would prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code.

Section 3.27 Investigation by the Company; Limitation on Warranties.

The Company has conducted its own independent review and analysis of the business, operations, assets, liabilities, results of operations, financial condition, technology and prospects of Parent and the Parent Subsidiaries and acknowledges that the Company has been provided access to personnel, properties, premises and records of Parent and the Parent Subsidiaries for such purposes. In entering into this Agreement, except as expressly provided herein, the Company has relied solely upon its independent investigation and analysis of Parent and the Parent Subsidiaries and the Company acknowledges and agrees that it has not been induced by and has not relied upon any representations, warranties or statements, whether express or implied, made by Parent, any Parent Subsidiaries, or any of their respective directors, officers, shareholders, employees, affiliates, agents, advisors or representatives that are not expressly set forth in this Agreement, whether or not such representations, warranties or statements were made in writing or orally.

Article 4.

REPRESENTATIONS AND WARRANTIES OF PARENT

Except (i) as set forth in the applicable section or sub-section of the disclosure schedule (it being understood that any particular disclosure in such section or sub-section shall be deemed also to be included in each other section or sub-section of the disclosure schedule as to which the applicability of such particular disclosure is reasonably apparent) delivered by Parent to Company at or prior to the execution of this Agreement (the “Parent Disclosure Schedule” and together with the Company Disclosure Schedule, the “Disclosure Schedules”), or as set forth in the Parent SEC Filings filed prior to the date of this Agreement (but disregarding disclosures contained under the heading “Risk Factors,” or disclosures set forth in any “forward-looking statements” disclaimer or any other statements that are similarly non-specific or cautionary, predictive or forward-looking in nature), provided, that this clause (ii) shall not apply to any representation set forth in Section 4.3, Parent hereby represents and warrants to the Company as follows:

Section 4.1 Organization and Qualification; Subsidiaries.

Parent is a corporation duly organized, validly existing and in good standing under the laws of the State of Ohio. Section 4.1 of the Parent Disclosure Schedule sets forth a true and complete list of all of the Subsidiaries of Parent (each a “Parent Subsidiary” and, collectively, the “Parent Subsidiaries”). Each Parent Subsidiary is duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation or organization, as the case may be. Parent and each Parent Subsidiary has the requisite corporate power and authority to own, lease and operate its properties and to carry on its business as it is now being conducted. Parent and each Parent Subsidiary is duly qualified or licensed to do business, and is in good standing, in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its business makes such qualification, licensing or good standing necessary, except for such failures to be so qualified, licensed or in good standing that have not had, individually or in the aggregate, a Parent Material Adverse Effect. None of Parent or any Parent Subsidiary holds an Equity Interest in any other person. Parent is registered as a bank holding company under the BHCA. Parent Bank is a national banking association duly organized and validly existing under the laws of the United States of America and is a member of the Federal Reserve System. The deposits of Parent Bank are insured by the FDIC to the fullest extent permitted by Law, and all premiums and assessments required to be paid in connection therewith have been paid by Parent Bank when due. No proceedings for the revocation or termination of such deposit insurance are pending or, to the knowledge of Parent, threatened. Parent Bank is a member in good standing of the Federal Reserve Bank of Cleveland and the FHLB and owns the requisite amount of stock therein.

Section 4.2 Articles of Incorporation and Bylaws.

Parent’s Articles of Incorporation (the “Parent Charter”) and Code of Regulations (the “Parent Bylaws”) listed as exhibits to the Parent SEC Filings are true, complete and correct copies. Parent has made available to the Company a true, complete and correct copy of the charter and bylaws (or equivalent organizational documents) of each Parent Subsidiary.

Section 4.3 Capitalization.

Section 4.3.1 The authorized capital stock of the Parent consists of 307,000,000 shares of capital stock, of which 300,000,000 are designated Parent Common Stock and 7,000,000 are designated preferred stock, without par value (“Parent Preferred Stock”). As of September 11, 2012, (A) 109,654,428 shares of Parent Common Stock were issued and outstanding, all of which were duly authorized, validly issued, fully paid, nonassessable and free of preemptive rights, (B) 5,467,303 shares of Parent Common Stock were held in the treasury of Parent or by the Parent Subsidiaries (other than shares held in trust accounts or otherwise held for or on behalf of third parties in a fiduciary, custodian or similar capacity where none of Parent or the Parent Subsidiaries is the beneficial owner), (C) 1,827,899 shares of Parent Common Stock were reserved for issuance upon exercise of options to purchase Parent Common Stock (“Parent Options”) outstanding as of such date and (D) 590,265 shares of Parent Common Stock were reserved for issuance upon the settlement of restricted shares granted under Parent’s stock compensation plans (the “Parent Stock Plans” and such shares, “Parent Restricted Stock”) outstanding as of such date. As of September 11, 2012, (x) 800,000 shares of Parent Preferred

Stock are designated as preferred stock, series A, without par value, (y) 220,000 shares of Parent Preferred Stock were designated as convertible preferred stock, series B, and (z) zero shares of Parent Preferred Stock were issued and outstanding.

Section 4.3.2 As of September 11, 2012, except for Parent Options under the Parent Stock Plans to purchase 1,827,899 shares of Parent Common Stock in the aggregate and 590,265 shares of Parent Restricted Stock in the aggregate, there are no options, warrants or other rights to acquire capital stock or other Equity Interests of Parent or any Parent Subsidiary, or securities convertible into or exchangeable for capital stock or other Equity Interests of Parent or any Parent Subsidiary, or other rights, instruments or obligations which derive value based upon Parent Common Stock but are not settled solely in shares of Parent Common Stock. Since June 30, 2012 and through the date of this Agreement, Parent has not issued any shares of its capital stock or other Equity Interests or securities convertible into or exchangeable or exercisable for capital stock or other Equity Interests of Parent, other than Parent Options issued pursuant to the Parent Stock Plans, shares pursuant to exercise of Parent Options, and shares of Parent Restricted Stock. The shares of Parent Common Stock to be issued in connection with the Merger, when issued as contemplated herein, will be duly authorized, validly issued, fully paid, nonassessable and free of preemptive rights.

Section 4.3.3 Except with respect to the Parent Options, the shares of Parent Restricted Stock, the Parent Stock Plans and the related grant agreements, there are no outstanding Rights with respect to Parent or any of the Parent Subsidiaries. Each outstanding share of capital stock of each Parent Subsidiary is duly authorized, validly issued, fully paid, nonassessable and free of preemptive rights and is owned, beneficially and of record, by Parent or another Parent Subsidiary free and clear of all security interests, liens, pledges, options, rights of first refusal, agreements, limitations on Parent’s or such other Parent Subsidiary’s voting rights, charges and other encumbrances of any nature whatsoever.

Section 4.4 Authority.

Parent has requisite corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and, subject to the approval of this Agreement by the Required Parent Shareholders and the issuance of the Parent Common Stock in accordance with Article 2 by the Majority Parent Shareholders, to consummate the transactions contemplated by this Agreement to be consummated by Parent. The execution and delivery of this Agreement by Parent and the consummation by Parent of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate action, and no other corporate proceedings on the part of Parent and no vote of the holders of any class or series of capital stock or other Equity Interests of Parent are necessary to authorize this Agreement or the Merger or to consummate the transactions contemplated hereby other than the approval of this Agreement by the Required Parent Shareholders and the approval of the issuance of shares of Parent Common Stock in accordance with Article 2 by the Majority Parent Shareholders. This Agreement has been duly executed and delivered by Parent and, assuming due authorization, execution and delivery by the Company, constitutes a legally valid and binding obligation of Parent, enforceable against Parent in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, preference, fraudulent transfer, moratorium or other similar laws relating to or affecting the rights and remedies of creditors and by general principles of equity regardless of whether enforcement is considered in a proceeding in equity or at Law.

Section 4.5 No Conflict; Required Filings and Consents.

Section 4.5.1 The execution and delivery of this Agreement does not, and the performance of this Agreement and the consummation of the Merger and the other transactions contemplated hereby will not, (A) assuming the Required Parent Shareholders approve the Merger, conflict with or violate any provision of the Parent Charter or the Parent Bylaws, (B) assuming that all consents, approvals, authorizations and permits described in Section 4.5.2 have been obtained and all filings and notifications described in Section 4.5.2 have been made and any waiting periods thereunder have terminated or expired, conflict with or violate any Law applicable to Parent or any Parent Subsidiary or by which any property or asset of Parent or any Parent Subsidiary is bound or (C) assuming that all consents, approvals, authorizations and permits described in Section 4.5.2 have been obtained and all filings and notifications described in Section 4.5.2 have been made and any waiting periods thereunder have terminated or expired, or require any consent or approval under, result in any breach of, or any loss of any benefit under, or constitute a change of control or default (or an event which with notice or lapse of time or both would become a default) under, or give to others any right of termination, acceleration or cancellation of, or result in the creation of a lien or other encumbrance (other than Permitted Liens) on any property or asset of Parent or any Parent Subsidiary pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, Parent Permit or other legally binding obligation to which Parent or any Parent Subsidiary is party, except, as to clauses (B) and (C), respectively, for any such conflicts, violations, breaches, defaults or other occurrences which would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 4.5.2 The execution and delivery of this Agreement by Parent does not, and the performance of this Agreement by Parent will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Authority, except (A) as may be required under the Exchange Act, the Securities Act, any applicable Blue Sky Laws, the Antitrust Laws, the filing and recordation of the Certificates of Merger as required by the MBCA and the Parent Corporation Law, approval by UST of the retirement and cancellation of the TARP Preferred Stock, receipt of the FDIC Consent, and Federal Reserve approval of the purchase or redemption of the TARP Preferred Stock as contemplated herein or (B) where failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 4.6 Permits; Compliance with Law.

Section 4.6.1 Except for employee benefit plans, labor and other employment matters, which are the subjects of Sections 4.10 and 4.11, environmental matters, which are the subject solely of Section 4.15, and tax matters, which are the subject of Section 4.18, each of Parent and each Parent Subsidiary is in possession of all authorizations, licenses, permits, certificates, approvals and clearances of any Governmental Authority necessary for Parent and each Parent Subsidiary to own, lease and operate its properties or to carry on its respective business substantially as it is being conducted as of the date hereof (the “Parent Permits”), and all such Parent Permits are valid, and in full force and effect, except where the failure to be in possession of, the suspension or cancellation of, failure to be valid or in full force and effect of, any of the Parent Permits has not had, individually or in the aggregate, a Parent Material Adverse Effect. None of Parent or any Parent Subsidiary is in default or violation of (except for Laws or Parent Permits with respect to matters that are the subject of Sections 4.10, 4.11, 4.15, or 4.18), (a) any of the provisions of the Parent Charter or Parent Bylaws (or other governing instruments) or (b) any Law applicable to Parent or any Parent Subsidiary or by which any property or asset of Parent or any Parent Subsidiary is bound or any Parent Permits, except in the case of clause (a) or (b), for any such defaults or violations that have not had, individually or in the aggregate, a Parent Material Adverse Effect. Since December 31, 2008, neither Parent nor any Parent Subsidiary has received any written notification or communication from any agency or department of federal, state, or local government or any Governmental Authority or the staff thereof (a) asserting that any of Parent or any Parent Subsidiary is not in compliance with any Laws, initiating any proceeding or, to the knowledge of Parent threatening an investigation into the business or operations of Parent or any Parent Subsidiary or (b) requiring Parent or any Parent Subsidiary to enter into or consent to the issuance of a cease and desist or other order, injunction, formal agreement, directive, commitment, or memorandum of understanding, to become a party to any commitment letter or similar undertaking to or to adopt any board resolution or similar undertaking, that restricts, or by its terms will in the future restrict, the conduct of its business or that in any manner relates to its capital adequacy, its credit or risk management policies, its dividend policy, its management, its business or its operations (each, a “Parent Regulatory Agreement”), except with respect to each of clause (a) and (b), for matters that (x) solely relate to a Governmental Authority that is not the SEC or a Banking Authority, and (y) have not had, individually or in the aggregate, a Company Material Adverse Effect. Neither Parent nor any Parent Subsidiary is subject to a Parent Regulatory Agreement. Parent and each Parent Subsidiary has performed all obligations required to be performed by it under each Parent Regulatory Agreement. There is no unresolved violation with respect to any report, form, schedule, registration, statement or other document filed by, or relating to any examinations, except for examinations conducted in the regular course of the business of Parent, by any such Governmental Authority of, Parent or any Parent Subsidiary.

Section 4.6.2 Without limiting the generality of Section 4.6.1, Parent and each of the Parent Subsidiaries, except as has not had, individually or in the aggregate, a Parent Material Adverse Effect: (i) has conducted its business in compliance with all applicable Laws, including the Sarbanes-Oxley Act of 2002, Sections 23A and 23B of the Federal Reserve Act and Federal Reserve Regulation W, the Equal Credit Opportunity Act, the Foreign Corrupt Practices Act, the Fair Credit Reporting Act, the Gramm Leach Bliley Act, the Fair Housing Act, the CRA, the Fair Lending Laws and other Laws relating to discriminatory or unfair and deceptive acts and practices, the USA PATRIOT Act and the Bank Secrecy Act, the requirements of OFAC and all orders and requirements of applicable Governmental Authorities, including those referred to in Section 4.13, and has not received notice of any defaults or violations of any applicable Laws, any orders, decisions or settlements from or with any Governmental Authority, including the United States Department of Justice.

Section 4.6.3 Parent has (A) no knowledge of any event, condition, action or pending action by any Governmental Authority, any change in applicable Laws or regulations or any circumstance with respect to Parent or any of its Subsidiaries, and (B) no knowledge that any Governmental Authority is reasonably likely to impose any restrictions, requirements or conditions in connection with its approval of the Merger or the Bank Merger, in each case that would be reasonably expected to delay any required approvals of the Merger or the Bank Merger or result in any condition to the receipt of such approvals that would permit termination of this Agreement.

Section 4.7 SEC Filings; Financial Statements; Other Reports.

Section 4.7.1 Parent has filed all registration statements, prospectuses, forms, reports, definitive proxy statements, schedules and documents required to be filed with the SEC by it under the Securities Act or the Exchange Act, as the case may be, from and after January 1, 2009 (collectively, the “Parent SEC Filings”). Each Parent SEC Filing, as amended or supplemented if applicable, (A) as of its date, or, if amended or supplemented, as of the date of the most recent amendment or supplement thereto, complied in all material respects with the requirements of the Securities Act or the Exchange Act, as the case may be, and (B) did not, at the time it was filed (or became effective in the case of registration statements), or, if amended or supplemented, as of the date of the most recent amendment or supplement thereto, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. No Parent Subsidiary is separately subject to the periodic reporting requirements of the Exchange Act.

Section 4.7.2 Each of the principal executive officer of Parent and the principal financial officer of Parent (or each former principal executive officer of Parent and each former principal financial officer of Parent, as applicable) has made all applicable certifications required by Rule 13a-14 or 15d-14 under the Exchange Act and Sections 302 and 906 of SOX with respect to the Parent SEC Filings. Neither Parent nor any of the Parent Subsidiaries has outstanding, or has since the effective date of Section 402 of SOX, made or arranged for any outstanding “extensions of credit” to or for directors or executive officers of Parent or their related interests in violation of Section 402 of SOX or Federal Reserve Regulations O or W.

Section 4.7.3 Except as has not had, individually or in the aggregate, a Parent Material Adverse Effect, Parent maintains a system of “internal control over financial reporting” (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) sufficient to provide reasonable assurance to Parent and the Parent Board (A) that transactions of Parent and the Parent Subsidiaries are recorded as necessary to permit preparation of financial statements in conformity with GAAP, (B) that receipts and expenditures of Parent and the Parent Subsidiaries are made only in accordance with the authorizations of management and the Parent Board and (C) regarding prevention or timely detection of the unauthorized acquisition, use or disposition of Parent’s assets that could have a material effect on Parent’s financial statements. The books and records of Parent and the Parent Subsidiaries have been, and are being, maintained in all material respects in accordance with applicable legal and accounting requirements and reflect only actual transactions. The records, systems, controls, data and information of Parent and the Parent Subsidiaries are recorded, stored, maintained and operated under means (including any electronic, mechanical or photographic process, whether computerized or not) that are under the exclusive ownership and direct control of Parent or the Parent Subsidiaries or accountants

(including all means of access thereto and therefrom), except for any non-exclusive ownership and non-direct control that has not had, individually or in the aggregate, a Parent Material Adverse Effect.

Section 4.7.4 Except as has not had, individually or in the aggregate, a Parent Material Adverse Effect, Parent has not received any written notification from its outside auditors of any (A) “significant deficiency” or (B) “material weakness” in Parent’s internal controls over financial reporting on or after January 1, 2009. To the knowledge of Parent, there is no outstanding “significant deficiency” or “material weakness” (in each case, as defined by Public Company Accounting Oversight Board rule) that has not been appropriately and adequately remedied by Parent.

Section 4.7.5 Each of the consolidated financial statements (including any notes thereto) contained in the Parent SEC Filings, as amended, supplemented or restated, if applicable, was prepared in accordance with GAAP applied (except as may be indicated in the notes thereto and, in the case of unaudited quarterly financial statements, as permitted by Form 10-Q under the Exchange Act) on a consistent basis throughout the periods indicated (except as may be indicated in the notes thereto), and each of such consolidated financial statements, as amended, supplemented or restated, if applicable, presented fairly, in all material respects, the consolidated financial position, results of operations, comprehensive income (as required by GAAP), changes in shareholders’ equity, and cash flows of Parent and the consolidated Parent Subsidiaries as of the respective dates thereof and for the respective periods indicated therein (subject, in the case of unaudited quarterly financial statements, to normal year-end adjustments).

Section 4.7.6 Except as and to the extent set forth (A) on the consolidated balance sheet of Parent and the consolidated Parent Subsidiaries as of December 31, 2011 included in Parent’s annual report filed on Form 10-K for the year ended December 31, 2011, including the notes thereto, or (B) in the Parent SEC Filings filed after December 31, 2011, none of Parent or any consolidated Parent Subsidiary had at the relevant balance sheet date, any liabilities or obligations that would be required to be reflected or reserved against on a balance sheet (or in the notes thereto) prepared in accordance with GAAP and none have arisen since such date, except, in each case, for liabilities or obligations (i) contemplated by or under this Agreement or incurred in connection with the transactions contemplated hereby, (ii) incurred in the ordinary course of business and in a manner consistent with past practice or (iii) that have not had, individually or in the aggregate, a Parent Material Adverse Effect.

Section 4.7.7 Since December 31, 2008, Parent and each of the Parent Subsidiaries has timely filed all material reports and material statements, together with any material amendments required to be made with respect thereto, that it was required to file with Banking Authorities. As of their respective dates, each of such reports and documents, including the exhibits and schedules thereto, complied in all material respects with all applicable Laws. As of their respective dates, such reports and document did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances under which they were made, not misleading.

Section 4.8 Disclosure Documents.

Section 4.8.1 The Registration Statement, Joint Proxy Statement/Prospectus and any Other Filings, and any amendments or supplements thereto, that Parent is responsible for filing at (A) the time the Registration Statement is declared effective, (B) the time the Joint Proxy Statement/Prospectus or such Other Filing (or any amendment thereof or supplement thereto) is first made publicly available to the shareholders of Parent, (C) the time of the Parent Shareholders’ Meeting, and (D) the time of the Company Shareholders’ Meeting will comply as to form in all material respects with the applicable requirements of the Securities Act, the Exchange Act and other applicable Law.

Section 4.8.2 The Registration Statement, Joint Proxy Statement/Prospectus or any Other Filing, or amendments or supplements thereto, insofar as it reflects information supplied by or on behalf of Parent for use therein, at (A) the time the Registration Statement is declared effective, (B) the time the Joint Proxy Statement/Prospectus or such Other Filing (or any amendment thereof or supplement thereto) is first made publicly available to the shareholders of Parent and (C) the time of the Parent Shareholders’ Meeting will not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading.

Section 4.8.3 The representations and warranties contained in this Section 4.8 will not apply to the failure of the Registration Statement, Joint Proxy Statement/Prospectus or any Other Filing to comply as to form as a result of, or statements or omissions included therein based upon, information supplied to Parent by or on behalf of the Company.

Section 4.9 Absence of Certain Changes or Events.

Since December 31, 2011, except as (A) disclosed in the Parent SEC Filings filed after December 31, 2011 and prior to the date of this Agreement (but disregarding disclosures contained under the heading “Risk Factors,” or disclosures set forth in any “forward-looking statements” disclaimer or any other statements that are similarly non-specific or cautionary, predictive or forward-looking in nature), or (B) contemplated by this Agreement, there has not been (i) a Parent Material Adverse Effect or (ii) any action taken by Parent or any Parent Subsidiary during the period from December 31, 2011 through the date of this Agreement that would have required the Company’s consent if Parent had been subject to Section 5.2 at such time.

Section 4.10 Employee Benefit Plans.

Section 4.10.1 Section 4.10.1 of the Parent Disclosure Schedule sets forth a true and complete list of each material Parent Benefit Plan. “Parent Benefit Plan” means each “employee benefit plan” as defined in Section 3(3) of ERISA, and any other plan, policy, program, practice, agreement, understanding or arrangement (whether written or oral) providing compensation or other benefits to any current or former director, officer, employee or consultant of Parent or any Parent Subsidiary (or to any dependent or beneficiary thereof), which is maintained, sponsored or contributed to by Parent or any Parent Subsidiary, or under which Parent or any Parent Subsidiary has any actual or contingent obligation or liability, including all incentive, bonus, deferred compensation, cafeteria, medical, disability, severance, stock purchase or equity based compensation plans, policies or programs.

Section 4.10.2 Parent has delivered or made available to the Company true and complete copies of (A) each Parent Benefit Plan; (B) any amendments thereto; (C) the related summary plan description (together with all summaries of material modifications) and prospectus, if any; (D) each related trust or custodial agreement; (E) each deposit administration, group annuity, insurance or other funding agreement associated with each Parent Benefit Plan; (F) the most recent actuarial report, including FASB reports relating to post-employment benefits; and (G) the most recent 5500 annual return for any Parent Benefit Plan that files such returns.

Section 4.10.3 Each Parent Benefit Plan has been administered in all material respects in accordance with its terms and all applicable Laws, including ERISA and the Code. With respect to the Parent Benefit Plans, no event has occurred and, to the knowledge of Parent, there exists no condition or set of circumstances in connection with which Parent or any Parent Subsidiary could be subject to any material liability (other than for routine benefit liabilities) under the terms of, or with respect to, such Parent Benefit Plans, ERISA, the Code or any other Law applicable to such Parent Benefit Plans.

Section 4.10.4 Each Parent Benefit Plan which is intended to qualify under Section 401(a) of the Code has received a favorable determination letter or notification, advisory or opinion letter, as applicable, from the IRS as to its qualified status and, to Parent’s knowledge, no fact or event has occurred that could reasonably be expected to adversely affect the qualified status of any such Parent Benefit Plan. There has been no prohibited transaction (within the meaning of Section 406 of ERISA or Section 4975 of the Code, other than a transaction that is exempt under a statutory or administrative exemption) with respect to any Parent Benefit Plan that could result in material liability to Parent. No suit, administrative proceeding, action or other litigation has been brought, or to the knowledge of Parent, is threatened against or with respect to any Parent Benefit Plan, including any audit or inquiry by the IRS or United States Department of Labor (other than routine benefits claims).

Section 4.10.5 No Parent Benefit Plan is a multiemployer pension plan (as defined in Section 3(37) of ERISA). Neither Parent nor any Parent Subsidiary has incurred any liability under Title IV of ERISA which has not been satisfied in full. To Parent’s knowledge, no event has occurred, and no condition or circumstance exists that, alone or together with any other event, condition or circumstance, would reasonably be expected to result in any liability under Title IV of ERISA being imposed upon Parent or any Parent Subsidiary.

Section 4.10.6 Parent has no material unfunded liabilities in connection with any of the Parent Benefit Plans. All material contributions, premium payments and other payments due from Parent or any Parent Subsidiary to or under the Parent Benefit Plans have been paid or deposited, as applicable, in a timely manner.

Section 4.10.7 Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated by this Agreement will, alone or in connection with any other event (including any termination of employment or service), (A) result in any payment or benefit becoming due under any Parent Benefit Plan, (B) increase any payments or benefits otherwise payable under any Parent Benefit Plan, (C) result in the acceleration of the time of payment or vesting of any payments or benefits under any Parent Benefit Plan to any extent, or (D) result in the forgiveness in whole or in part of any outstanding loans made by Parent or any Parent Subsidiary to any person.

Section 4.11 Labor and Other Employment Matters.

Except as has not had, individually or in the aggregate, a Parent Material Adverse Effect, each of Parent and each Parent Subsidiary is in compliance with all applicable Laws respecting labor, employment, fair employment practices, terms and conditions of employment, workers’ compensation, occupational safety, plant closings, and wages and hours. Neither Parent nor any Parent Subsidiary is, or has been within the past ten (10) years, a party to a collective bargaining agreement and no labor union has been certified to represent any employee or Parent or any Parent Subsidiary, or has applied to represent or is attempting to organize so as to represent such employees. There is no pending or, to the knowledge of Parent, threatened work stoppage, slowdown or labor strike against Parent or any Parent Subsidiary.

Section 4.12 Material Contracts.

Section 4.12.1 Except for contracts set forth on the “Exhibit Index” included in Parent’s Form 10-K for the year ended December 31, 2011 or the Parent SEC Filings subsequently filed, as of the date of this Agreement, neither Parent nor any Parent Subsidiary, nor any of their respective assets, properties, businesses or operations is a party to, bound or affected by, or receives benefits under any Contract which is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC) (a “Parent Material Contract”).

Section 4.12.2 Each Parent Material Contract is in full force and effect and legally valid, binding and enforceable in accordance with its terms in all material respects on Parent and each Parent Subsidiary party thereto and, to Parent’s knowledge, each other party thereto, except as enforceability may be limited by bankruptcy, insolvency, reorganization, preference, fraudulent transfer, moratorium or other similar laws relating to or affecting the rights and remedies of creditors and by general principles of equity regardless of whether considered in a proceeding in equity or at Law. Except as has not had, individually or in the aggregate, a Parent Material Adverse Effect, Parent and each Parent Subsidiary has performed all obligations required to be performed by it under each Parent Material Contract. To Parent’s knowledge, and except as has not had, individually or in the aggregate, a Parent Material Adverse Effect, each other party to each Parent Material Contract has performed all obligations required to be performed by it under such Parent Material Contract. None of Parent or any Parent Subsidiary has received written notice of any material violation or default under (or any condition which with the passage of time or the giving of notice would cause such a violation of or default under) any Parent Material Contract, except for violations or defaults that have not had, individually or in the aggregate, a Parent Material Adverse Effect.

Section 4.13 Agreements with Bank Regulators.

Neither Parent nor any Parent Subsidiary is subject to any cease-and-desist order or other order issued by, or is a party to any written agreement, consent agreement or memorandum of understanding with, or a party to any commitment letter, board resolution required to be submitted to a regulatory authority or similar undertaking to, or is subject to any Government Order which restricts the conduct of its business, or in any manner relates to its capital adequacy, its credit or reserve policies, its dividends or its management, nor has Parent been advised by any Governmental Authority that it is contemplating issuing or requesting (or is considering the appropriateness of issuing or requesting) any such order, decree, agreement, memorandum of understanding, extraordinary supervisory letter, commitment letter or similar submission. Neither Parent nor any Parent Subsidiary is required by Section 32 of the Federal Deposit Insurance Act or FDIC Regulations Part 359 or by the Federal Reserve to give prior notice to a Federal banking agency of the proposed addition of an individual to its board of directors or the employment of an individual as a senior executive officer or to limit golden parachute payments or indemnification.

Section 4.14 Litigation.

Section 4.14.1 As of the date of this Agreement, there is no Litigation pending or, to the knowledge of Parent, threatened, nor, to the knowledge of Parent, is there any investigation pending, in each case, against Parent or any Parent Subsidiary, and none of Parent or any Parent Subsidiary is subject to any outstanding judgment, order, writ, injunction or decree, in each case, which has had, individually or in the aggregate, a Parent Material Adverse Effect.

Section 4.14.2 Section 4.14 of the Parent Disclosure Schedule sets forth a list of all Litigation as of the date of this Agreement (a) to which Parent or any Parent Subsidiary is a party, (b) which names Parent or a Parent Subsidiary as a defendant or cross-defendant, and (c) involves a claim against Parent or a Parent Subsidiary for damages in excess of $500,000 or for injunctive or other similar equitable relief. Section 4.14.2 of the Parent Disclosure Schedule sets forth a list of all outstanding judgments, orders, writs, injunctions or decrees as of the date of this Agreement to which Parent or any Parent Subsidiary or any of their Assets is subject.

Section 4.15 Environmental Matters.

Except as has not had, individually or in the aggregate, a Parent Material Adverse Effect:

Section 4.15.1 Each of Parent and each Parent Subsidiary is and has been for the past five years in compliance with applicable Environmental Laws and hold all Environmental Permits necessary to conduct their current operations.

Section 4.15.2 None of Parent or any Parent Subsidiary has entered into or agreed to any consent decree or order or is subject to any judgment, decree or judicial order relating to compliance with or Liability under Environmental Laws, Environmental Permits or the investigation, sampling, monitoring, treatment, remediation, removal or cleanup of or exposure to Hazardous Materials and no investigation, Litigation or other proceeding is pending or, to the knowledge of Parent, threatened in writing with respect thereto.

Section 4.15.3 To the knowledge of Parent, there is currently no contamination from Hazardous Materials on any real property currently or previously owned, leased or operated by Parent or any Parent Subsidiary, including any real property that Parent or any Parent Subsidiary is the beneficial owner of as trustee, that requires cleanup, remediation or any other type of response action by Parent or any Parent Subsidiary pursuant to any Environmental Law or contractual obligation.

Section 4.16 Intellectual Property.

Except for matters that, individually or in the aggregate, have not had a Parent Material Adverse Effect, (A) each of Parent and the Parent Subsidiaries owns or possesses valid rights to use all Intellectual Property necessary to conduct the business of Parent and the Parent Subsidiaries as is currently conducted, and (B) (i) during the past two years, Parent has not received any written complaint, demand or notice alleging that Parent or any Parent Subsidiary has infringed upon or misappropriated any Intellectual Property right of any third party in connection with the operation of their business, there is no suit, claim, action or proceeding pending or, to the knowledge of Parent, threatened alleging that Parent or any Parent Subsidiary has infringed upon or misappropriated any Intellectual Property right of any third party in connection with the operation of their business, and (ii) to Parent’s knowledge, no third party is currently infringing or misappropriating Intellectual Property owned by Parent or any Parent Subsidiary.

Section 4.17 Assets and Properties.

Each of Parent and the Parent Subsidiaries has good (and with respect to real estate, marketable) title to, or a valid leasehold interest in, as applicable, all of its owned or leased real property (including all rights, title, privileges and appurtenances pertaining or relating thereto) free and clear of any and all liens, except for Permitted Liens and for liens, defects or failures to be in full force and effect which do not in the aggregate materially detract from the value of such property or assets or materially impair the use thereof in the operation of the business of Parent or any Company Subsidiary. Each of Parent and the Parent Subsidiaries has title to, or a valid leasehold interest in, as applicable, all personal property used in their respective businesses free and clear of any and all liens, except for liens, defects in title or failures to be in full force and effect which have not had, individually or in the aggregate, a Parent Material Adverse Effect and except for Permitted Liens. Such personal property and owned or leased property are in good operating condition and repair, ordinary wear and tear and commercially reasonable deferred maintenance excepted, and except for such failures to be in good operating condition and repair which would not reasonably be expected to materially impair the use thereof in the operation of the business of Parent or any Parent Subsidiary. Neither Parent nor any Parent Subsidiary owns any real estate, except (i) real estate acquired through foreclosure or deed in lieu of foreclosure and (ii) real estate used for its headquarters or banking operations.

Section 4.18 Taxes.

Section 4.18.1 Parent and each Parent Subsidiary has timely filed with the appropriate taxing authority all Tax Returns required to be filed, taking into account any extensions of time within which to file such Tax Returns, and all such Tax Returns were complete and correct, subject in each case to such exceptions as have not had, individually or in the aggregate, a Parent Material Adverse Effect. Parent and each Parent Subsidiary has timely paid (or Parent has paid on each such Parent Subsidiary’s behalf) all Taxes due and owing, and, in accordance with GAAP, the most recent financial statements contained in the Parent SEC Filings reflect an adequate reserve (excluding any reserve for deferred Taxes) for all Taxes payable by Parent and each Parent Subsidiary for all taxable periods and portions thereof through the date of such financial statement, in each case except as, individually or in the aggregate, has not had, a Parent Material Adverse Effect.

Section 4.18.2 To the knowledge of Parent: (A) there are no audits or other proceedings pending with regard to any Taxes or Tax Returns of Parent or any Parent Subsidiary; (B) neither Parent nor any Parent Subsidiary has received a written notice or announcement of any audits or proceedings subject to such exceptions as have not had, individually or in the aggregate, a Parent Material Adverse Effect; and (C) neither Parent nor any Parent Subsidiary has waived any statute of limitations with respect to Taxes or agreed to any extension of time with respect to any Tax assessment or deficiency for any open tax year. Each assessed deficiency resulting from any audit or examination relating to Taxes by any Governmental Authority has been timely paid and there is no assessed deficiency, refund litigation, proposed adjustment or matter in controversy with respect to any Taxes due and owing by Parent or any Parent Subsidiary except as has not had, individually or in the aggregate a Company Material Adverse Effect.

Section 4.18.3 There are no Tax liens upon any property or assets of Parent or any Parent Subsidiary except liens for current Taxes not yet due and payable.

Section 4.18.4 Neither Parent nor any Parent Subsidiary (A) has ever been a member of an affiliated, combined, consolidated or unitary Tax group for purposes of filing any Tax Return, other than, for purposes of filing affiliated, combined, consolidated or unitary Tax Returns, a group of which Parent was the common parent, (B) has any liability for Taxes of any person under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or foreign Law), or (C) is a party to or bound by any Tax sharing or allocation agreement or has any other current or potential contractual obligation to indemnify any other person with respect to Taxes.

Section 4.18.5 Except as has not had, individually or in the aggregate, a Parent Material Adverse Effect, Parent and each Parent Subsidiary has complied with all applicable Laws relating to the payment and withholding of Taxes (including withholding of Taxes pursuant to Sections 1441, 1442, 3121 and 3402 of the Code or similar provisions under any Federal, state, local or foreign Laws) and has, within the time and the manner prescribed by applicable Law, withheld from and paid over to the proper Governmental Authority all amounts required to be so withheld and paid over under applicable Law.

Section 4.18.6 Within the two-year period ending on the Effective Time, neither Parent nor any Parent Subsidiary has constituted either a “distributing corporation” or a “controlled corporation” as such terms are defined in Section 355 of the Code in a distribution of stock qualifying or intended to qualify for tax-free treatment (in whole or in part) under Section 355(a) or 361 of the Code.

Section 4.18.7 No claim that has not been resolved has ever been made by any Governmental Authority in a jurisdiction where Parent or any Parent Subsidiary does not file a Tax Return that it is, or may be, subject to an amount of Tax by that jurisdiction that, individually or in the aggregate, has had a Parent Material Adverse Effect.

Section 4.18.8 Neither Parent nor any Parent Subsidiary is or has been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code.

Section 4.18.9 Neither Parent nor any Parent Subsidiary will be required to include in a taxable period ending after the Effective Time taxable income attributable to income that accrued in a prior taxable period but was not recognized in any prior taxable period as a result of the installment method of accounting, the long-term contract method of accounting, the cash method of accounting or Section 481 of the Code or comparable provisions of state, local or foreign Tax Law, or any other change in method of accounting.

Section 4.18.10 Neither Parent nor any Parent Subsidiary has participated in any “listed transaction” as defined in Treasury Regulation Section 1.6011-4.

Section 4.19 Vote Required.

The affirmative vote of the holders of majority of the voting power of the outstanding shares of Parent Common Stock on the matter (the “Required Parent Shareholders”) is necessary to approve this Agreement and the affirmative vote of a majority of the votes cast on the matter is necessary to approve the issuance of the shares of Parent Common Stock in accordance with Article 2 (the “Majority Parent Shareholders”).

Section 4.20 Brokers.

No broker, investment banker, financial advisor or other person (other than RBC Capital Markets, LLC) is entitled to any brokerage, finder’s, financial advisor’s or other similar fee or commission in connection with the Merger or any transaction contemplated by this Agreement based upon arrangements made by or on behalf of Parent or any of its affiliates.

Section 4.21 Financing.

As of the Closing, Parent shall have available cash sufficient to consummate the transactions contemplated by this Agreement, including the Merger and the TARP Purchase (if applicable).

Section 4.22 Tax Matters.

Neither Parent nor any Parent Subsidiary or, to the knowledge of Parent, any of Parent’s affiliates has taken or agreed to take any action that would prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code. Parent is not aware of any agreement, plan or other circumstances that would prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code.

Section 4.23 Ownership of Company Common Stock.

None of Parent nor any Parent Subsidiary owns (directly or indirectly, beneficially or of record, except on behalf of their customers) or is a party to any agreement, arrangement or understanding for the purpose of acquiring, holding, voting or disposing of, in each case, any shares of capital stock of the Company (other than shares held in trust accounts or otherwise held for or on behalf of third parties in a fiduciary, custodian or similar capacity where none of Parent or the Parent Subsidiaries is the beneficial owner).

Section 4.24 Opinion of Financial Advisor.

Parent has received the opinion of RBC Capital Markets, LLC, dated the date of this Agreement, to the effect that, as of such date, the Exchange Ratio pursuant to this Agreement is fair, from a financial point of view, to Parent.

Section 4.25 Investigation by Parent; Limitation on Warranties.

Parent has conducted its own independent review and analysis of the business, operations, assets, liabilities, results of operations, financial condition, technology and prospects of the Company and the Company Subsidiaries and acknowledges that Parent has been provided access to personnel, properties, premises and records of the Company and the Company Subsidiaries for such purposes. In entering into this Agreement, except as expressly provided herein, Parent has relied solely upon its independent investigation and analysis of the Company and the Company Subsidiaries and Parent acknowledges and agrees that it has not been induced by and has not relied upon any representations, warranties or statements, whether express or implied, made by the Company, any Company Subsidiaries, or any of their respective directors, officers, shareholders, employees, affiliates, agents, advisors or representatives that are not expressly set forth in this Agreement, whether or not such representations, warranties or statements were made in writing or orally.

Article 5.

COVENANTS

Section 5.1 Conduct of Business by the Company Pending the Closing.

The Company agrees that, between the date of this Agreement and the Effective Time, except as set forth in Section 5.1 of the Company Disclosure Schedule, as permitted or contemplated by any other provision of this Agreement or as required by applicable Law or the regulations or requirements of the Nasdaq, unless Parent shall otherwise agree in writing (which shall not be unreasonably withheld or delayed), the Company will, and will cause each Company Subsidiary to, (A) conduct its operations in the ordinary course of business substantially consistent with past practice and (B) use its reasonable best efforts to preserve substantially intact its business organization, goodwill and present relationships with its material customers, material suppliers, key employees and regulatory authorities. Without limiting the foregoing, except as set forth in Section 5.1 of the Company Disclosure Schedule, as permitted or contemplated by any other provision of this Agreement or as required by applicable Law, a Governmental Authority or the regulations or requirements of Nasdaq, the Company shall not, and shall not permit any Company Subsidiary to, between the date of this Agreement and the Effective Time, directly or indirectly, do, or agree to do, any of the following without the prior written consent of Parent (which consent shall not be unreasonably withheld or delayed):

Section 5.1.1 amend its articles of incorporation or bylaws or equivalent organizational documents;

Section 5.1.2 issue or authorize the issuance of any shares of capital stock of, or other Equity Interests in, the Company or securities convertible or exchangeable or exercisable for any shares of such capital stock or other Equity Interests, or any options, warrants or other rights of any kind to acquire any shares of such capital stock or other Equity Interests or such convertible or exchangeable securities of the Company, other than the issuance of Company Common Stock in connection with salary stock arrangements in effect on the date of this Agreement (which may be continued at their current levels through the Effective Time at the Company’s sole discretion), or upon the exercise of Company Options or warrants outstanding on the date hereof (including the TARP Warrant) or the settlement of Company RSUs outstanding on the date hereof;

Section 5.1.3 sell, pledge, dispose of, transfer, lease, license, guarantee or encumber, or authorize the sale, pledge, disposition, transfer, lease, license, guarantee or encumbrance of, any material property or assets of the Company or any Company Subsidiary, except in the ordinary course of business;

Section 5.1.4 declare, set aside, make or pay any dividend or other distribution (whether payable in cash, stock, property or a combination thereof) with respect to any of its common stock (other than dividends paid by a wholly owned Company Subsidiary to the Company or to any other wholly owned Company Subsidiary) or enter into any agreement with respect to the voting of its capital stock;

Section 5.1.5 other than in the case of a wholly owned Company Subsidiary, reclassify, combine, split, subdivide or redeem, purchase or otherwise acquire, directly or indirectly (other than cashless exercises of Company Options or the TARP Warrant or repurchases of Company Restricted Stock or shares issued upon vesting and settlement of Company RSUs), any of its capital stock, other Equity Interests or other securities;

Section 5.1.6 acquire (including by merger, consolidation, or acquisition of stock or assets) any Equity Interest in any person or all or substantially all of the assets of any person, other than incident to foreclosures in connection with debts previously contracted in good faith;

Section 5.1.7 make any change in accounting policies or procedures, except as required by GAAP or Governmental Authority;

Section 5.1.8 take any action that would prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code;

Section 5.1.9 take any action that would be reasonably likely to delay the effectiveness of the Registration Statement;

Section 5.1.10 make, change or rescind any Tax election, change a Tax accounting period, adopt or change any Tax accounting method, file any amended Tax Return, enter into any Tax closing agreement, settle any Tax claim or assessment relating to the Company or any Company Subsidiaries, surrender any right to claim a refund of Taxes, consent to extension or waiver of the statute of limitations applicable to any Tax, or take any similar action;

Section 5.1.11 settle or compromise any pending or threatened suit, action or claim (i) relating to the transactions contemplated hereby, (ii) that places any material prohibitions or restrictions on the business or operations of the Company or any Company Subsidiary, or (iii) would require payment by the Company or any Company Subsidiary of an amount greater than $200,000, in the aggregate, per suit, action or claim in excess of applicable insurance coverage or specific loss reserves reflected on the balance sheet of the Company included in the Quarterly Report on Form 10-Q of the Company for the quarter ended June 30, 2012, as filed with the SEC on August 6, 2012;

Section 5.1.12 (A) incur, assume or prepay (provided that such prepayment triggers a penalty, additional cost or expense or loss to the Company or any Company Subsidiary) any long-term or short-term debt or issue any debt securities except for borrowings or prepayments under existing lines of credit or in the ordinary course of business and refinancing of existing indebtedness (it being understood that incurrence or prepayment of indebtedness in the ordinary course of business of the Company Bank includes deposits, FHLB borrowings, repurchase agreements and similar liabilities in the ordinary course of the Company Bank’s business consistent with past practice); or (B) assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for any material obligations of any other person, except for obligations of the Company or any wholly owned Company Subsidiary incurred in compliance with clause (A);

Section 5.1.13 (A) except as may be required by Law or by the terms of such Company Benefit Plan as in existence on the date hereof, enter into (other than renewals of existing Company Benefit Plans in the ordinary course of business and consistent with past practice that do not result in material increased cost or liability to the Company or any Company Subsidiary), adopt, amend (except to comply with, conform to or secure an exemption from the requirements of Section 409A of the Code, but only to the extent that such Section 409A-related actions do not result in increased cost or liability to the Company or any Company Subsidiary (or Parent or any Parent Subsidiary following the Effective Time), other than immaterial administrative costs in connection with the taking of such actions or terminate any Company Benefit Plan, or change any actuarial assumptions related thereto; (B) increase in any manner the compensation or benefits of any current or former director, employee or consultant, except (i) for normal increases in the ordinary course of business consistent with past practice that do not exceed, in the aggregate on an annualized basis, 2.3% of the Company’s compensation and benefits costs for the twelve month period prior to the date of this Agreement or (ii) as required under any existing Company Benefit Plan; (C) accelerate, amend or change the period of exercisability or vesting of any award under any Company Stock Plan, or authorize cash payments in exchange for any such award; (D) establish, adopt or enter into any collective bargaining agreement or other contract or work rule or practice with any labor union or organization; (E) fund (or agree to fund) any compensation or benefits under any Company

Benefit Plan, including through a “rabbi” or similar trust; or (F) hire (or agree to hire) any employee who would have an annual base salary in excess of $120,000; provided, however, that all compensation and benefits shall be subject to the limitations resulting from, and shall be in compliance with applicable Law, including those limits imposed due to the ownership of the TARP Preferred Stock by UST;

Section 5.1.14 (i) except in the ordinary course of business, enter into, modify, amend or terminate any Company Material Contract or waive, release, compromise or assign any material rights or claims, or (ii) enter into, modify or amend any Contract of the sort specified in Section 3.12(c) or (f);

Section 5.1.15 enter into any material new line of business or change in any material respect its lending, investment, risk and asset liability management, interest rate or fee pricing with respect to depository accounts, hedging and other material banking or operating policies, except in the ordinary course of business consistent with past practice or as required by Law or a Governmental Authority;

Section 5.1.16 make, or commit to make, any capital expenditures not provided for in the capital expenditure budget previously disclosed to Parent and in excess of $100,000 individually or $500,000 in the aggregate;

Section 5.1.17 except as required by Law or applicable regulatory authorities, make any material changes in its policies and practices with respect to underwriting, pricing, originating, acquiring, selling, servicing, or buying or selling rights to service loans;

Section 5.1.18 make a loan in material violation of, or otherwise fail to comply in all material respects with, the underwriting and credit policies of the Company and the Company Subsidiaries as they are in effect as of the date hereof;

Section 5.1.19 restructure or materially change its investment securities portfolio or its gap position, through purchases, sales or otherwise, or its policies with respect to the classification or reporting of such portfolios; or

Section 5.1.20 authorize or enter into any agreement or otherwise make any commitment to do any of the foregoing.

Section 5.2 Conduct of Business by Parent Pending the Closing.

Parent agrees that, between the date of this Agreement and the Effective Time, except as set forth in Section 5.2 of the Parent Disclosure Schedule, as permitted or contemplated by any other provision of this Agreement or as required by applicable Law or the regulations or requirements of the Nasdaq, unless the Company shall otherwise agree in writing (which shall not be unreasonably withheld or delayed), Parent will, and will cause each Parent Subsidiary to, (A) conduct its operations in the ordinary course of business substantially consistent with past practice and (B) use its reasonable best efforts to preserve substantially intact its business organization, goodwill and present relationships with its material customers, material suppliers, key employees and regulatory authorities. Without limiting the foregoing, except as set forth in Section 5.2 of the Parent Disclosure Schedule, as permitted or contemplated by any other provision of this Agreement or as required by applicable Law or the regulations or requirements of the Nasdaq, Parent shall not, and shall not permit any Parent Subsidiary to, between the date of this Agreement and the Effective Time, directly or indirectly, do, or agree to do, any of the following without the prior written consent of the Company (which consent shall not be unreasonably withheld or delayed):

Section 5.2.1 amend its articles of incorporation or bylaws or equivalent organizational documents;

Section 5.2.2 issue or authorize the issuance of any shares of Parent Common Stock or securities convertible or exchangeable or exercisable for any shares of Parent Common Stock, or any options, warrants or other rights of any kind to acquire any shares of Parent Common Stock, other than (a) the authorization or issuance of Parent Common Stock or securities convertible or exchangeable or exercisable for any shares of Parent Common Stock, or any options, warrants or other rights of any kind to acquire any shares of Parent Common Stock to the employees or directors of Parent or the Parent Subsidiaries in connection with compensation and benefits arrangements, including in connection with salary stock arrangements in effect on the date of this Agreement (which may be continued at their current levels through the Effective Time at Parent’s sole discretion), (b) without limiting the generality of the preceding clause, the authorization or issuance of Parent Common Stock upon the exercise of Parent Options or warrants outstanding on the date hereof (including the TARP Warrant), (c) the authorization or issuance of Parent Common Stock as may be necessary or desirable to obtain the consent or approval of any Governmental Authority with respect to the Merger and the transactions contemplated hereby, or as may be otherwise necessary or desirable to maintain an appropriate amount of regulatory capital in connection with the consummation of the Merger and the transactions contemplated hereby, (d) the authorization or issuance of Parent Common Stock in accordance with the provisions of Article II in connection with the consummation of the Merger, and (e) to the extent permitted under Section 5.2.6;

Section 5.2.3 sell, pledge, dispose of, transfer, lease, license, guarantee or encumber, or authorize the sale, pledge, disposition, transfer, lease, license, guarantee or encumbrance of, any material property or assets of Parent or any Parent Subsidiary, except in the ordinary course of business;

Section 5.2.4 declare, set aside, make or pay any dividend or other distribution (whether payable in cash, stock, property or a combination thereof), with respect to any of its capital stock other than (A) dividends paid by a wholly owned Parent Subsidiary to Parent or any other wholly owned Parent Subsidiary or (B) quarterly dividends at or below the rate paid to shareholders in 2011;

Section 5.2.5 other than in the case of a wholly owned Parent Subsidiary, reclassify, combine, split, subdivide or redeem, purchase or otherwise acquire, directly or indirectly (other than cashless exercise of Parent Options), any of its capital stock, other Equity Interests or other securities;

Section 5.2.6 acquire (including, without limitation, by merger, consolidation, or acquisition of stock or assets) any interest in any person or any assets in any transaction that would require the approval of a Banking Authority, other than acquisitions pursuant to which the consideration to be paid by the Parent and the Parent Subsidiaries therefor, in the aggregate, is less than $250,000,000 (in cash or securities of Parent) that would not reasonably be expected to impede or delay the receipt of any Necessary Governmental Approval in any material respect;

Section 5.2.7 take any action that would prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code;

Section 5.2.8 take any action that would be reasonably likely to materially delay the effectiveness of the Registration Statement;

Section 5.2.9 settle or compromise any pending or threatened suit, action or claim relating to the transactions contemplated hereby;

Section 5.2.10 (A) incur, assume or prepay any long-term or short-term debt or issue any debt securities, except for borrowings or prepayments under existing lines of credit or in the ordinary course of business and refinancing of existing indebtedness (it being understood that incurrence or prepayment of indebtedness in the ordinary course of business of Parent Bank includes deposits, FHLB borrowings, repurchase agreements and similar liabilities in the ordinary course of Parent Bank’s business consistent with past practice) and except for borrowings solely for the purpose of satisfying Parent’s obligations under Sections 2.1.5 and 5.19; or (B) assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for any material obligations of any other person, except for obligations of Parent or any wholly owned Parent Subsidiary incurred in compliance with clause (A);

Section 5.2.11 make, change or rescind any Tax election, change a Tax accounting period, adopt or change any Tax accounting method, file any amended Tax Return, enter into any Tax closing agreement, settle any Tax claim or assessment relating to the Parent or any Parent Subsidiaries, surrender any right to claim a refund of Taxes, consent to extension or waiver of the statute of limitations applicable to any Tax, or take any similar action, except in each case for any such actions that would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, taking into account the relative benefits of taking any such action; or

Section 5.2.12 authorize or enter into any agreement or otherwise make any commitment to do any of the foregoing.

Section 5.3 Cooperation.

Section 5.3.1 The Company and Parent shall, and shall cause Company Bank and Parent Bank to, coordinate and cooperate in connection with (A) the preparation of the Registration Statement, Joint Proxy Statement/Prospectus and any Other Filings, including applications to be submitted by Parent to the applicable Governmental Authorities for approval of the Merger and the other transactions contemplated hereby, (B) determining whether any action by or in respect of, or filing with, any Governmental Authority is required, or any actions, consents, approvals or waivers are required to be obtained from parties to any Company Material Contracts or Parent Material Contracts, in connection with the consummation of the Merger and

(C) seeking to obtain any such actions, consents, approvals or waivers or making any such filings required in connection therewith or with the Registration Statement, Joint Proxy Statement/Prospectus or any Other Filing, and all applications and requests to the applicable Banking Authorities, and the Department of Justice, required or deemed by Parent or the Company to be advisable in connection with the transactions contemplated hereby; provided, however, that except as expressly provided in Article 6, no such actions, consents, approvals, waivers or filings shall constitute conditions to Closing.

Section 5.3.2 The Company shall cooperate with Parent, its Subsidiaries and representatives to facilitate the conversion of the Company’s and its Subsidiaries’ systems and internal controls, to train the employees of the Company’s and its Subsidiaries’ employees in the policies, methods and practices utilized by Parent and its Subsidiaries.

Section 5.4 Registration Statement; Joint Proxy Statement/Prospectus.

Section 5.4.1 As promptly as practicable after the execution of this Agreement, the Company and Parent shall prepare and file with the SEC a registration statement on Form S-4 (together with all amendments thereto, the “Registration Statement”), which shall include a prospectus in connection with the issuance of shares of Parent Common Stock to the shareholders of the Company pursuant to the Merger, and a joint proxy statement relating to the Company Shareholders’ Meeting and the Parent Shareholders’ Meeting (the “Joint Proxy Statement/Prospectus”) (it being understood that Parent shall file the Registration Statement with the SEC, and each of Parent and the Company shall file the Joint Proxy Statement/Prospectus). In connection therewith, each of the Company and Parent shall reasonably cooperate and shall cause their respective independent registered public accountants to cooperate with the other party and its independent registered public accountant, in connection with the preparation of the Registration Statement and Joint Proxy Statement/Prospectus, including with respect to the preparation of the pro forma and other financial information required to be included therein, or in any Current Report on Form 8-K or Exchange Act report or filing by Parent, including any registration statement filed by Parent, including by providing consents and customary comfort letters reasonably requested by Parent. In addition, each of the Company and Parent shall prepare and file with the SEC any Other Filings as and when required or requested by the SEC. Each of the Company and Parent will use reasonable best efforts to respond to any comments made by the SEC with respect to the Registration Statement, Joint Proxy Statement/Prospectus and any Other Filings, and to cause the Registration Statement to become effective as promptly as practicable. Prior to the effective date of the Registration Statement, Parent shall use reasonable best efforts to take all or any action required under any applicable federal or state securities Laws in connection with the issuance of shares of Parent Common Stock in the Merger. Each of the Company and Parent shall furnish, or cause to be furnished, all information concerning it and the holders of its capital stock as the other party may reasonably request in connection with such actions and the preparation of the Registration Statement, Joint Proxy Statement/Prospectus and any Other Filings. Subject to Sections 5.5 and 5.7, as promptly as reasonably practicable, each of the Company and Parent shall mail the Joint Proxy Statement/Prospectus to its shareholders. Subject to Section 5.7 hereof, the Company Proxy Statement shall include the recommendation of the Company Board that approval of this Agreement by the Company’s shareholders is advisable and that the Company Board has determined that the Merger is fair to and in the best interests of the Company’s shareholders (the

“Company Recommendation”). The Joint Proxy Statement/Prospectus shall also include the recommendation of the board of directors of Parent (the “Parent Board”) that Parent’s shareholders approve the Merger and the issuance of shares of Parent Common Stock in accordance with Article 2 (the “Parent Recommendation”).

Section 5.4.2 Subject to Section 5.7 and other than pursuant to Rule 425 of the Securities Act or Rule 14a-12 of the Exchange Act with respect to releases made in compliance with Section 5.11 of this Agreement, no amendment or supplement to Joint Proxy Statement/Prospectus or any Other Filings, nor any response to any comments or inquiry from the SEC, will be made by the Company or Parent without providing the other party with the opportunity to review and comment upon such response, giving due consideration to all reasonable additions, deletions or changes suggested in connection therewith. The Company and Parent each will advise the other promptly after it receives notice of the time when the Registration Statement has become effective or any supplement or amendment has been filed, of the issuance of any stop order, the suspension of the qualification of the Parent Common Stock issuable in connection with the Merger for offering or sale in any jurisdiction, or any request by the SEC for amendment of the Registration Statement, the Joint Proxy Statement/Prospectus or any Other Filings or comments thereon and responses thereto or requests by the SEC for additional information.

Section 5.4.3 The Company shall use reasonable best efforts to cause to be delivered to Parent a letter of Ernst & Young LLP, the Company’s independent public accountants, dated within two Business Days before the date on which the Registration Statement shall become effective, addressed to Parent, in form and substance reasonably satisfactory to Parent and customary in scope and substance for letters delivered by independent public accountants in connection with other registration statements that Parent may file.

Section 5.4.4 The Parent shall use reasonable best efforts to cause to be delivered to the Company a letter of Ernst & Young LLP, the Parent’s independent public accountants, dated within two Business Days before the date on which the Registration Statement shall become effective, addressed to the Company, in form and substance reasonably satisfactory to the Company and customary in scope and substance for letters delivered by independent public accountants in connection with other registration statements.

Section 5.4.5 The parties shall use their reasonable best efforts to cause their respective independent auditors to render any consent required by the SEC to include its report on the Company consolidated financial statements or the Parent consolidated financial statements, as the case may be, in the Registration Statement and to references to said accountants as experts in the Registration Statement with respect to the matters included in said report.

Section 5.4.6 Parent shall promptly inform the Company if, at any time prior to the Effective Time, any event or circumstance relating to Parent or any Parent Subsidiary, or any of their respective officers or directors, should be discovered by Parent that should be set forth in an amendment or a supplement to the Registration Statement Joint Proxy Statement/Prospectus or any Other Filing. The Company shall promptly inform Parent if, at any time prior to the Effective Time, any event or circumstance relating to the Company or any Company Subsidiary, or any of their respective officers or directors, should be discovered by the Company that should be set forth in an amendment or a supplement to the Registration Statement, Joint Proxy Statement/Prospectus or any Other Filing.

Section 5.5 Shareholders’ Meetings.

Section 5.5.1 Company Shareholders’ Meeting

Section 5.5.1.1 Subject to Section 5.5.1.2, the Company shall call and hold meetings of the holders of the Company Common Stock and of the holders of the TARP Preferred Stock (including any postponements or adjournments thereof, the “Company Shareholders’ Meetings”) as promptly as reasonably practicable after the effective date of the Registration Statement for the purpose of voting upon the approval of this Agreement; provided however, that the holders of TARP Preferred Stock may act by consent without a meeting to the extent permitted by Michigan Law. The Company Shareholders Meetings may be held at a single time or in a single place at the election of the Company. Notwithstanding anything to the contrary in the preceding sentence, at any time prior to any Company Shareholders’ Meeting and subject to compliance with Section 5.7, the Company may adjourn or postpone such Company Shareholders’ Meeting to the extent necessary (a) to respond to a Company Acquisition Proposal if the Company Board makes the determinations described in Section 5.7.2(ii)(A) and (C). Notwithstanding anything to the contrary in the first sentence of this Section 5.5.1.1, the Company shall not be required to hold the Company Shareholders’ Meetings if this Agreement is terminated before that meeting is held.

Section 5.5.1.2 The Company shall not be required to call and hold the Company Shareholders’ Meeting as provided in Section 5.5.1.1 until Parent has delivered to the Company either (i) one or more irrevocable consents from the Required TARP Preferred Holders approving this Agreement or (ii) a binding written agreement whereby the Parent has agreed with UST or other holders of TARP Preferred Stock to purchase all of the issued and outstanding shares of TARP Preferred Stock immediately prior to the Closing, in either case including an agreement by such TARP Preferred Stock holders that their shares of TARP Preferred Stock will not be (x) in the case of clause (i) sold, pledged, transferred or otherwise disposed of on or before the date of the Company’s Shareholders’ Meetings, and (y) in the case of clause (ii) sold, pledged, transferred or otherwise disposed of on or before the Effective Time, except to Parent (“TARP Purchase Agreement”). In the event that such irrevocable consents or TARP Purchase Agreement have not been provided on or before the date that is ninety days after the date of this Agreement, this Agreement shall be deemed to have been modified in accordance with Section 5.5.1.2 of the Company Disclosure Schedule. Parent agrees to vote any shares of TARP Preferred Stock purchased pursuant to the TARP Purchase Agreement in favor of approval of this Agreement.

Section 5.5.2 Parent shall call and hold a meeting of its shareholders (including any postponements or adjournments thereof, the “Parent Shareholders’ Meeting”) as promptly as reasonably practicable after the effective date of the Registration Statement for the purpose of obtaining the approvals described in Section 4.19. Notwithstanding anything to the contrary in the preceding sentence, at any time prior to the Parent Shareholders’ Meeting and subject to compliance with Section 5.8, Parent may adjourn or postpone the Parent Shareholders’ Meeting to the extent necessary to respond to a Parent Acquisition Proposal if the Parent Board makes the determinations described in Section 5.8.2(ii)(A) and (C). Notwithstanding anything to the contrary in the first sentence of this Section 5.5.2, Parent shall not be required to hold the Parent Shareholders’ Meeting if this Agreement is terminated before that meeting is held.

Section 5.6 Access to Information; Confidentiality.

Section 5.6.1 Except as otherwise required pursuant to any confidentiality agreement or similar agreement or arrangement to which the Company or any Company Subsidiary is a party, and subject to applicable Law, from the date of this Agreement to the Effective Time, the Company shall, and shall cause each Company Subsidiary to: (A) provide to Parent and its officers, directors, employees, accountants, consultants, legal counsel, advisors, agents and other representatives (collectively, “Parent Representatives”), upon reasonable prior notice to the Company, reasonable access during normal business hours to the officers of the Company and the Company Subsidiaries and to the books and records thereof and (B) furnish promptly such information concerning the business, properties, contracts, assets, liabilities, personnel and other aspects of the Company and the Company Subsidiaries as Parent or the Parent Representatives may reasonably request; provided, however, that any such access shall be conducted at a reasonable time, upon reasonable advance notice to the Company and in such a manner as not to interfere unreasonably with the operation of any business conducted by the Company or any Company Subsidiary; provided further, that the Company shall not be required to (or cause any Company Subsidiary to) so afford such access or furnish such information to the extent that doing so would result in the loss of attorney-client privilege.

Section 5.6.2 Except as otherwise required pursuant to any confidentiality agreement or similar agreement or arrangement to which Parent or any Parent Subsidiary is a party, and subject to applicable Law, from the date of this Agreement to the Effective Time, Parent shall, and shall cause each Parent Subsidiary to: (A) provide to the Company and its officers, directors, employees, accountants, consultants, legal counsel, advisors, agents and other representatives (collectively, “Company Representatives”), upon reasonable prior notice to Parent, reasonable access during normal business hours to the officers of Parent and the Parent Subsidiaries and to the books and records thereof and (B) furnish promptly such information concerning the business, properties, contracts, assets, liabilities, personnel and other aspects of Parent and the Parent Subsidiaries as the Company or the Company Representatives may reasonably request; provided, however, that any such access shall be conducted at a reasonable time, upon reasonable advance notice to Parent and in such a manner as not to interfere unreasonably with the operation of any business conducted by Parent or any Parent Subsidiary; provided further, that Parent shall not be required to (or cause any Parent Subsidiary to) so afford such access or furnish such information to the extent that doing so would result in the loss of attorney-client privilege.

Section 5.6.3 Within 20 Business Days following the date hereof, the Company will deliver to Parent a true and accurate copy of each Contract to which the Company or any Company Subsidiary, or any of their respective assets, properties, businesses or operations is a party to, or bound or affected by, or receives benefits under, and that: (a) prohibits or restricts the Company or any Company Subsidiary from soliciting any person for employment or hire, or (b) fits within the description set forth in the parenthetical in the last six lines of Section 3.12(f) and that were not included in Section 3.12 of the Company Disclosure Schedule.

Section 5.6.4 The Company shall provide Parent with the periodic reports set forth on Section 5.6.4 of the Company Disclosure Schedule.

Section 5.6.5 With respect to the information disclosed pursuant to this Section 5.6, the parties shall comply with, and cause their respective representatives to comply with, all of their obligations under the letter agreement, dated as of June 25, 2012, entered into by the Company and Parent (the “Confidentiality Agreement”).

Section 5.7 Company Acquisition Proposals.

Section 5.7.1 Subject to Section 5.7.2 and 5.7.4, the Company agrees that it shall not, nor shall it permit or authorize any Company Subsidiaries or any of its or their directors or officers to, and shall use its reasonable best efforts to cause any other Company Representative not to, directly or indirectly, take any action to (A) solicit, initiate or encourage any Company Acquisition Proposal, (B) participate in any way in discussions or negotiations with, or furnish any non-public information to, any person with respect to an Company Acquisition Proposal other than the Merger, (C) withdraw or modify the Company Recommendation in a manner adverse to Parent, (D) other than the Merger, approve, recommend or take any public position (including any position communicated to shareholders of the Company or any other person, but not including communications made in internal discussions among the Company’s management and its advisors) other than “against” any Company Acquisition Proposal, or (E) enter into any agreement or letter of intent with respect to any Company Acquisition Proposal. Subject to Section 5.7.2(ii), on the date of this Agreement, the Company shall immediately cease and cause to be terminated any negotiations with any person (other than Parent) conducted theretofore by the Company, the Company Subsidiaries or any Company Representative with respect to any Company Acquisition Proposal, and shall promptly request the other parties thereto to promptly return or destroy subject to the terms of such agreement any confidential information previously furnished by the Company, the Company Subsidiaries or the Company Representatives thereunder.

Section 5.7.2 Notwithstanding anything to the contrary contained in Section 5.7.1, the Company or the Company Board, as applicable, shall be permitted to:

(i)	take and disclose to the Company’s shareholders a position with respect to any tender or exchange offer by a third party or amend or withdraw such a position complying with Rule 14d-9 and Rule 14e-2 promulgated under the Exchange Act in a manner consistent with its other obligations under this Section 5.7; or

(ii)

at any time prior to obtaining the approval of the Company Shareholders and holders of TARP Preferred Stock as described in Section 3.19, negotiate or otherwise engage in discussions with, and furnish nonpublic information to, any person in response to an unsolicited written Company Acquisition Proposal by such person, if (A) the Company Board determines in good faith after consultation with and advice from a financial advisor of nationally recognized reputation, that such proposal is reasonably likely to result in a Company Superior Proposal, (B) such person executes a confidentiality agreement no less favorable to the Company than the Confidentiality Agreement, (C) the Company Board determines in good faith after consultation with the Company’s outside legal counsel that the failure to engage in such negotiation or discussions or provide such information would be reasonably likely to violate the Company Board’s fiduciary duties under applicable Law, (D) the Company Board determines in good faith after consultation with the Company’s outside legal counsel that such proposal did not result from a breach of this Section 5.7, and (E) subject to providing twenty-four (24) hours’ prior written notice of its decision to take such action to Parent.

Section 5.7.3 The Company shall notify Parent in writing of the receipt of any Company Acquisition Proposal (including the material terms thereof and the identity of the person making it) as promptly as practicable (but in no case later than twenty-four (24) hours after its receipt); shall promptly (but in no case later than twenty-four (24) hours after its receipt) inform Parent regarding any material changes to the status, terms and details (including amendments or proposed amendments) of such Company Acquisition Proposal; and shall deliver to Parent concurrently with the delivery to such person or its representatives a copy of any non-public information as permitted by Section 5.7.2 which has not previously been delivered by the Company to Parent.

Section 5.7.4 Except as otherwise specifically permitted by this Section 5.7.4, neither the Company Board nor any committee thereof shall (1) withdraw or modify, or publicly propose to withdraw or modify, in a manner adverse to Parent, its recommendation of this Agreement and that its shareholders vote in favor of this Agreement, or (2) approve, recommend or take a public position with respect to, or publicly propose to approve, recommend or take a public position with respect to, any Company Acquisition Proposal. Notwithstanding the foregoing and provided that the Company has not breached this Section 5.7, prior to approval of this Agreement by the Required Company Shareholders and the Required TARP Preferred Holders, the Company Board shall be permitted (i) to make a Company Adverse Recommendation Change, (ii) to approve or recommend any Company Superior Proposal, (iii) to take any action otherwise prohibited by Section 5.7.1 or the first sentence of this Section 5.7.4, or (iv) to terminate this Agreement in accordance with Section 7.1.7.1 below and in connection therewith enter into an agreement with respect to such Company Superior Proposal, but, (1) in the case of each of (ii), (iii) and (iv), only if (y) the Company has received a proposal which the Company Board determines in good faith after consultation with a financial advisor of nationally recognized reputation constitutes a Company Superior Proposal and (z) the Company Board determines in good faith, after consultation with the Company’s outside legal counsel, that the failure to take such action would be reasonably likely to violate the Company Board’s fiduciary duties under applicable Law; and (2) in the case of (i) if the Company Board determines in good faith after consultation with the Company’s outside legal counsel that failure to make a Company Adverse Recommendation Change would be reasonably likely to violate its fiduciary duties under applicable Law. Notwithstanding anything in this Section 5.7 to the contrary, the Company shall not exercise its right to terminate this Agreement under Section 7.1.7.1 unless

(A) the Company shall have delivered to Parent a prior written notice, not less than five (5) Business Days prior to the time such action is intended to be taken, advising Parent that the Company or the Company Board intends to take such action with respect to a Company Superior Proposal, specifying in reasonable detail the material terms of the Company Superior Proposal, (B) the Company negotiates with Parent in good faith to make such adjustments to the terms and conditions of this Agreement, the Merger and the other transactions contemplated hereby as would enable the Company Board to determine that failing to take such actions referred to in clauses (i) – (iv) of the second sentence of this Section would not be reasonably likely to violate the Company Board’s fiduciary duties under applicable Law, and (C) on or before the fifth Business Day following receipt by Parent of such notice, and taking into account any revised proposal made by Parent since receipt of the notice referred to in clause (A) of this sentence, such Company Superior Proposal remains a Company Superior Proposal and the Company Board has again made the determinations referred to above; provided, however, that in the event that any such Company Acquisition Proposal is thereafter modified by the person making such Company Acquisition Proposal and the Company Board determines to exercise its right to terminate this Agreement under Section 7.1.7.1, the Company shall again comply with clauses (A) and (B) of this paragraph except that the five Business-Day period shall be reduced to three Business Days.

Section 5.8 Parent Acquisition Proposals.

Section 5.8.1 Subject to Section 5.8.2 and 5.8.4, the Parent agrees that it shall not, nor shall it permit or authorize any Parent Subsidiaries or any of its or their directors or officers to, and shall use its reasonable best efforts to cause any other Parent Representative not to, directly or indirectly, take any action to (A) solicit, initiate or encourage any Parent Acquisition Proposal, (B) participate in any way in discussions or negotiations with, or furnish any non-public information to, any person with respect to a Parent Acquisition Proposal other than the Merger, (C) withdraw or modify the Parent Recommendation in a manner adverse to the Company, (D) other than the Merger, approve, recommend or take any public position (including any position communicated to shareholders of Parent or any other person, but not including communications made in internal discussions among Parent’s management and its advisors) other than “against” any Parent Acquisition Proposal, or (E) enter into any agreement or letter of intent with respect to any Parent Acquisition Proposal. Subject to Section 5.8.2(ii), on the date of this Agreement, Parent shall immediately cease and cause to be terminated any negotiations with any person (other than the Company) conducted theretofore by Parent, the Parent Subsidiaries or any Parent Representative with respect to any Parent Acquisition Proposal, and shall promptly request the other parties thereto to promptly return or destroy subject to the terms of such agreement any confidential information previously furnished by Parent, the Parent Subsidiaries or the Parent Representatives thereunder.

Section 5.8.2 Notwithstanding anything to the contrary contained in Section 5.8.1, Parent or the Parent Board, as applicable, shall be permitted to:

(i)	take and disclose to Parent’s shareholders a position with respect to any tender or exchange offer by a third party or amend or withdraw such a position complying with Rule 14d-9 and Rule 14e-2 promulgated under the Exchange Act in a manner consistent with its other obligations under this Section 5.8; or

(ii)	at any time prior to obtaining the approval of the Parent shareholders described in Section 4.19, negotiate or otherwise engage in discussions with, and furnish nonpublic information to, any person in response to an unsolicited written Parent Acquisition Proposal by such person, if (A) the Parent Board determines in good faith after consultation with and advice from a financial advisor of nationally recognized reputation, that such proposal is reasonably likely to result in a Parent Superior Proposal, (B) such person executes a confidentiality agreement no less favorable to the Parent than the Confidentiality Agreement, (C) the Parent Board determines in good faith after consultation with the Parent’s outside legal counsel that the failure to engage in such negotiation or discussions or provide such information would be reasonably likely to violate the Parent Board’s fiduciary duties under applicable Law, (D) the Parent Board determines in good faith after consultation with the Parent’s outside legal counsel that such proposal did not result from a breach of this Section 5.8, and (E) subject to providing twenty-four (24) hours’ prior written notice of its decision to take such action to the Company.

Section 5.8.3 Parent shall notify the Company in writing of the receipt of any Parent Acquisition Proposal (including the material terms thereof and the identity of the person making it) as promptly as practicable (but in no case later than twenty-four (24) hours after its receipt); shall promptly (but in no case later than twenty-four (24) hours after its receipt) inform the Company regarding any material changes to the status, terms and details (including amendments or proposed amendments) of such Parent Acquisition Proposal; and shall deliver to the Company concurrently with the delivery to such person or its representatives a copy of any non-public information as permitted by Section 5.8.2 which has not previously been delivered by Parent to the Company.

Section 5.8.4 Except as otherwise specifically permitted by this Section 5.8.4, neither the Parent Board nor any committee thereof shall (1) withdraw or modify, or publicly propose to withdraw or modify, in a manner adverse to the Company, its recommendation of the approval of this Agreement and the issuance of shares of Parent Common Stock in accordance with Article 2, or (2) approve, recommend or take a public position with respect to, or publicly propose to approve, recommend or take a public position with respect to, any Parent Acquisition Proposal. Notwithstanding the foregoing and provided that Parent has not breached this Section 5.8, prior to approval of this Agreement by the Required Parent Shareholders and the approval of the issuance of shares of Parent Common Stock in accordance with Article 2 by the Majority Parent Shareholders, the Parent Board shall be permitted (i) to make a Parent Adverse Recommendation Change, (ii) to approve or recommend any Parent Superior Proposal, (iii) to take any action otherwise prohibited by Section 5.8.1 or the first sentence of this Section 5.8.4, or (iv) to terminate this Agreement in accordance with Section 7.1.7.2 below and in connection therewith enter into an agreement with respect to such Parent Superior Proposal, but, (1) in the case of each of (ii), (iii) and (iv), only if (y) Parent has received a proposal which the Parent Board determines in good faith after consultation with a financial advisor of nationally recognized reputation constitutes a Parent Superior Proposal and (z) the Parent Board determines in good faith, after consultation with Parent’s outside legal counsel, that the failure to take such action would be reasonably likely to violate the Parent Board’s fiduciary duties under applicable Law; and (2) in the case of (i) if the Parent Board determines in good faith after consultation with the Company’s outside legal counsel that the failure to make a Parent Adverse Recommendation Change would be reasonably likely to violate its fiduciary duties under applicable Law. Notwithstanding anything in this Section 5.8 to the contrary, Parent shall not exercise its right to terminate this Agreement under Section 7.1.7.2 unless (A) Parent shall have delivered to the Company a prior written notice, not less than five (5) Business Days prior to the time such action is intended to be taken, advising the Company that Parent or the Parent Board intends to take such action with respect to a Parent Superior Proposal, specifying in reasonable detail the material terms of the Parent Superior Proposal, (B) Parent negotiates with the Company in good faith to make such adjustments to the terms and conditions of this Agreement, the Merger and the other transactions contemplated hereby as would enable the Parent Board to determine that failing to take such actions referred to in clauses (i) – (iv) of the second sentence of this Section would not be reasonably likely to violate the Company Board’s fiduciary duties under applicable Law, and (C) on or before the fifth Business Day following receipt by the Company of such notice, and taking into account any revised proposal made by the Company since receipt of the notice referred to in clause (A) of this sentence, such Parent Superior Proposal remains a Parent Superior Proposal and the Parent Board has again made the determinations referred to above; provided, however, that in the event that any such Parent Acquisition Proposal is thereafter modified by the person making such Parent Acquisition Proposal and the Parent Board determines to exercise its right to terminate this Agreement under Section 7.1.7.2, Parent shall again comply with clauses (A) and (B) of this paragraph except that the five Business-Day period shall be reduced to three Business Days.

Section 5.9 Appropriate Action; Consents; Filings.

Subject to Sections 5.7 and 5.8, each of the Company and Parent shall use reasonable best efforts to (A) take, or cause to be taken, all appropriate action, and do, or cause to be done, all things necessary, proper or advisable under any applicable Law to consummate and make effective the Merger and the other transactions contemplated by this Agreement as promptly as reasonably practicable, (B) obtain from Governmental Authorities any consents, licenses, permits, waivers, approvals, authorizations or orders required to be obtained or made by Parent or the Company or any of their respective Subsidiaries, or to avoid any action or proceeding by any Governmental Authority (including those in connection with Antitrust Laws), in connection with the authorization, execution and delivery of this Agreement and the consummation of the Merger and the other transactions contemplated herein, (C) make or cause to be made the applications or filings required to be made by Parent or the Company or any of their respective Subsidiaries under or with respect to any Laws in connection with the authorization, execution and delivery of this Agreement and the consummation of the Merger and the other transactions contemplated herein, and to pay any fees due from it in connection with such applications or filings, as promptly as is reasonably practicable, and in any event within ten Business Days after the date hereof except as otherwise provided herein, (D) comply at the earliest practicable date with any request under or with respect to any such Laws for additional information, documents or other materials received by Parent or the Company or any of their respective Subsidiaries from any Governmental Authority in connection with such applications or filings or the Merger and the other transactions contemplated by this Agreement and (E) coordinate and cooperate with, submit to the other party for review and give due consideration to all reasonable additions, deletions or changes suggested by the other party in connection with, making (1) any filing or application under or with respect to any such Laws, (2) the filing of the Joint Proxy Statement/Prospectus, the Registration Statement and any Other Filings, and (3) any filings, conferences or other submissions related to resolving any investigation or other inquiry by any Governmental Authority. Each of the Company and Parent shall, and shall cause their respective affiliates to, furnish to the other party all information necessary for any such application or other filings to be made in connection with the Merger or other transactions contemplated by this Agreement, including all Banking Filings. Each of the Company and Parent shall promptly inform the other of any communication with, and any proposed understanding, undertaking or agreement with, any Governmental Authority regarding any such application or filing. If a party hereto intends to independently participate in any meeting with any Governmental Authority in respect of any such filings, investigation or other inquiry, then such party shall give the other party reasonable prior notice of, and the opportunity to participate in, such meeting. The parties shall coordinate and cooperate with one another in connection with any analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted by or on behalf of any party in connection with all meetings, actions and proceedings under or relating to any such application or filing.

Section 5.9.1 Within 20 Business Days following the date of this Agreement, Parent shall, at its own expense, make all reasonably necessary filings with the Federal Reserve and other state and United States federal banking regulatory authorities under applicable banking Laws (the “Applicable Banking Laws”) in order to obtain the necessary authorizations, approvals and consents in order to consummate the transactions contemplated by this Agreement, including the Bank Merger (collectively, the “Banking Filings”). In connection therewith, the parties shall use, and shall cause their respective Subsidiaries to use, their respective reasonable best efforts to promptly resolve any objections and respond to any inquiries that may arise in connection with any of the Banking Filings. Each party will furnish all information, including certificates, consents and opinions of experts deemed reasonably necessary by the other party for the preparation of the Banking Filings and will advise each other and their respective counsel about any significant developments with respect to the Banking Filings and the status of the approvals being sought, in each case subject to applicable laws relating to the confidentiality of information. Each of the parties shall have the right to review a reasonable time in advance of any filing deadline and approve in advance all Banking Filings and related submissions and written communications to Governmental Authorities, which approval shall not be unreasonably withheld or delayed in light of any filing deadlines hereunder.

Section 5.9.2 The Company and Parent shall give (or shall cause their respective Subsidiaries to give) any notices to third parties, and use, and cause their respective Subsidiaries to use, reasonable best efforts to obtain any third party consents necessary, proper or advisable to consummate the transactions contemplated in this Agreement; provided, however, that the Company and Parent shall coordinate and cooperate in determining whether any actions, consents, approvals or waivers are required to be obtained from parties to any Company Material Contracts or Parent Material Contracts in connection with consummation of the Merger and seeking any such actions, consents, approvals or waivers; provided further, that except as expressly provided in Article 6, no such actions, consents, approvals or waivers shall constitute conditions to Closing. In the event that either party shall fail to obtain any third party consent described in the first sentence of this Section 5.9.2, such party shall use reasonable best efforts, and shall take any such actions reasonably requested by the other party hereto, to mitigate any adverse effect upon the Company and Parent, their respective Subsidiaries, and their respective businesses resulting, or which could reasonably be expected to result after the Effective Time, from the failure to obtain such consent.

Section 5.9.3 From the date of this Agreement until the Effective Time, each of Parent and the Company shall promptly notify the other in writing of any pending or, to the knowledge of Parent or the Company (as the case may be), threatened action, suit or other proceeding or investigation by any Governmental Authority or any other person (A) challenging or seeking material damages in connection with the Merger or the other transactions contemplated by this Agreement or (B) seeking to restrain or prohibit the consummation of the Merger.

Section 5.9.4 In furtherance and not limitation of Parent’s obligations under this Agreement, subject to the limitations of the next sentence, Parent shall cooperate in good faith with all Governmental Authorities and shall take, or cause to be taken, any and all steps and make, or cause to be made, any and all undertakings necessary in order to obtain any approvals sought from any Governmental Authority and to obtain the FDIC Consent, eliminate each and every impediment asserted by any Governmental Authority under any applicable Law, cause the expiration of any notice or waiting periods under any applicable Law and avoid the entry of any injunction, temporary restraining order or other order in any suit or proceeding, which would otherwise have the effect of preventing or delaying the Closing, in each case so as to lawfully complete the Merger, the Bank Merger and the other transactions contemplated by this Agreement as promptly as practicable, including (i) agreeing to conditions imposed by any Governmental Authority and proposing, negotiating, committing to and effecting, by consent decree, order or otherwise, the sale, divestiture, disposition or holding separate of assets or businesses of Parent, the Company or any of their respective Subsidiaries and (ii) accepting any operational restrictions or otherwise taking or committing to take actions that limit any of Parent’s, the Company’s or their respective Subsidiaries’ freedom of action with respect to, or its ability to retain or freely operate, any of the assets, properties, operations or businesses of Parent, the Company or any of their respective Subsidiaries. Notwithstanding the foregoing or anything in this Agreement to the contrary, and excluding consideration of the activities set forth on Section 5.9.4 of the Parent Disclosure Schedule, Parent shall not be required, in connection with obtaining any consents or approvals hereunder, or in connection with otherwise complying with any provisions of this Agreement, to consent to or take any action of the types described above that, individually or in the aggregate, would reasonably be expected to, in the good faith reasonable judgment of Parent’s Board, (x) materially and adversely affect the business, operations, financial condition, property or assets of the combined enterprise of Parent and the Company and their respective Subsidiaries or (y) materially impair the value of the Company to Parent (taking into account, however, in the case of this clause (y), any offsetting benefit to Parent and Parent’s Subsidiaries from taking any such action).

Section 5.9.5 If any administrative or judicial action or proceeding is instituted (or threatened to be instituted) challenging the transaction contemplated by this Agreement as violative of any Law, each of the Company and Parent shall, and shall cause their respective affiliates to, cooperate and use their reasonable best efforts to contest and resist, except insofar as the Company and Parent may otherwise agree, any such action or proceeding, including any action or proceeding that seeks a temporary restraining order or preliminary injunction that would prohibit, prevent or restrict consummation of the Merger or other transactions contemplated by this Agreement.

Section 5.9.6 No party will take any action that would cause the transactions contemplated by this Agreement to be subject to requirements imposed by any Takeover Law and each of them will take all necessary steps within its control to exempt (or ensure the continued exemption of) those transactions from any applicable Takeover Law, as now or hereafter in effect.

Section 5.9.7 Nothing contained in this Agreement shall give Parent, directly or indirectly, the right to control or direct the operations of the Company or give the Company the right to control or direct the operations of Parent prior to the consummation of the Merger. Prior to the Effective Time, subject to Sections 5.1, 5.2 and 5.3, the Company and Parent each shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its respective business operations.

Section 5.10 Certain Notices.

From and after the date of this Agreement until the Effective Time, each party shall promptly notify the other party of the occurrence, or non-occurrence, of any event that would reasonably be expected to result in any condition to the obligations of any party to effect the Merger and the other transactions contemplated by this Agreement not to be satisfied; provided, however, that no such notification shall affect the representations, warranties, covenants or agreements of the parties (or remedies with respect thereto) or the conditions to the obligations of the parties under this Agreement; provided further, that a breach of this Section 5.10 shall not be considered for purposes of determining the satisfaction of the closing conditions set forth in Article 6 or give rise to a right of termination under Article 7 if the underlying breach or breaches with respect to which the other party failed to give notice would not result in the failure of the closing conditions set forth in Article 6 or would not result in the ability of such non-breaching party to terminate this Agreement.

Section 5.11 Public Announcements.

Parent and the Company shall, as promptly as practicable but no later than the first Business Day following the date of this Agreement, with respect to the transactions contemplated by this Agreement, including the Merger, issue a mutually agreed press release. In connection with press releases or public statements with respect to the transactions contemplated by this Agreement, including the Merger, Parent and the Company shall coordinate and consult with each other before issuing, and give each other the opportunity to review and comment upon, giving due consideration to all reasonable additions, deletions or changes suggested in connection therewith, such press releases or public statements. Parent and the Company shall not issue any such press release (other than any press release by the Company to announce action taken by such person pursuant to, or as permitted by, Section 5.7) or make any such public statement prior to such consultation, except as may be required by applicable Law, court process, listing agreement, Nasdaq marketplace rule; provided that Parent and the Company shall coordinate and consult with respect to the timing, basis and scope of such disclosure requirement. The Company shall timely file with the SEC a Current Report on Form 8-K reporting the execution of this Agreement, summarizing the material terms hereof as determined by the Company, filing a copy of this Agreement and the mutually agreed press release as exhibits to such report and otherwise complying with the requirements of such form.

Section 5.12 Stock Exchange Notice.

Parent shall promptly prepare and submit to the Nasdaq, and any other applicable exchange, such notice and supporting documentation required thereby to list on such exchange the shares of Parent Common Stock to be issued in the Merger prior to the Effective Time.

Section 5.13 Employee Benefit Matters.

Section 5.13.1 With respect to any Parent Benefit Plan in which any director, officer or employee of the Company or any Company Subsidiary (the “Company Employees”) will participate effective as of the Effective Time, Parent shall recognize all service of the Company Employees with the Company or a Company Subsidiary, as the case may be, for purposes of determining eligibility to participate, vesting and amount of benefit, in each case where length of service is relevant in any Parent Benefit Plan (but in each case other than benefit accruals under defined benefit plans and supplemental executive retirement plans), in which such Company Employees may be eligible to participate after the Effective Time and only to the extent that such service was recognized in a corresponding Company Benefit Plan as of the date hereof; provided that the foregoing shall not apply to the extent that its application would result in any duplication of benefits, or with respect to frozen or grandfathered plans of Parent or any Parent Subsidiary. Prior to the Effective Time, the Company shall take all such steps as may be required to cause to be exempt under Rule 16b-3 promulgated under the Exchange Act to the extent permitted by Law, any dispositions of Company Common Stock (including derivative securities with respect to Company Common Stock) that are treated as dispositions under such rule and result from the Merger or other transactions contemplated by this Agreement by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company.

Section 5.13.2 From and after the Effective Time, Parent will, or will cause a Parent Subsidiary to, honor, in accordance with their terms as in effect immediately prior to the Effective Time, all Company Benefit Plans set forth in Section 3.10.1 of the Company Disclosure Schedule (including providing or paying when due to any current or former director, officer or employee of the Company or any Company Subsidiary), all benefits and compensation pursuant to such Company Benefit Plans earned or accrued through, and to which such individuals are entitled due to the consummation of the Merger as of, the Effective Time (or such later time as such Company Benefit Plans may remain in effect following the Effective Time). Parent acknowledges that consummation of the Merger shall constitute a “Change in Control” as defined in applicable Company Benefit Plans.

Section 5.13.3 For a period ending on December 31, 2013, Parent will, or will cause a Parent Subsidiary to, provide to the Company Employees who remain employed by

Parent or a Parent Subsidiary after the Effective Time, benefits and compensation that, in the aggregate, are substantially comparable to the benefits and compensation provided to the Company Employees under the Company Benefit Plans as in effect immediately prior to the Effective Time, which benefits and compensation may be provided under the Company Benefit Plans, Parent Benefit Plans or any other compensatory programs and arrangements of Parent, the Company or any Subsidiary. Notwithstanding the foregoing, until December 31, 2013, Parent will, or will cause a Parent Subsidiary to, provide the Company Employees with the same severance benefits as provided under the program set forth in Section 5.13.3 of the Company Disclosure Schedule, as in effect immediately prior to the date hereof.

Section 5.13.4 Intentionally Omitted.

Section 5.13.5 As soon as reasonably practicable (and in no event after the earlier of (i) the termination of employment after the Effective Time of any individual listed in Section 5.13.5 of the Company Disclosure Schedule (each, a “CIC Agreement Employee”), or (ii) the fifth day following the Effective Time), Parent shall offer to enter into and shall execute change in control agreements by and between Parent and the CIC Agreement Employees, substantially in the form, and with the terms and respective payment amounts for each CIC Agreement Employee, as set forth in Section 5.13.5 of the Company Disclosure Schedule.

Section 5.13.6 On or prior to the Effective Time, the Parent Board shall cause the Parent Board, effective as of the Effective Time, to be increased by two directors and shall fill such newly created directorships with persons selected by the Company Board from among its members prior to the Effective Time and reasonably acceptable to the Parent Board. Such persons shall also be nominated for election at the first annual meeting of Parent following the Effective Time, provided that such person continues at that time to meet Parent’s publicly stated guidelines and qualifications for director nominees.

Section 5.13.7 Nothing in Sections 5.1 or 5.13, express or implied, shall (i) amend, or be deemed to amend, any Company Benefit Plan, any Parent Benefit Plan or any other benefit plan, program, policy, agreement or arrangement, (ii) require the continued employment or service of any Company Employee or any other person with any person or entity, (iii) except as set forth in Section 5.13.7(iii) of the Company Disclosure Schedule, prevent the amendment or termination of any Company Benefit Plan, any Parent Benefit Plan or any other benefit plan, program, policy, agreement or arrangement in accordance with its terms or (iv) except as set forth in Section 5.13.7(iv) of the Company Disclosure Schedule, create any right in any Company Employee or any other person to any compensation or benefits or any other rights or remedies of any nature or kind whatsoever.

Section 5.14 Indemnification of Directors and Officers.

Section 5.14.1 At and after the Effective Time Parent shall indemnify and hold harmless all past and present directors, officers, employees and agents of the Company (“Covered Persons”) to the same extent such persons would be entitled to be indemnified as of the date of this Agreement by the Company pursuant to the Company Articles, the Company Bylaws and indemnification agreements in existence on the date of this Agreement with any Covered Persons for acts or omissions occurring at or prior to the Effective Time. At and after the Effective Time, each Covered Person shall be entitled to advancement of expenses incurred in the defense of any Litigation with respect to any matters subject to indemnification hereunder to the same extent such persons are entitled thereto as of the date of this Agreement, provided that any person to whom expenses are advanced undertakes, to the extent required by the MBCA, to repay such advanced expenses if it is ultimately determined that such person is not entitled to indemnification.

Section 5.14.2 For not less than six years from and after the Effective Time, the Parent Charter or Parent Bylaws shall contain provisions no less favorable with respect to indemnification, advancement of expenses and exculpation of Covered Persons than are currently set forth in the Company Articles and Company Bylaws to the extent permitted by Law. Any indemnification agreements with Covered Persons in existence on the date of this Agreement shall be assumed by Parent in the Merger, without any further action, and shall survive the Merger and continue in full force and effect in accordance with their terms.

Section 5.14.3 For six years from the Effective Time, Parent shall provide to the Company’s current directors and officers an insurance and indemnification policy that provides coverage for events occurring on or before the Effective Time (“D&O Insurance”) that is no less favorable than the Company’s existing policies in effect as of the date hereof (the “Existing Policies”); provided, however, Parent shall not be required to expend in any one year an amount in the aggregate that is more than 250% of the most recent annual premium amount paid by the Company with respect to the Existing policies prior to the Effective Time. In the event the cost of such coverage shall exceed such insurance premium amount, Parent shall purchase as much coverage as may be obtained for the insurance premium amount. Parent shall be required to purchase the maximum “run-off coverage” or “tail coverage” available under the Existing Policies; provided, however, that Parent shall not be required to pay an annual premium for such “run-off coverage” or “tail coverage” in excess of 250% of the last annual premium paid prior to the date of this Agreement, but in such case shall purchase as much coverage as is available for such amount. If such maximum “run-off coverage” or “tail coverage” does not extend fully to the required six year period, Parent shall first seek the additional coverage from the Company’s insurers under the Existing Policies prior to seeking such additional coverage from any other insurers. The provisions of the immediately preceding sentences shall be deemed to have been satisfied if prepaid policies have been obtained by Parent or the Company at or prior to the Effective Time for purposes of this Section 5.14.3, which policies provide such directors and officers with coverage no less favorable than the Existing Policies for an aggregate period of at least six years with respect to claims arising from facts or events that occurred on or before the Effective Time, including in connection with the approval of this Agreement and the transactions contemplated hereby, provided such prepaid policies if obtained by the Company shall in each case be subject to Parent’s prior consent (not to be unreasonably withheld). If such prepaid policies have been obtained prior to the Effective Time, Parent shall maintain such policies in full force and effect, and continue to honor the obligations thereunder.

Section 5.14.4 In the event Parent (A) consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (B) transfers all or substantially all of its properties and assets to any person, then, and in each such case, proper provision shall be made so that (i) such continuing or surviving corporation or entity or transferee of such assets, as the case may be, shall assume the obligations set forth in this Section 5.14, or (ii) other appropriate arrangements are made to provide for the obligations of Parent and the surviving corporation under this Section 5.14.

Section 5.14.5 The obligations under this Section 5.14 shall not be terminated or modified in such a manner as to affect adversely any Covered Person without the consent of such affected Covered Person. The provisions of this Section 5.14 shall survive the consummation of the Merger and are intended to be for the benefit of, and shall be enforceable by, each of the Covered Persons and their respective successors, heirs and personal representatives.

Section 5.15 Certain Tax Matters.

At or prior to the Closing, the Company shall have delivered to Parent a certificate complying with the Code and Treasury Regulation Section 1.1445-2, in form and substance reasonably satisfactory to Parent, duly executed and acknowledged, certifying that shares of Company Common Stock are not “United States real property interests” for purposes of Section 1445 of the Code.

Section 5.16 Transfer Taxes.

Parent shall pay all stock transfer, real estate transfer, documentary, stamp, recording and other similar Taxes (including interest, penalties and additions to any such Taxes) (“Transfer Taxes”) incurred in connection with the Merger and the other transactions contemplated hereby, and the Company shall cooperate with Parent in preparing, executing and filing any Tax Returns with respect to such Transfer Taxes.

Section 5.17 Plan of Reorganization.

This Agreement is intended to constitute a “plan of reorganization” within the meaning of UST Regulation Section 1.368-2(g). After the date of this Agreement (including, without limitation, after the Effective Time) subject to the other terms and conditions in this Agreement, each party hereto shall take any action that is required to cause the Merger to qualify, and will not take any actions or cause any actions to be taken which could reasonably be likely to prevent the Merger from qualifying, as a reorganization within the meaning of Section 368(a) of the Code. After the date of this Agreement (including after the Effective Time), neither party shall take or cause to be taken any action that could reasonably be likely to disqualify the Merger as a reorganization within the meaning of Section 368(a) of the Code.

Section 5.17.1 All parties hereto shall report the Merger as a reorganization within the meaning of Section 368 of the Code, unless otherwise required pursuant to a “determination” within the meaning of Section 1313(a) of the Code.

Section 5.17.2 The parties hereto shall cooperate and use their reasonable best efforts in order for Parent to obtain the opinion of Jones Day described in Section 6.2.3 and for the Company to obtain the opinion of Dykema Gossett PLLC described in Section 6.3.4. In connection therewith, both Parent and the Company shall deliver to Jones Day and Dykema Gossett PLLC representation letters, dated and executed as of the dates of such opinions.

Section 5.18 Trust Preferred Securities.

Upon the Effective Time, Parent shall assume the due and punctual performance and observance of the covenants and conditions to be performed by Company under (i) the Indenture, dated October 3, 2006, between the Company and U.S. Bank National Association, as Trustee, as supplemented by the First Supplemental Indenture, dated October 3, 2006, between the Company and U.S. Bank National Association as Trustee, and (ii) the Indenture, dated as of January 27, 2003, between the Company and JP Morgan Chase Bank, as Trustee, relating to the 7.50% Enhanced Trust Preferred Securities of Citizens Funding Trust I and the floating rate trust preferred securities of Citizens Michigan Statutory Trust I, respectively (collectively, the “Trust Preferred Securities”), and the due and punctual payments of the principal of and premium, if any, and interest on the Trust Preferred Securities. In connection therewith, Parent shall execute and deliver any supplemental indentures, and the parties hereto shall provide any opinion of counsel to the trustee thereof, required to make such assumptions effective.

Section 5.19 Intentionally Omitted.

Section 5.20 Bank Merger.

Upon Parent’s request and contingent upon the Closing, the Company and Company Bank shall cooperate with Parent to prepare documentation for a potential merger of Company Bank with and into Parent Bank (the “Bank Merger”), in accordance with the provisions of, and with the effect provided in, applicable Law and to take, or cause to be taken, all appropriate action, and do, or cause to be done, all things necessary, proper or advisable under any applicable Law to consummate and make effective the Bank Merger, including obtaining approval of all relevant Governmental Authorities. The Company, as the sole shareholder of the Company Bank, shall have approved and shall have caused the board of directors of the Company Bank to approve the Bank Merger not later than five (5) Business Days after the execution of this Agreement. The Bank Merger shall be consummated at or after the Effective Time at such time as Parent shall direct. The Company and Parent will, as the sole shareholders of the Company Bank and the Parent Bank, respectively, approve the Bank Merger.

Section 5.21 Restructuring the Merger.

Upon the consent of the Company (which consent shall not be unreasonably or delayed, taking into account subclauses (i) through (v) below for purposes of determining whether such consent was unreasonably withheld or delayed), Parent shall have the right to revise the structure of the Merger or the acquisition, conversion, redemption or retirement of all outstanding shares of the TARP Preferred Stock, provided no such revision shall (i) result in the Merger, for federal income tax purposes, not qualifying as a “reorganization” within the meaning of Section 368(a) of the Code, (ii) result in any changes in the amount or type of the consideration which the holders of shares of Company Common Stock are entitled to receive under this Agreement, (iii) impede or delay the consummation of the Merger in any non-de minimis respect, (iv) result in the TARP Preferred Stock not having been retired or extinguished at or before the Effective Time, or (v) result in any limitation or reduction on the obligations of the Parent hereunder (including as set forth in Section 5.13 and the schedules related thereto) or any right or benefit of the Company. Parent may exercise this right of revision by giving written notice to the Company, whereupon Parent and the Company shall negotiate in good faith to implement any necessary changes to this Merger Agreement and the other documents contemplated hereby to implement such revision.

Article 6.

CLOSING CONDITIONS

Section 6.1 Conditions to Obligations of Each Party Under This Agreement.

The respective obligations of each party to effect the Merger shall be subject to the satisfaction at or prior to the Effective Time of the following conditions, any or all of which may be waived, in whole or in part, to the extent permitted by Section 7.4 and applicable Law:

Section 6.1.1 Effectiveness of the Registration Statement.

The Registration Statement shall have been declared effective by the SEC under the Securities Act. No stop order suspending the effectiveness of the Registration Statement shall have been issued by the SEC and no proceedings for that purpose shall have been initiated or threatened in writing by the SEC and not withdrawn.

Section 6.1.2 Shareholder Approval.

This Agreement shall have been approved by the Required Company Shareholders, the Required TARP Preferred Holders and the Required Parent Shareholders and the issuance of the Parent Common Stock in accordance with Article 2 shall have been approved by the Majority Parent Shareholders.

Section 6.1.3 No Order.

No court of competent jurisdiction or other Governmental Authority shall have enacted, issued, promulgated, enforced or entered any order, decree, judgment, injunction or other ruling (whether temporary, preliminary or permanent), in any case which is in effect and which prevents or prohibits consummation of the Merger; and there shall not be any statute, rule, regulation or order enacted, entered, enforced or deemed applicable to the Merger, which makes the consummation of the Merger illegal.

Section 6.1.4 Regulatory Approvals.

Parent shall have obtained and shall have delivered to the Company all Necessary Governmental Approvals, and all applicable waiting or notice periods in connection with any Antitrust Law shall have expired or been terminated.

Section 6.1.5 Listing.

The shares of Parent Common Stock issuable to the Company’s shareholders in the Merger shall have been approved for listing on the Nasdaq, subject to official notice of issuance.

Section 6.1.6 FDIC Consent.

Parent shall have received, and shall have delivered evidence thereof to the Company, any requisite consent, approval, waiver or non-objection or other determination (whether or not written) by the FDIC to permit the consummation of the Merger and the transactions contemplated hereby under the shared-loss agreements set forth in Section 6.1.6 of the Parent Disclosure Schedule (the “FDIC Consent”).

Section 6.2 Additional Conditions to Obligations of Parent.

The obligations of Parent to effect the Merger are also subject to the satisfaction at or prior to the Effective Time of the following conditions, any or all of which may be waived, in whole or in part, to the extent permitted by Section 7.4 and applicable Law:

Section 6.2.1 Representations and Warranties.

Each of (i) the representations and warranties of the Company contained in this Agreement (other than those contained in the first and fourth sentences of Section 3.1, Section 3.3.1, Section 3.3.2, Section 3.4, Section 3.9(i), and Section 3.20) shall be true and correct as of the Effective Time as though made on and as of the Effective Time (provided that those representations and warranties which address matters only as of a particular date need only be true and correct as of such date and further provided that, for purposes of determining whether the representations and warranties of the Company are true and correct, qualifications as to materiality, “Company Material Adverse Effect” and words of similar import set forth therein shall be disregarded); provided, however, that the condition in this Section 6.2.1(i) shall be deemed to be satisfied so long as any failure of such representations and warranties to be true and correct, individually or in the aggregate, has not had a Company Material Adverse Effect; (ii) the representations and warranties of the Company contained the first and fourth sentences of Section 3.1, Section 3.4, and Section 3.20 shall be true and correct in all material respects and (iii) Section 3.3.1, Section 3.3.2, and Section 3.9(i) shall be true and correct in all respects (except for inaccuracies in Sections 3.3.1 and Section 3.3.2 that are de minimis in amount), in each case, as of the Effective Time as though made on and as of the Effective Time (provided that those representations and warranties which address matters only as of a particular date need only be true and correct as of such date). Parent shall have received a certificate of the Chief Executive Officer or Chief Financial Officer of the Company to that effect.

Section 6.2.2 Agreements and Covenants.

The Company shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Effective Time. Parent shall have received a certificate of the Chief Executive Officer or Chief Financial Officer of the Company to that effect.

Section 6.2.3 Tax Opinion.

Parent shall have received the opinion of Jones Day, dated the date of the Effective Time, to the effect that, on the basis of the facts, representations and assumptions set forth or referred to in such opinion, the Merger will qualify for United States federal income tax purposes as a “reorganization” within the meaning of Section 368(a) of the Code. In rendering such opinion, Parent counsel shall be entitled to rely upon customary assumptions and representations reasonably satisfactory to such counsel, including representations set forth in certificates of officers of Parent and the Company. The condition referred to in this Section 6.2.3 shall not be waivable after receipt of the approval of the Required Parent Shareholders referred to in Section 4.19, unless further shareholder approval is obtained with appropriate disclosure.

Section 6.2.4 Material Developments.

There shall not have occurred after the date of this Agreement any event or development with relation to the Company or its Subsidiaries that, individually or in the aggregate, has had a Company Material Adverse Effect.

Section 6.2.5 Approval of Bank Merger.

The Bank Merger shall have been approved by the OCC and all other applicable Governmental Authorities, and all waiting periods shall have expired or been terminated.

Section 6.2.6 No Adverse Conditions in Approvals of Governmental Authorities.

No approval, order or consent obtained from any Governmental Authority in connection with the Merger, the TARP Purchase, the Bank Merger or the FDIC Consent shall include any conditions, restrictions or commitments to take action that, individually or in the aggregate, would reasonably be expected to, in the good faith reasonable judgment of Parent’s Board, (x) materially and adversely affect the business, operations, financial condition, property or assets of the combined enterprise of Parent and the Company and their respective Subsidiaries or (y) materially impair the value of the Company to Parent (taking into account, however, in the case of this clause (y), any offsetting benefit to Parent and Parent’s Subsidiaries from taking any such action).

Section 6.3 Additional Conditions to Obligations of the Company.

The obligations of the Company to effect the Merger are subject to satisfaction at or prior to the Effective Time of the following conditions, any or all of which may be waived, in whole or in part, to the extent permitted by Section 7.4 and applicable Law:

Section 6.3.1 Representations and Warranties.

Each of (i) the representations and warranties of Parent contained in this Agreement (other than those contained in the first and fourth sentences of Section 4.1, Section 4.3.1, Section 4.3.2, Section 4.4, and Section 4.9(i)) shall be true and correct as of the Effective Time as though made on and as of the Effective Time (provided that those representations and warranties which address matters only as of a particular date need only be true and correct as of such date and further provided that, for purposes of determining whether the representations and warranties of Parent are true and correct, qualifications as to materiality, “Parent Material Adverse Effect” and words of similar import set forth therein shall be disregarded); provided, however, that the condition in this Section 6.3.1(i) shall be deemed to be satisfied so long as any failure of such representations and warranties to be true and correct, individually or in the aggregate, has not had a Parent Material Adverse Effect; and (ii) the representations and warranties of Parent contained the first and fourth sentences of Section 4.1 and Section 4.4 shall be true and correct in all material respects and Section 4.3.1, Section 4.3.2, and Section 4.9(i) shall be true and correct in all respects (except for inaccuracies in Sections 4.3.1 and Section 4.3.2 that are de minimis in amount), in each case, as of the Effective Time as though made on and as of the Effective Time (provided that those representations and warranties which address matters only as of a particular date need only be true and correct as of such date). The Company shall have received a certificate of the Chief Executive Officer or Chief Financial Officer of Parent to that effect.

Section 6.3.2 Agreements and Covenants.

Parent shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Effective Time. The Company shall have received a certificate of the Chief Executive Officer or Chief Financial Officer of Parent to that effect.

Section 6.3.3 Closing Payments.

At the Closing, Parent will make (or cause to be made) the payments required to be made pursuant to Article 2.

Section 6.3.4 Tax Opinion.

The Company shall have received the opinion of Dykema Gossett PLLC, dated the date of the Effective Time, to the effect that, on the basis of the facts, representations and assumptions set forth or referred to in such opinion, the Merger will qualify for United States federal income tax purposes as a “reorganization” within the meaning of Section 368(a) of the Code. In rendering such opinion, Dykema Gossett PLLC shall be entitled to rely upon customary assumptions and representations reasonably satisfactory to such counsel, including representations set forth in certificates of officers of Parent and the Company. The condition referred to in this Section 6.3.4 shall not be waivable after receipt of the approval of the Required Company Shareholders and the Required TARP Preferred Holders referred to in Section 3.19, unless further shareholder approval is obtained with appropriate disclosure.

Section 6.3.5 Material Developments.

There shall not have occurred after the date of this Agreement any event or development with relation to Parent or its Subsidiaries that, individually or in the aggregate, has had a Parent Material Adverse Effect.

Article 7.

TERMINATION, AMENDMENT AND WAIVER

Section 7.1 Termination.

This Agreement may be terminated, and the Merger may be abandoned, at any time prior to the Effective Time, by action taken or authorized by the Board of Directors of the terminating party or parties, notwithstanding approval thereof by the shareholders of the Company and/or the shareholders of Parent (except as otherwise specified in this Section 7.1):

Section 7.1.1 By mutual written consent of Parent and the Company, by action of their respective Boards of Directors;

Section 7.1.2 By either the Company or Parent if the Merger shall not have been consummated prior to June 12, 2013; provided that such date shall be extended to September 12, 2013 in the event all conditions to effect the Merger other than those set forth in Section 6.1.3 (No Order) (to the extent that the order, judgment, decree, injunction or ruling relates to a violation or alleged violation of Antitrust Laws or Applicable Banking Laws) and Section 6.1.4 (Regulatory Approvals) have been or are capable of being satisfied at the time of such extension (such date, as it may be so extended, shall be referred to herein as the “Outside Date”); provided further, that the right to terminate this Agreement under this Section 7.1.2 shall not be available to any party whose breach of this Agreement has been the primary cause of, or primarily resulted in, the failure of the Effective Time to occur on or before such date;

Section 7.1.3 By either the Company or Parent if (A) any court of competent jurisdiction or other Governmental Authority shall have issued an order, decree or ruling or taken any other action permanently restraining, enjoining or otherwise prohibiting the Merger, and such order, decree, ruling or other action shall have become final and nonappealable; or (B) a Law shall be in effect that makes consummation of the Merger illegal or otherwise prohibits or prevents consummation of the Merger;

Section 7.1.4 By either Parent or the Company if the approval of this Agreement by the Required Company Shareholders or the Required TARP Preferred Holders shall not have been obtained at the Company Shareholders’ Meeting at which a vote on this Agreement is taken;

Section 7.1.5 By either Parent or the Company if the approval of the issuance of the shares of Parent Common Stock in accordance with Article 2 by the Majority Parent Shareholders or the approval of this Agreement by the Required Parent Shareholders shall not have been obtained at the Parent Shareholders’ Meeting at which votes on such matters are taken;

Section 7.1.6 In either of the following circumstances:

Section 7.1.6.1 By Parent if prior to receipt of the approval of the Required Company Shareholders and the Required TARP Preferred Holders, the Company or the Company Board (or any committee thereof) has (a) made a Company Adverse Recommendation Change, (b) failed to make a statement in opposition and recommend rejection to the Company’s shareholders of a tender or exchange offer of the Company’s securities initiated by a third party pursuant to Rule 14e-2 promulgated under the Securities Act within ten (10) Business Days after such tender or exchange offer has been published, sent or given by such third party, (c) materially breached the terms of Section 5.7, or (d) materially breached its obligations under Section 5.5.1.1 by failing to call, give notice of, convene and hold the Company Shareholders Meetings (taking into account the provisions of Sections 5.5.1.1 and 5.5.1.2, including the limitations on the obligations of the Company therein to call and hold any such Company Shareholders’ Meeting);

Section 7.1.6.2 By the Company if prior to receipt of the approval of the Required Parent Shareholders of this Agreement and the approval of the Majority Parent Shareholders of the issuance of shares of Parent Common Stock pursuant to Article 2, Parent or the Parent Board (or any committee thereof) has (a) made a Parent Adverse Recommendation Change, (b) failed to make a statement in opposition and recommend rejection to the Parent’s shareholders of a tender or exchange offer of the Parent’s securities initiated by a third party pursuant to Rule 14e-2 promulgated under the Securities Act within ten (10) Business Days after such tender or exchange offer has been published, sent or given by such third party, (c) materially breached the terms of Section 5.8, or (d) materially breached its obligations under Section 5.5.2 by failing to call, give notice of, convene and hold the Parent Shareholders Meeting (taking into account the provisions of Section 5.5.2, including the limitations on the obligations of Parent therein to call and hold such Parent Shareholders Meeting);

Section 7.1.7 In either of the following circumstances:

Section 7.1.7.1 By the Company, in order to enter into an agreement with respect to a Company Superior Proposal in accordance with Section 5.7.4; provided, however, that concurrent with the termination of this Agreement by the Company pursuant to this Section 7.1.7.1, the Company will pay Parent, or will cause Parent to be paid, the Termination Fee payable under Section 7.2.2.3;

Section 7.1.7.2 By Parent, in order to enter into an agreement with respect to a Parent Superior Proposal in accordance with Section 5.8.4; provided, however, that concurrent with the termination of this Agreement by Parent pursuant to this Section 7.1.7.2 Parent will pay the Company, or will cause the Company to be paid, the Termination Fee payable under Section 7.2.2.3;

Section 7.1.8 By Parent, if (A) any representation or warranty of the Company set forth in this Agreement shall have become untrue or the Company has breached any covenant or agreement of the Company set forth in this Agreement, (B) such breach or misrepresentation has not been cured and is not capable of being cured prior to the Outside Date, and (C) such breach or misrepresentation would cause the conditions set forth in Section 6.2.1 or Section 6.2.2 not to be satisfied; and

Section 7.1.9 By the Company, if (A) any representation or warranty of Parent set forth in this Agreement shall have become untrue or Parent has breached any covenant or agreement of Parent set forth in this Agreement, (B) such breach or misrepresentation has not been cured and is not capable of being cured prior to the Outside Date, and (C) such breach or misrepresentation would cause the conditions set forth in Section 6.3.1 or Section 6.3.2 not to be satisfied.

Section 7.2 Effect of Termination.

Section 7.2.1 Limitation on Liability.

In the event of termination of this Agreement by either the Company or Parent as provided in Section 7.1, this Agreement shall forthwith become void and of no effect and there shall be no liability or obligation on the part of Parent or the Company or their respective

Subsidiaries, officers or directors except (A) with respect to Section 5.6.5, Section 5.11, this Section 7.2 and Article 8 and (B) with respect to any liabilities or damages incurred or suffered by a party as a result of the fraud or knowing breach by the other party of any of its representations, warranties, covenants or other agreements set forth in this Agreement.

Section 7.2.2 Termination Fee; Expense Reimbursement.

Section 7.2.2.1 Intentionally Omitted.

Section 7.2.2.2 In the event that (A) this Agreement is terminated by Parent or the Company pursuant to Section 7.1.2 or Section 7.1.4 (it being understood that if this Agreement is terminable both pursuant to Section 7.1.4 and Section 7.1.5, and is terminated by either party on such ground, this Agreement will be deemed to have been terminated pursuant to both Section 7.1.4 and Section 7.1.5), (B) a Company Acquisition Proposal has been publicly announced prior to the occurrence of the events giving rise to such termination (or as of the termination date, in the case of a termination pursuant to Section 7.1.2), and (C) within twelve months of such termination the Company executes a definitive agreement to consummate a transaction described in the definition of Company Acquisition Proposal, then the Company shall pay Parent, immediately prior to the execution of such definitive agreement, (i) an amount equal to the Termination Fee and (ii) all reasonable and documented out of pocket expenses incurred by Parent (including fees and expenses of counsel, accountants, financial advisors, experts and consultants) in connection with this Agreement and the transactions contemplated hereby.

Section 7.2.2.3 In the event that (A) this Agreement is terminated by Parent or the Company pursuant to Section 7.1.2 or Section 7.1.5 (it being understood that if this Agreement is terminable both pursuant to Section 7.1.4 and Section 7.1.5, and is terminated by either party on such ground, this Agreement will be deemed to have been terminated pursuant to both Section 7.1.4 and Section 7.1.5), (B) a Parent Acquisition Proposal has been publicly announced prior to the occurrence of the events giving rise to such termination (or as of the termination date, in the case of a termination pursuant to Section 7.1.2), and (C) within twelve months of such termination Parent executes a definitive agreement to consummate a transaction described in the definition of Parent Acquisition Proposal, then Parent shall pay the Company, immediately prior to the execution of such definitive agreement, (i) an amount equal to the Termination Fee and (ii) all reasonable and documented out of pocket expenses incurred by the Company (including fees and expenses of counsel, accountants, financial advisors, experts and consultants) in connection with this Agreement and the transactions contemplated hereby.

Section 7.2.2.4 In the event that this Agreement is terminated by Parent pursuant to Section 7.1.6.1, then the Company shall pay to the Parent, within five (5) Business Days following such termination, (i) an amount equal to the Termination Fee and (ii) all reasonable and documented out of pocket expenses incurred by Parent (including fees and expenses of counsel, accountants, financial advisors, experts and consultants) in connection with this Agreement and the transactions contemplated hereby.

Section 7.2.2.5 In the event that this Agreement is terminated by the Company pursuant to Section 7.1.6.2, then Parent shall pay to the Company, within five (5) Business Days following such termination, (i) an amount equal to the Termination Fee and (ii)

all reasonable and documented out of pocket expenses incurred by the Company (including fees and expenses of counsel, accountants, financial advisors, experts and consultants) in connection with this Agreement and the transactions contemplated hereby.

Section 7.2.2.6 In the event that this Agreement is terminated by the Company pursuant to Section 7.1.7.1, then the Company shall pay Parent (i) the Termination Fee on the effective date of such termination and (ii) all reasonable and documented out of pocket expenses incurred by Parent (including fees and expenses of counsel, accountants, financial advisors, experts and consultants) in connection with this Agreement and the transactions contemplated hereby.

Section 7.2.2.7 In the event that this Agreement is terminated by Parent pursuant to Section 7.1.7.2, then Parent shall pay the Company (i) the Termination Fee on the effective date of such termination and (ii) all reasonable and documented out of pocket expenses incurred by the Company (including fees and expenses of counsel, accountants, financial advisors, experts and consultants) in connection with this Agreement and the transactions contemplated hereby.

For purposes of this Section 7.2.2, the term “Parent Acquisition Proposal” and “Company Acquisition Proposal” shall have the meaning ascribed them in Section 8.4, except that references to “15%” shall be replaced by “50%”.

Section 7.2.3 All Payments.

All payments under Section 7.2 shall be made by wire transfer of immediately available funds to an account designated by the party entitled to receive payment.

Section 7.2.4 Non-Exclusive Remedies.

The parties acknowledge that the rights and remedies provided in this Agreement are cumulative and not alternative, and that payment of the fees and expenses described in Section 7.2.2 shall not be in lieu of liability incurred pursuant to Section 7.2.1.

Section 7.3 Amendment.

This Agreement may not be amended except by an instrument in writing signed by the parties hereto.

Section 7.4 Waiver.

At any time prior to the Effective Time, Parent and the Company may, to the extent permitted by applicable Law, (A) extend the time for the performance of any of the obligations or other acts of the other, (B) waive any inaccuracies in the representations and warranties of the other contained herein or in any document delivered pursuant hereto and (C) waive compliance by the other with any of the agreements or conditions contained herein. Any such extension or waiver shall be valid only if set forth in an instrument in writing signed by the party or parties making such waiver, but such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure or for any other period not specifically provided in the waiver.

Article 8.

GENERAL PROVISIONS

Section 8.1 Non-Survival of Representations and Warranties.

None of the representations and warranties in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time. This Section 8.1 shall not limit any covenant or agreement of the parties to the extent its terms contemplate performance in whole or in part after the Effective Time, but any other covenants and agreements shall not survive the Effective Time.

Section 8.2 Fees and Expenses.

Subject to Section 7.2 of this Agreement, and except with respect to costs and expenses of printing and mailing the Joint Proxy Statement/Prospectus and all filing and other fees paid to the SEC in connection with the Merger which shall be borne equally by the Company and Parent, all expenses incurred by the parties hereto shall be borne solely and entirely by the party which has incurred the same.

Section 8.3 Notices.

Any notices or other communications required or permitted under, or otherwise in connection with this Agreement, shall be in writing and shall be deemed to have been duly given when delivered in person or upon electronic confirmation of receipt when transmitted by electronic mail or facsimile transmission (but only if followed by transmittal by national overnight courier or hand for delivery on the next Business Day) or on receipt after dispatch by registered or certified mail, postage prepaid, addressed, or on the next Business Day if transmitted by national overnight courier, in each case as follows:

If to Parent, addressed to it at:

FirstMerit Corporation

III Cascade Plaza, 7th Floor

Akron, Ohio 44308

Facsimile: (330) 384-7271

Attention: General Counsel

with a copy to:

Jones Day

901 Lakeside Avenue

Cleveland, Ohio 44114

Facsimile: (216) 579-0212

Attention: Lyle G. Ganske

                 Peter E. Izanec

If to the Company, addressed to it at:

Citizens Republic Bancorp, Inc.

328 S. Saginaw Street

Flint, Michigan 48502

Facsimile: (810) 257-2570

Attention: General Counsel

with a copy to:

Dykema Gossett PLLC

39577 Woodward Avenue, Suite 300

Bloomfield Hills, MI 48301

Facsimile: (248) 203-0763

Attention: Rex E. Schlaybaugh, Jr.

Section 8.4 Certain Definitions.

For purposes of this Agreement, the term:

“Acquired Company IP” means all Intellectual Property in which any of the Company and Company Subsidiaries has an ownership interest (in whole or in part) or right, including all Company Owned IP and Company Licensed IP.

“Action” means any action, suit, claim, demand, inquiry, arbitration, mediation, interference, opposition, re-examination, concurrent use, cancellation or other dispute resolution or proceeding.

“affiliate” means a person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, the first-mentioned person.

“Antitrust Laws” means the Sherman Antitrust Act of 1890, as amended, the Clayton Antitrust Act of 1914, as amended, the HSR Act, the Federal Trade Commission Act of 1914, as amended, and all other applicable competition, merger control, antitrust, trade regulation or similar transnational, national, federal or state, domestic or foreign Laws, and other Laws and administrative and judicial doctrines that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition.

“Average Price” means the aggregate volume weighted average per share price, rounded to two decimal points, of Parent Common Stock on the Nasdaq as reported by Bloomberg L.P. for the twenty consecutive Business Days in which shares are traded on the Nasdaq in the period immediately preceding the third Business Day before the date of Closing.

“Banking Authority” means any of the following: the Federal Reserve, the OCC, the UST, the FDIC and a state banking regulatory authority.

“beneficial ownership” (and related terms such as “beneficially owned” or “beneficial owner”) has the meaning set forth in Rule 13d-3 under the Exchange Act.

“Blue Sky Laws” means state securities or “blue sky” laws.

“Book-Entry Shares” shall mean shares of Company Common Stock evidenced in book-entry form on the records of the Company, or the Company’s transfer agent on behalf of the Company, immediately prior to the Effective Time.

“Business Day” shall mean any day other than a day on which the SEC shall be closed.

“Certificate” shall mean, with respect to shares of Company Common Stock, certificates that, immediately prior to the Effective Time, represented any such shares.

“Company Acquisition Proposal” means any bona fide offer or proposal concerning any (A) merger, consolidation, business combination, recapitalization, liquidation or dissolution or similar transaction involving the Company or any Significant Subsidiary of the Company, (B) sale, lease, exchange, transfer or other disposition directly or indirectly by merger, consolidation, business combination, share exchange, joint venture, or otherwise of assets of the Company or any Company Subsidiary representing 15% or more of the consolidated assets of the Company and the Company Subsidiaries, taken as a whole, (C) inquiry, issuance, sale, or other disposition of (including by way of merger, consolidation, business combination, tender offer, share exchange, joint venture, or any similar transaction) Equity Interests representing 15% or more of the voting power of the Company or (D) transaction in which any person or group shall acquire beneficial ownership, or the right to acquire beneficial ownership of 15% or more of the outstanding voting capital stock of the Company or (E) any combination of, or any transaction similar to, the foregoing (other than the Merger), as the same may be amended or revised from time to time.

“Company Adverse Recommendation Change” means (i) the withdrawal or failure to make (or modification in a manner adverse to Parent), or public proposal to withdraw (or modify in a manner adverse to Parent), the approval, recommendation or declaration of advisability by the Company Board or any committee thereof of this Agreement or the Merger, (ii) recommendation of the approval or adoption of, or the taking of a position other than “against” (or any public proposal to approve or adopt), any Company Acquisition Proposal by the Company Board or any committee thereof; or (iii) failure to recommend to the Company’s shareholders that approval of this Agreement is advisable at the Company Shareholders’ Meeting.

“Company Bank” means Citizens Bank, organized under the laws of the State of Michigan and a wholly owned Subsidiary of the Company.

“Company Board” means the Board of Directors of the Company.

“Company IT Systems” means all computer systems, networks, hardware, Software, databases, websites, and equipment used to process, store, maintain and operate data, information, and functions used in connection with the business of Company.

“Company Lease” means any Contract where any real property or interest in real property is leased by the Company or any Company Subsidiary.

“Company Licensed IP” means any Intellectual Property licensed to the Company or any Company Subsidiary pursuant to a Company Material Contract listed or required to be listed in Section 3.12 of the Company Disclosure Schedule.

“Company Material Adverse Effect” means any change, effect, event, occurrence, state of facts or development that (i) is or would reasonably be expected to be material and adverse to the business, assets, properties, condition (financial or otherwise) or results of operations of the Company and the Company Subsidiaries, taken as a whole; provided, however, that none of the following shall be deemed in themselves, either alone or in combination, to constitute, and that none of the following shall be taken into account in determining whether there has been or will be, a Company Material Adverse Effect: (A) any adverse change, effect, event, occurrence, state of facts or development demonstrably resulting from the announcement, pendency or consummation of the Merger or the transactions contemplated hereby, including any rating agency downgrade of the Company resulting therefrom; (B) any adverse change, effect, event, occurrence, state of facts or development attributable to conditions generally affecting any of the industries in which the Company participates, the U.S. economy or financial or credit markets (including changes in prevailing interest rates, credit availability, liquidity and quality, currency exchange rates, price levels or trading volumes in the United States or foreign securities markets); (C) any adverse change, effect, event, occurrence, state of facts or development arising from or relating to actions expressly required by the terms of this Agreement, or action taken, or failure to act, to which Parent has been informed of and consented in writing prior thereto; (D) changes in Laws after the date hereof; (E) changes in GAAP after the date hereof; (F) any outbreak or escalation of hostilities, declared or undeclared acts of war or terrorism; (G) any failure by the Company to meet any published or internally prepared estimates of revenues, earnings or other economic performance for any period ending on or after the date of this Agreement and prior to Closing (other than in connection with a failure to appropriately update such estimates to the extent there is a duty to update under applicable Law); or (H) a decline in the price of the Company Common Stock on the Nasdaq or any other trading market (it being understood that the facts and circumstances giving rise to such events specified in clauses (G) and (H) may be deemed to constitute, and may be taken into account in determining whether there has been a Company Material Adverse Effect to the extent such facts and circumstances are not otherwise included in clauses (A)-(F) of this definition), except, with respect to clauses (B), (D), (E) and (F), to the extent that the effects of such change are disproportionately adverse to the business, assets, properties, condition (financial or otherwise) or results of the Company and the Company Subsidiaries, taken as a whole, as compared to other companies in the industry in which the Company and the Company Subsidiaries operate; or (ii) prevents or materially impairs or delays the ability of the Company to perform its obligations under this Agreement or to consummate the Merger or any of the other transactions contemplated hereby or would reasonably expect to do so.

“Company Owned IP” means any Intellectual Property owned by either the Company or any Company Subsidiary, in whole or in part.

“Company Superior Proposal” means an unsolicited, bona fide Company Acquisition Proposal (with all of the percentages included in the definition of Company Acquisition Proposal increased to fifty percent (50%) for purposes of this definition) made by a third party which, in the good faith judgment of the Company Board (after consultation with a financial advisor of nationally recognized reputation and the Company’s outside legal counsel) would, if consummated, result in a transaction that is more favorable, from a financial point of view, to the Company’s shareholders than the Merger or the transactions contemplated by this Agreement (as amended from time to time, including in connection with Parent’s rights under Section 5.7.4).

“Contract” means any written or oral agreement, contract, indenture, instrument, lease, license, or undertaking or other legally binding commitment or obligation.

“control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a person, whether through the ownership of stock or as trustee or executor, by contract or otherwise.

“Copyrights” means all copyrights, whether in published or unpublished works, rights in databases and data collections, mask work rights, rights in Software and web site content, rights to compilations and collective works, rights to derivative works of any of the foregoing, registrations and applications for registration for any of the foregoing and renewals or extensions thereof, and moral rights and economic rights in the foregoing.

“Domain Names” means Internet electronic addresses, uniform resource locators and alphanumeric designations associated therewith registered with or assigned by any domain name registrar, domain name registry or other domain name registration authority as part of an electronic address on the Internet and all applications for any of the foregoing.

“Environmental Laws” means any Law relating to the pollution, protection, investigation or restoration of the environment, including, without limitation, those relating to the use, handling, presence, transportation, treatment, storage, disposal, release, threatened release or discharge, or the exposure of persons to, of Hazardous Materials.

“Environmental Permits” means any permit, approval, license or other authorization required under any applicable Environmental Law.

“Equity Interest” means any capital stock, partnership, membership or similar interest in any entity, and any option, warrant, right or security convertible, exchangeable or exercisable therefor.

“Exchange Act” shall mean the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“FDIC” means the Federal Deposit Insurance Corporation.

“FHLB” means the Federal Home Loan Bank.

“Federal Reserve” means the Board of Governors of the Federal Reserve System or its delegees.

“GAAP” means generally accepted accounting principles as applied in the United States.

“Governmental Authority” means any nation or government, any state or other political subdivision thereof, any entity exercising executive, legislative, judicial, regulatory or administration functions of or pertaining to government, including any government authority, agency, department, board, commission or instrumentality of the United States, any foreign government, any State of the United States or any political subdivision thereof (including the Banking Authorities and the United States Department of Justice), and any court, tribunal or arbitrator(s) of competent jurisdiction.

“group” is defined as in Rule 13d-5(b) promulgated under the Exchange Act, except where the context otherwise requires.

“Hazardous Materials” means any chemical, material, waste or other substance defined as “toxic” or “hazardous” or otherwise regulated under any applicable Environmental Law, including petroleum and petroleum-containing materials, asbestos and asbestos-containing materials, radiation and radioactive materials and polychlorinated biphenyls.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations thereunder.

“Intellectual Property” means Copyrights, Domain Names, Patents, Software, trademarks and trade secrets, all tangible embodiments of the foregoing, and all rights to enforce rights in and to collect damages for past, present and future violations of the foregoing.

“IRS” means the United States Internal Revenue Service.

“knowledge” will be deemed to be present with respect to Parent or the Company, as applicable, when the matter in question was actually known after due inquiry to any executive officer of Parent (in the case of Parent) or to any executive officer of the Company (in the case of the Company) on or prior to the date of this Agreement.

“Law” means any foreign or domestic law, statute, code, ordinance, rule, regulation, agency requirement, common law, order, judgment, writ, stipulation, award, injunction or decree.

“Litigation” means any (i) action, arbitration or lawsuit, (ii) criminal prosecution, examination, or investigation by any Governmental Authority, or (iii) compliance review, administrative hearing or other governmental proceeding relating to a party, but shall not include in any case any regular, periodic examinations of depository institutions and their affiliates by applicable Banking Authorities.

“Loans” means any written loan, loan agreement, note or borrowing arrangement (including leases, credit enhancements, guarantees and interest bearing assets).

“Nasdaq” means The Nasdaq Stock Market.

“Necessary Governmental Approvals” means the approvals of all applicable Governmental Authorities in connection with the Banking Filings (other than in respect of the Bank Merger).

“OCC” means the Office of the Comptroller of the Currency of the United States.

“Other Filings” means all filings made by, or required to be made by, the Company or Parent with the SEC other than the Registration Statement and Joint Proxy Statement/Prospectus.

“Parent Acquisition Proposal” means any bona fide offer or proposal concerning any (A) merger, consolidation, business combination, recapitalization, liquidation or dissolution or similar transaction involving Parent where the holders of the Parent Common Stock immediately prior to the consummation thereof represent less than 85% of the holders of the resulting entity, (B) sale, lease, exchange, transfer or other disposition directly or indirectly by merger, consolidation, business combination, share exchange, joint venture, or otherwise of assets of Parent or any Parent Subsidiary representing 15% or more of the consolidated assets of Parent and the Parent Subsidiaries, taken as a whole, (C) inquiry, issuance, sale, or other disposition of (including by way of merger, consolidation, business combination, tender offer, share exchange, joint venture, or any similar transaction) Equity Interests representing 15% or more of the voting power of Parent or (D) transaction in which any person or group shall acquire beneficial ownership, or the right to acquire beneficial ownership of 15% or more of the outstanding voting capital stock of Parent or (E) any combination of, or any transaction similar to, the foregoing (other than the Merger), as the same may be amended or revised from time to time.

“Parent Adverse Recommendation Change” means (i) the withdrawal or failure to make (or modification in a manner adverse to the Company), or public proposal to withdraw (or modify in a manner adverse to the Company), the approval, recommendation or declaration of advisability by the Parent Board or any committee thereof of this Agreement or the Merger, (ii) recommendation of the approval or adoption of, or the taking of a position other than “against” (or any public proposal to approve or adopt), any Parent Acquisition Proposal by the Parent Board or any committee thereof; or (iii) failure to recommend to the Parent’s shareholders that approval of this Agreement and the Merger is advisable at the Parent Shareholders’ Meeting.

“Parent Bank” means FirstMerit Bank, N.A., a national banking association organized under the Laws of the United States and a wholly owned Subsidiary of Parent.

“Parent Material Adverse Effect” means any change, effect, event, occurrence, state of facts or development that (i) is or would reasonably be expected to be material and adverse to the business, assets, properties, condition (financial or otherwise) or results of operations of Parent and the Parent Subsidiaries, taken as a whole; provided, however, that none of the following shall be deemed in themselves, either alone or in combination, to constitute, and that none of the following shall be taken into account in determining whether there has been or will be, a Parent Material Adverse Effect: (A) any adverse change, effect, event, occurrence, state of facts or development demonstrably resulting from the announcement to the announcement or pendency of the Merger or the transactions contemplated hereby, including any rating agency downgrade of Parent resulting therefrom; (B) any adverse change, effect, event, occurrence, state of facts or development after the date hereof, attributable to conditions generally affecting any of the industries in which Parent participates, the U.S. economy or financial or credit markets (including changes in prevailing interest rates, credit availability, liquidity and quality, currency exchange rates, price levels or trading volumes in the United States or foreign securities markets); (C) any adverse change, effect, event, occurrence, state of facts or development arising from or relating to actions expressly required by the terms of this Agreement, or action taken, or failure to act, to which the Company has been informed of and consented in writing prior thereto; (D) changes in Laws after the date hereof; (E) changes in GAAP after the date hereof; or (F) any outbreak or escalation of hostilities, declared or undeclared acts of war or terrorism; (G) any failure by Parent to meet any published or internally prepared estimates of revenues, earnings or other economic performance for any period ending on or after the date of this Agreement and prior to Closing (other than in connection with a failure to appropriately update such estimates to the extent there is a duty to update under applicable Law); or (H) a decline in the price of the Parent Common Stock on the Nasdaq or any other trading market, (it being understood that the facts and circumstances giving rise to such events specified in clauses (G) and (H) may be deemed to constitute, and may be taken into account in determining whether there has been a Parent Material Adverse Effect to the extent such facts and circumstances are not otherwise included in clauses (A)-(F) of this definition), except, with respect to clauses (B), (D), (E) and (F), to the extent that the effects of such change are disproportionately adverse to the business, assets, properties, condition (financial or otherwise) or results of Parent and the Parent Subsidiaries, taken as a whole, as compared to other companies in the industry in which Parent and the Parent Subsidiaries operate; or (ii) prevents or materially impairs or delays the ability of Parent to perform its obligations under this Agreement or to consummate the Merger or any of the other transactions contemplated hereby or would reasonably expect to do so.

“Parent Owned IP” means any Intellectual Property owned by either Parent or any Parent Subsidiary in whole or in part.

“Parent Superior Proposal” means an unsolicited, bona fide Parent Acquisition Proposal (with all of the percentages included in the definition of Parent Acquisition Proposal increased to fifty percent (50%) for purposes of this definition) made by a third party which, in the good faith judgment of the Parent Board (after consultation with a financial advisor of nationally recognized reputation and the Parent’s outside legal counsel) would, if consummated, result in a transaction that is more favorable, from a financial point of view, to the Parent’s shareholders than the Merger or the transactions contemplated by this Agreement (as amended from time to time, including in connection with the Company’s rights under Section 5.8.4).

“Patents” means all patents, industrial and utility models, industrial designs, petty patents, patents of importation, patents of addition, certificates of invention, and any other indicia of invention ownership issued or granted by any Governmental Authority, including all provisional applications, priority and other applications, divisionals, continuations (in whole or in part), extensions, reissues, reexaminations or equivalents or counterparts of any of the foregoing; and moral and economic rights of inventors in any of the foregoing.

“Permitted Liens” means (i) liens or other encumbrances for Taxes not yet due and payable or that are being contested in good faith by appropriate proceedings, (ii) liens or other encumbrances in favor of vendors, carriers, warehousemen, repairmen, mechanics, workmen, materialmen, construction or similar liens or other encumbrances arising in the ordinary course of business and by operation of Law and with respect to amounts that are not delinquent, (iii) liens for utilities and other governmental charges that, in each case, are not yet due or payable, are being contested in good faith by appropriate proceedings or may thereafter be paid without giving rise to any material penalty or material additional cost or liability, (iv) matters of record or registered liens (other than liens for borrowed money) affecting title to any owned or leased real property of a person and its Subsidiaries, (v) requirements and restrictions of zoning, building and other applicable Laws and municipal bylaws, and development, site plan, subdivision or other agreements with municipalities that do not materially and adversely affect the use of the owned or leased real property of a person and its Subsidiaries affected thereby as currently used in the business of such person and its Subsidiaries, (vi) statutory liens of landlords for amounts not yet due and payable, (vii) defects, irregularities or imperfections of title and other liens which do not materially impair the continued use of the asset or property to which they relate; (viii) with respect to a person and its Subsidiaries, liens arising under any credit agreement existing as of the date hereof; (ix) pledges or liens in connection with FHLB borrowings; and (x) repurchase agreements with Governmental Authorities incurred in the ordinary course of business; provided, that the aggregate amount of such liens described in (i) through (viii) would not reasonably be expected to have a Company Material Adverse Effect or a Parent Material Adverse Effect, as the case may be.

“person” means an individual, corporation, limited liability company, partnership, association, trust, unincorporated organization or other entity or group.

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Significant Subsidiary” means any Company Subsidiary that would constitute a “significant subsidiary” of such person within the meaning of Rule 1-02 of Regulation S-X promulgated by the SEC (with all of the percentages included in such definition increased to 10% for purposes of this definition).

“Software” means computer software in any form, including object code, source code and code development tools, and regardless of the method stored or the media upon which it resides.

“Subsidiary” or “Subsidiaries” of Parent, the Company or any other person means any corporation, partnership, joint venture or other legal entity of which Parent, the Company or such other person, as the case may be (either alone or through or together with any other Subsidiary), owns, directly or indirectly, a majority of the stock or other equity interests the holders of which are generally entitled to vote for the election of the board of directors or other governing body of such corporation or other legal entity.

“Takeover Laws” means any “moratorium,” “fair price,” “affiliate transaction,” “business combination,” “control share acquisition” or other similar provision of any state Law.

“Tax Returns” means any report, return, claim for refund, election, estimated tax filing or declaration required to be supplied to any Governmental Authority or domestic or foreign taxing authority with respect to Taxes, including any schedule or attachment thereto, and including any amendments thereof.

“Taxes” means any and all (A) taxes, fees, levies, duties, tariffs, imposts and other charges of any kind (together with any and all interest, penalties, additions to tax and additional amounts imposed with respect thereto) imposed by any Governmental Authority or domestic or foreign taxing authority, including, without limitation, income, franchise, windfall or other profits, gross receipts, premiums, property, sales, use, net worth, capital stock, payroll, employment, social security, workers’ compensation, unemployment compensation, excise, withholding, ad valorem, stamp, transfer, value-added, gains tax and license, registration and documentation fees; , (B) liability for the payment of any amounts of the type described in clause (A) as a result of being a member of an affiliated, consolidated, combined, unitary or aggregate group or a transferee or successor; and (C) liability for the payment of any amounts as a result of an express or implied obligation to indemnify any other person with respect to the payment of any amounts of the type described in clause (A) or (B).

“Termination Fee” means an amount in cash equal to $37,500,000.

Section 8.5 Interpretation; Terms Defined Elsewhere.

When a reference is made in this Agreement to Articles, Sections, Schedules or Exhibits, such reference shall be to an Article of, Section of, Schedule to or Exhibit to this Agreement unless otherwise indicated. The words “include,” “includes” and “including” when used herein shall be deemed in each case to be followed by the words “without limitation.” The words “hereof,” “herein” and “hereunder” and words of like import used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. Terms defined in the singular in this Agreement shall also include the plural and vice versa. The word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if” unless the context in which such phrase is used shall dictate otherwise. The following terms are defined elsewhere in this Agreement, as indicated below:

“Agreement”	Preamble

“Allowance”	Section 3.22.4

“Applicable Banking Laws”	Section 5.9.1

“Bank Merger”	Section 5.20

“Banking Filings”	Section 5.9.1

“BHCA”	Section 3.1

“Certificates of Merger”	Section 1.3

“CIC Agreement Employee”	Section 5.13.5

“Closing”	Section 1.2

“Code”	Recitals

“Company”	Preamble

“Company Articles”	Section 3.2

“Company Benefit Plan”	Section 3.10.1

“Company Bylaws”	Section 3.2

“Company Common Stock”	Section 2.1.1.1

“Company Disclosure Schedule”	Article 3

“Company Employees”	Section 5.13.1

“Company Material Contract”	Section 3.12.1

“Company Option”	Section 2.2.1

“Company Permits”	Section 3.6.1

“Company Preferred Stock”	Section 3.3.1

“Company Recommendation”	Section 5.4.1

“Company Regulatory Agreement”	Section 3.6.1

“Company Representatives”	Section 5.6.2

“Company Restricted Stock”	Section 2.3.1

“Company RSUs”	Section 2.3.1

“Company SEC Filings”	Section 3.7.1

“Company Shareholders’ Meetings”	Section 5.5.1.1

“Company Stock Plans”	Section 2.2.1

“Company Subsidiary”	Section 3.1

“Confidentiality Agreement”	Section 5.6.5

“Covered Persons”	Section 5.14.1

“CRA”	Section 3.6.2

“D&O Insurance”	Section 5.14.3

“Disclosure Schedules”	Article 4

“Effective Time”	Section 1.3

“ERISA”	Section 3.10.1

“Exchange Agent”	Section 2.4.1

“Exchange Fund”	Section 2.4.2

“Exchange Ratio”	Section 2.1.1.1

“Existing Policies”	Section 5.14.3

“Fair Lending Laws”	Section 3.6.2

“FASB”	Section 3.10.2

“FDIC Consent”	Section 6.1.6

“Government Order”	Section 3.13

“Joint Proxy Statement/Prospectus”	Section 5.4.1

“Majority Parent Shareholders”	Section 4.19

“MBCA”	Recitals

“Merger”	Recitals

“Merger Consideration”	Section 2.1.1.1

“OFAC”	Section 3.6.2

“Outside Date”	Section 7.1.2

“Parent”	Preamble

“Parent Benefit Plan”	Section 4.10.1

“Parent Board”	Section 5.4.1

“Parent Bylaws”	Section 4.2

“Parent Charter”	Section 4.2

“Parent Common Stock”	Section 2.1.1.1

“Parent Corporation Law”	Recitals

“Parent Disclosure Schedule”	Article 4

“Parent Material Contract”	Section 4.12.1

“Parent Options”	Section 4.3.1

“Parent Permits”	Section 4.6.1

“Parent Preferred Stock”	Section 4.3.1

“Parent Recommendation”	Section 5.4.1

“Parent Regulatory Agreement”	Section 4.6.1

“Parent Representatives”	Section 5.6.1

“Parent Restricted Stock”	Section 4.3.1

“Parent SEC Filings”	Section 4.7.1

“Parent Shareholders’ Meeting”	Section 5.5.2

“Parent Stock Plans”	Section 4.3.1

“Parent Subsidiary”	Section 4.1

“Registration Statement”	Section 5.4.1

“Required Company Shareholders”	Section 3.19

“Required Parent Shareholders”	Section 4.19

“Required TARP Preferred Holders”	Section 3.19

“SOX”	Section 3.7.2

“Surviving Corporation”	Section 1.1

“TARP Preferred Stock”	Section 2.1.1.2

“TARP Purchase Agreement”	Section 5.5.1.2

“TARP Warrant”	Section 2.2.3

“Transfer Taxes”	Section 5.16

“Trust Preferred Securities”	Section 5.18

“UST”	Section 2.2.3

Section 8.6 Headings.

The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

Section 8.7 Severability.

If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the extent possible.

Section 8.8 Entire Agreement.

This Agreement (together with the Exhibits, the Disclosure Schedules and the other documents delivered pursuant hereto) and the Confidentiality Agreement constitute the entire agreement of the parties and supersede all prior agreements and undertakings, both written and oral, between the parties, or any of them, with respect to the subject matter hereof.

Section 8.9 Assignment.

This Agreement shall not be assigned by operation of Law or otherwise without the prior written consent of the other party (which shall not unreasonably be withheld or delayed) and any purported assignment hereof shall be null and void.

Section 8.10 Parties in Interest.

This Agreement shall be binding upon and inure solely to the benefit of each party hereto and their respective successors and assigns, and nothing in this Agreement, express or implied, other than pursuant to Section 5.14 hereof and Section 5.13.7(iv) of the Company Disclosure Schedule, is intended to or shall confer upon any other person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement. The representations and warranties in this Agreement are the product of negotiations among the parties and are for the sole benefit of the parties. The representations and warranties in this Agreement may represent an allocation among the parties of risks associated with particular matters regardless of the knowledge of any of the parties and may have been qualified by certain disclosures not reflected in the text of this Agreement. Accordingly, persons other than the parties may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date.

Section 8.11 Mutual Drafting.

Each party hereto has participated in the drafting of this Agreement, which each party acknowledges is the result of extensive negotiations between the parties.

Section 8.12 Governing Law; Consent to Jurisdiction; Waiver of Trial by Jury.

Section 8.12.1 This Agreement shall be governed by, and construed in accordance with, the internal Laws of the State of Delaware, without regard to Laws that may be applicable under conflicts of Laws principles.

EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE IT HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT AND ANY OF THE AGREEMENTS DELIVERED IN CONNECTION HEREWITH OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE EITHER OF SUCH WAIVERS, (B) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVERS, (C) IT MAKES SUCH WAIVERS VOLUNTARILY, AND (D) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 8.12.3.

Section 8.13 Disclosure.

Each party hereto has or may have set forth information in its respective Disclosure Schedule in a section thereof that corresponds to the section of this Agreement to which it relates. A matter set forth in one section of the Disclosure Schedule need not be set forth in any other section of the Disclosure Schedule so long as its relevance to the latter section of the Disclosure Schedule or section of the Agreement is reasonably apparent on the face of the information disclosed in the Disclosure Schedule. The fact that any item of information is disclosed in a Disclosure Schedule to this Agreement shall not be construed to mean that such information is required to be disclosed by this Agreement. Such information and the dollar thresholds set forth herein shall not be used as a basis for interpreting the terms “material,” “Company Material Adverse Effect” or “Parent Material Adverse Effect” or other similar terms in this Agreement.

Section 8.14 Counterparts.

This Agreement may be executed in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

Section 8.15 Specific Performance.

The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in addition to any other remedy to which they are entitled at Law or in equity.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, Parent and the Company have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

FIRSTMERIT CORPORATION

By:
Name: Paul G. Greig
Its: Chairman and Chief Executive Officer

CITIZENS REPUBLIC BANCORP, INC.

By:
Name: James L. Wolohan
Its: Chairman of the Board

[Signature Page to Merger Agreement]